Exhibit 99.1

Itaú Unibanco Holding S.A.

2Q17

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	05

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Credit Portfolio	18

Cost of Credit	22

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	26

Insurance, Pension Plan and Premium Bonds Operations	29

Non-interest Expenses	33

Tax Expenses for ISS, PIS, Cofins and Others	35

Income Tax and Social Contribution on Net Income	35

Other Balance Sheet Information	36

Balance Sheet by Currency	39

Capital Ratios	40

Risk Management	42

Business Analysis	43

Segment Analysis	45

Activities Abroad	51

Additional Information	55

Report of Independent Auditors	57

Complete Financial Statements	59

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

2nd quarter of 2017

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

(This page was left in blank intentionality)

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	2Q17	1Q17	2Q16	1H17	1H16
Results
Recurring Net Income	6,169	6,176	5,575	12,345	10,737
Operating Revenues (1)	27,205	27,266	27,448	54,471	54,569
Managerial Financial Margin (2)	17,385	17,415	17,558	34,800	35,207
Performance
Recurring Return on Average Equity – Annualized (3)	21.5%	22.0%	20.6%	21.8%	20.1%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.6%	1.8%	1.5%
Nonperforming Loans Ratio (90 days overdue) - Total	3.2%	3.4%	3.6%	3.2%	3.6%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.9%	4.2%	4.5%	3.9%	4.5%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.3%	1.1%	1.2%	1.1%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	243%	231%	215%	243%	215%
Efficiency Ratio (ER) (6)	45.7%	43.6%	44.9%	44.6%	44.3%
Risk-Adjusted Efficiency Ratio (RAER) (6)	63.4%	64.5%	69.8%	63.9%	71.1%
Balance Sheet
Total Assets	1,448,335	1,413,269	1,396,735
Total Credit Portfolio, including Sureties and Endorsements	552,350	550,318	573,003
Deposits + Debentures + Securities + Borrowings and Onlending (7)	649,603	640,842	653,528
Loan Portfolio/Funding (7)	73.9%	74.6%	76.2%
Stockholders' Equity	118,379	114,897	110,587
Other
Assets Under Administration	998,160	965,319	835,194
Total Number of Employees	95,065	94,955	96,460
Brazil	81,252	81,219	82,213
Abroad	13,813	13,736	14,247
Branches and CSBs – Client Service Branches	4,955	5,005	5,154
ATM – Automated Teller Machines (8)	46,572	46,407	45,523

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	2Q17	1Q17	2Q16	1H17	1H16
Highlights
Recurring Net Income per Share (R$) (9)	0.95	0.95	0.85	1.90	1.66
Net Income per Share (R$) (9)	0.92	0.93	0.85	1.85	1.64
Number of Outstanding Shares at the end of period – in thousands (10)	6,498,643	6,524,604	6,522,698	6,498,643	6,522,698
Book Value per Share (R$)	18.22	17.61	16.95	18.22	16.95
Dividends and Interest on Own Capital net of Taxes (11)	2,467	2,470	1,532	4,938	2,544
Dividends and Interest on Own Capital net of Taxes (11) per Share (R$)	0.38	0.38	0.23	0.76	0.39
Market Capitalization (12)	239,020	249,631	179,256	239,020	179,256
Market Capitalization (12) (US$ million)	72,251	78,788	55,846	72,251	55,846
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.4%	18.1%	18.1%	18.4%	18.1%
Common Equity Tier I	15.7%	15.4%	14.8%	15.7%	14.8%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (13)	14.5%	14.7%	14.1%	14.5%	14.1%
Indicators
EMBI Brazil Risk	289	270	350	289	350
CDI rate – Accumulated Period (%)	2.6%	3.0%	3.4%	5.6%	6.7%
Dollar Exchange Rate – Quotation in R$	3.3082	3.1684	3.2098	3.3082	3.2098
Dollar Exchange Rate – Change in the Period (%)	4.4%	-2.8%	-9.8%	1.5%	-17.8%
Euro Exchange Rate – Quotation in R$	3.7750	3.3896	3.5414	3.7750	3.5414
Euro Exchange Rate – Change in the Period (%)	11.4%	-1.4%	-12.6%	9.8%	-16.7%
IGP-M rate – Accumulated Period (%)	-2.7%	0.7%	2.9%	-2.0%	5.9%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of provision for financial guarantees provided; (6) For further details on the calculation methodologies of both EFFciency and Risk-Adjusted EFFciency ratios, please refer to Non-Interest Expenses section; (7) As detailed on Other Balance Sheet Information section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) IOC – Interest on own capital. Declared amounts paid/accrued; (12) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (13) In the 2Q17, takes into consideration the effect of the consolidation of Citibank’s Brazilian retail business, XP Investments, and the use of tax credits.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,169 million in the second quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$6,014 million for the period.

Non-Recurring Events Net of Tax EFFects

In R$ millions	2Q17	1Q17	2Q16	1H17	1H16
Recurring Net Income	6,169	6,176	5,575	12,345	10,737
Non-Recurring Events	(155)	(123)	(57)	(278)	(108)
Impairment (a)	(7)	-	(9)	(7)	(9)
Goodwill Amortization (b)	(123)	(125)	(156)	(248)	(188)
Contingencies Provision (c)	(22)	(18)	(31)	(40)	(63)
Program for Settlement or Installment Payment of Taxes (d)	-	-	-	-	12
Other	(2)	20	140	18	140
Net Income	6,014	6,052	5,518	12,066	10,630
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	6,014	6,052	5,518	12,066	10,702

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment to reflect the realization value of certain assets.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(d) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

Managerial Income Statement

We apply in our report, management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. In the second quarter of 2017, the Brazilian real depreciated 4.4% against the U.S. dollar and 11.4% against the Euro, compared with appreciation of 2.8% and 1.4% against the U.S. dollar and the Euro, respectively, in the previous quarter.

Highlights

As announced in the earnings release for the first quarter of 2017, as of this quarter Discounts Granted were reclassified and disclosed in “Cost of Credit” in the Managerial Income Statement, to better reflect the Company’s management model. This modification impacts only the breakdown of the managerial income statement and, therefore, does not change the net income previously disclosed.

On May 11, 2017, we announced the acquisition of minority interest in XP Investimentos, with the commitment of acquiring 49.9% of the total capital stock by means of a capital increase in the amount of R$600 million, and the acquisition of XP Holding’s shares held by the sellers in the amount of R$5.7 billion. The amount attributed to 100% of XP Holding’s share capital (before capital increase) is approximately R$12 billion. This operation is not expected to have any significant impacts on this year’s financial results and we estimate that the impact of the first acquisition will be 80 basis points on our Basel ratio.

In addition to the first acquisition, we have committed to acquire in 2020 an additional 12.5%, ensuring 62.4% of XP Holding’s total share capital, based on a multiple (19 times) of earnings and, in 2022, another additional 12.5%, which will ensure 74.9% of total share capital, based on the company’s fair market value at that time. Additionally, at the date the first acquisition was completed, we signed a shareholders’ agreement with some sellers that establishes the rights of XP Holding’s minority shareholders, such as to nominate two out of seven members to the Board of Directors and the right (i) of XP Controle Participações to exercise, as of 2024, a put option of its total stake in XP Holding’s capital stock to Itaú Unibanco and (ii) of Itaú Unibanco to exercise, as of 2033, a call option of the total shares held by XP Controle Participações in XP Holding’s capital stock. The exercise of any of these options will result in the acquisition of XP Holding’s control and total capital stock. For further details, please refer to the related Material Fact.

The completion of the transaction is subject to some conditions precedent, including obtaining applicable regulatory approvals.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	25,176	(151)	2,289	(108)	27,205
Managerial Financial Margin	15,225	(151)	2,289	22	17,385
Financial Margin with Clients	15,583	(151)	-	330	15,762
Financial Margin with the Market	(358)	-	2,289	(308)	1,623
Commissions and Fees	8,695	-	-	(658)	8,037
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,050	-	-	733	1,783
Other Operating Income	219	-	-	(219)	-
Equity in Earnings of Affiliates and Other Investments	133	-	-	(133)	-
Non-operating Income	(146)	-	-	146	-
Cost of Credit	(4,066)	-	-	(408)	(4,474)
Provision for Loan Losses	(5,120)	-	-	171	(4,948)
Impairment	-	-	-	(105)	(105)
Discounts Granted	-	-	-	(254)	(254)
Recovery of Loans Written Off as Losses	1,053	-	-	(220)	834
Retained Claims	(261)	-	-	-	(261)
Other Operating Income/(Expenses)	(13,717)	286	(231)	444	(13,218)
Non-interest Expenses	(12,279)	286	-	442	(11,551)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,377)	-	(231)	2	(1,606)
Insurance Selling Expenses	(61)	-	-	-	(61)
Income before Tax and Profit Sharing	7,132	135	2,057	(72)	9,253
Income Tax and Social Contribution	(831)	(16)	(2,057)	13	(2,892)
Profit Sharing	(59)	-	-	59	-
Minority Interests	(228)	37	-	-	(191)
Net Income	6,014	155	-	-	6,169

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	28,313	(25)	(1,068)	47	27,266
Managerial Financial Margin	17,863	12	(1,068)	609	17,415
Financial Margin with Clients	14,926	12	-	609	15,547
Financial Margin with the Market	2,937	-	(1,068)	-	1,868
Commissions and Fees	8,601	-	-	(757)	7,844
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,398	(37)	-	646	2,007
Other Operating Income	327	-	-	(327)	-
Equity in Earnings of Affiliates and Other Investments	155	-	-	(155)	-
Non-operating Income	(32)	-	-	32	-
Cost of Credit	(4,515)	-	-	(766)	(5,281)
Provision for Loan Losses	(5,366)	-	-	(26)	(5,392)
Impairment	-	-	-	(444)	(444)
Discounts Granted	-	-	-	(293)	(293)
Recovery of Loans Written Off as Losses	851	-	-	(2)	849
Retained Claims	(321)	-	-	-	(321)
Other Operating Income/(Expenses)	(13,755)	268	126	666	(12,694)
Non-interest Expenses	(11,934)	267	-	666	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,732)	2	126	-	(1,604)
Insurance Selling Expenses	(89)	-	-	-	(89)
Income before Tax and Profit Sharing	9,721	243	(942)	(52)	8,970
Income Tax and Social Contribution	(3,698)	(25)	942	13	(2,767)
Profit Sharing	(39)	-	-	39	-
Minority Interests	68	(95)	-	-	(27)
Net Income	6,052	123	-	-	6,176

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	2Q17	1Q17	change	2Q16	change	1H17	1H16	change
Operating Revenues	27,205	27,266	-0.2%	27,448	-0.9%	54,471	54,569	-0.2%
Managerial Financial Margin	17,385	17,415	-0.2%	17,558	-1.0%	34,800	35,207	-1.2%
Financial Margin with Clients	15,762	15,547	1.4%	16,038	-1.7%	31,309	31,950	-2.0%
Financial Margin with the Market	1,623	1,868	-13.1%	1,520	6.7%	3,491	3,258	7.2%
Commissions and Fees	8,037	7,844	2.5%	7,816	2.8%	15,881	15,147	4.9%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,783	2,007	-11.2%	2,074	-14.0%	3,790	4,215	-10.1%
Cost of Credit	(4,474)	(5,281)	-15.3%	(6,335)	-29.4%	(9,755)	(13,546)	-28.0%
Provision for Loan Losses	(4,948)	(5,392)	-8.2%	(6,337)	-21.9%	(10,340)	(14,161)	-27.0%
Impairment	(105)	(444)	-76.3%	(539)	-80.5%	(550)	(539)	1.9%
Discounts Granted	(254)	(293)	-13.3%	(430)	-40.9%	(547)	(668)	-18.0%
Recovery of Loans Written Off as Losses	834	849	-1.7%	972	-14.2%	1,682	1,823	-7.7%
Retained Claims	(261)	(321)	-18.8%	(352)	-26.0%	(582)	(746)	-22.1%
Operating Margin	22,471	21,664	3.7%	20,761	8.2%	44,135	40,277	9.6%
Other Operating Income/(Expenses)	(13,218)	(12,694)	4.1%	(13,093)	1.0%	(25,912)	(25,713)	0.8%
Non-interest Expenses	(11,551)	(11,001)	5.0%	(11,415)	1.2%	(22,552)	(22,324)	1.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,606)	(1,604)	0.1%	(1,516)	5.9%	(3,210)	(3,031)	5.9%
Insurance Selling Expenses	(61)	(89)	-30.9%	(162)	-62.0%	(150)	(358)	-57.9%
Income before Tax and Minority Interests	9,253	8,970	3.2%	7,669	20.7%	18,222	14,564	25.1%
Income Tax and Social Contribution	(2,892)	(2,767)	4.5%	(1,899)	52.3%	(5,659)	(3,638)	55.6%
Minority Interests in Subsidiaries	(191)	(27)	600.2%	(195)	-1.8%	(219)	(189)	15.7%
Recurring Net Income	6,169	6,176	-0.1%	5,575	10.7%	12,345	10,737	15.0%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q17	1Q17	change	2Q16	change	1H17	1H16	change
Managerial Financial Margin	17,385	17,415	-0.2%	17,558	-1.0%	34,800	35,207	-1.2%
Financial Margin with Clients	15,762	15,547	1.4%	16,038	-1.7%	31,309	31,950	-2.0%
Financial Margin with the Market	1,623	1,868	-13.1%	1,520	6.7%	3,491	3,258	7.2%
Cost of Credit	(4,474)	(5,281)	-15.3%	(6,335)	-29.4%	(9,755)	(13,546)	-28.0%
Provision for Loan Losses	(4,948)	(5,392)	-8.2%	(6,337)	-21.9%	(10,340)	(14,161)	-27.0%
Impairment	(105)	(444)	-76.3%	(539)	-80.5%	(550)	(539)	1.9%
Discounts Granted	(254)	(293)	-13.3%	(430)	-40.9%	(547)	(668)	-18.0%
Recovery of Loans Written Off as Losses	834	849	-1.7%	972	-14.2%	1,682	1,823	-7.7%
Net Result from Financial Operations	12,911	12,134	6.4%	11,223	15.0%	25,044	21,662	15.6%
Other Operating Income/(Expenses)	(3,658)	(3,164)	15.6%	(3,554)	2.9%	(6,822)	(7,097)	-3.9%
Commissions and Fees	8,037	7,844	2.5%	7,816	2.8%	15,881	15,147	4.9%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,461	1,597	-8.5%	1,560	-6.3%	3,058	3,111	-1.7%
Non-interest Expenses	(11,551)	(11,001)	5.0%	(11,415)	1.2%	(22,552)	(22,324)	1.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,606)	(1,604)	0.1%	(1,516)	5.9%	(3,210)	(3,031)	5.9%
Income before Tax and Minority Interests	9,253	8,970	3.2%	7,669	20.7%	18,222	14,564	25.1%
Income Tax and Social Contribution	(2,892)	(2,767)	4.5%	(1,899)	52.3%	(5,659)	(3,638)	55.6%
Minority Interests in Subsidiaries	(191)	(27)	600.2%	(195)	-1.8%	(219)	(189)	15.7%
Recurring Net Income	6,169	6,176	-0.1%	5,575	10.7%	12,345	10,737	15.0%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

Recurring net income for the second quarter of 2017 amounted to R$6,169 million, a decrease of 0.1% from the previous quarter and an increase of 10.7% from the same period of the previous year.

The main positive highlights in the quarter, when compared to the previous quarter, were the increases of 1.4% in financial margin with clients, of 2.5% in commissions and fees and the decrease of 15.3% in cost of credit.

On the other hand, our financial margin with the market decreased 13.1%, our result from insurance, pension plan and premium bonds decreased 8.5% and non-interest expenses increased 5.0%, offsetting the positive highlights.

In the first half of 2017, recurring net income was R$12,345 million, a 15.0% increase from the same period of the previous year, mainly due to the 28.0% reduction in cost of credit.

Recurring Return on Average Equity and Average Assets

The annualized recurring return on average equity reached 21.5% in the second quarter of 2017. Stockholders’ equity totaled R$118.4 billion and the annualized recurring return on average assets reached 1.7%, up 10 basis points from the same period of the previous year.

Operating Revenues

In the second quarter of 2017, operating revenues, which represent revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$27,205 million, down 0.2% and 0.9% compared to the previous quarter and to the same period of the previous year, respectively. The main components of operating revenues and other items of the income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the second quarter of 2017 totaled R$17,385 million, a decrease of R$30 million from the previous quarter, explained by the R$245 million decrease in our financial margin with the market which offsetted the R$215 million increase in our financial margin with clients.

Managerial financial margin decreased R$408 million from the first half of 2016. This decrease was due to the R$641 million decrease in financial margin with clients, which more than offsetted the R$233 million increase in financial margin with the market.

Cost of Credit

Cost of credit, composed of the result from loan losses, net of recovery of loans, impairment and discounts granted, decreased 15.3% from the previous quarter, totaling R$4,474 million in the quarter. This decrease was mainly due to reductions of R$444 million in provisions for loan losses, mainly in the wholesale segment, and of R$339 million in impairment.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

NPL Creation

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the second quarter of 2017, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$4,426 million, a 10.2% decrease from the previous period, mainly due to the lower NPL Creation for the wholesale segment. In retail segment, there was a 9.5% increase, mainly on the individuals segments in the credit card and personal loans products, in line with the typical seasonality of these portfolios. We recorded a 22.8% decrease from the first quarter of 2017 in Latin America NPL Creation.

Commissions and Fees

Commissions and fees increased 2.5% in the second quarter of 2017 when compared to the previous quarter, mainly driven by higher revenues from credit card fees. Compared to the same period of the previous year, commissions and fees increased 2.8% mainly due to higher revenues from asset management and current account services.

These revenues increased R$735 million (4.9%) from the first half of 2016, mainly driven by higher revenues from asset management.

Result from Insurance, Pension Plan and Premium Bonds

(*) For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the second quarter of 2017, the result from insurance, pension plan and premium bonds reached R$1,461 million, with decrease of 8.5% from the previous quarter and a decrease of 6.3% from the second quarter of 2016. The loss ratio from core activities reached 19.9% this quarter.

Non-Interest Expenses

The non-interest expenses totaled R$11,551 million in the second quarter of 2017, up 5.0% from the first quarter of 2017. Personnel expenses increased 4.4%, mainly in compensation, due to the effect of lower number of employees in vacation during the second quarter of 2017 and due to the tariff adjustment by health care entities and to training events. The administrative expenses increased 4.8% compared to the previous quarter, mainly due to higher third party services, concentrated in advisory and consulting and due to the increase in media campaigns expenses in the quarter.

In the first half of 2017, non-interest expenses increased 1.0% when compared to the same period of the previous year, lower than the inflation rate for the period (3.0% - IPCA).

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the cost of credit, reached 45.5%, an increase of 90 basis points from the same period of the previous year. In this period, our expenses grew 2.4%, whereas revenues increased 0.3%.

In the second quarter of 2017, the effciency ratio reached 45.7%, an increase of 210 basis points from the previous quarter, mainly due to the increase in non-interest expenses in the quarter (5.0%).

In the 12-month period, the risk-adjusted effciency ratio, that also includes the cost of credit, reached 66.6%, an improvement of 120 basis points from the same period of 2016. In the second quarter of 2017, the risk-adjusted effciency ratio reached 63.4%, improving 110 basis points from the previous quarter, mainly due to the 15.3% decrease in cost of credit.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Current and Long-term Assets	1,422,005	1,386,959	2.5%	1,369,570	3.8%
Cash and Cash Equivalents	22,700	20,224	12.2%	21,852	3.9%
Short-term Interbank Investments	288,333	274,435	5.1%	270,899	6.4%
Securities and Derivative Financial Instruments	389,593	379,952	2.5%	358,267	8.7%
Interbank and Interbranch Accounts	92,937	88,247	5.3%	73,626	26.2%
Loan, Lease and Other Loan Operations	479,875	478,095	0.4%	497,959	-3.6%
(Allowance for Loan Losses)	(35,533)	(35,770)	-0.7%	(37,591)	-5.5%
Other Assets	184,101	181,776	1.3%	184,560	-0.2%
Permanent Assets	26,330	26,311	0.1%	27,165	-3.1%
Total Assets	1,448,335	1,413,269	2.5%	1,396,735	3.7%

At the end of the second quarter of 2017, our assets totaled R$1.4 trillion, up 2.5% (R$35.1 billion) from the previous quarter. The main changes are presented below:

Compared to the same period of the previous year, a 3.7% increase (R$51.6 billion) was recorded.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Current and Long-Term Liabilities	1,315,971	1,284,815	2.4%	1,271,123	3.5%
Deposits	352,327	324,926	8.4%	309,032	14.0%
Deposits Received under Securities Repurchase Agreements	339,123	346,738	-2.2%	353,662	-4.1%
Fund from Acceptances and Issue of Securities	108,076	96,360	12.2%	84,230	28.3%
Interbank and Interbranch Accounts	11,257	10,053	12.0%	11,067	1.7%
Borrowings and Onlendings	69,530	73,348	-5.2%	85,261	-18.5%
Derivative Financial Instruments	20,727	23,040	-10.0%	34,506	-39.9%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	169,747	164,466	3.2%	144,057	17.8%
Other Liabilities	245,183	245,884	-0.3%	249,307	-1.7%
Deferred Income	2,181	2,113	3.2%	1,724	26.5%
Minority Interest in Subsidiaries	11,804	11,444	3.1%	13,301	-11.3%
Stockholders' Equity	118,379	114,897	3.0%	110,587	7.0%
Total Liabilities and Equity	1,448,335	1,413,269	2.5%	1,396,735	3.7%

The main changes in liabilities at the end of the second quarter of 2017, compared to the previous quarter, are presented in the chart below:

Compared to the same period of the previous year, the main changes are highlighted below.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the second quarter of 2017, our total loan portfolio (including sureties, endorsements and private securities) reached R$587,335 million, up 0.1% from the previous quarter and down 3.5% from the same period of the previous year. For individuals, there was an increase of 0.3% in the credit card portfolio and decreases of 4.6% in vehicles loans, 1.6% in personal loans, 0.2% in mortgage loans and 0.1% in payroll loans. For companies, the portfolio reduced by 0.6% in the quarter.

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Individuals	179,382	180,456	-0.6%	182,626	-1.8%
Credit Card Loans	56,376	56,215	0.3%	54,455	3.5%
Personal Loans	25,869	26,277	-1.6%	28,703	-9.9%
Payroll Loans (1)	44,785	44,850	-0.1%	46,489	-3.7%
Vehicle Loans	14,102	14,779	-4.6%	16,700	-15.6%
Mortgage Loans	38,251	38,334	-0.2%	36,280	5.4%
Companies	235,224	236,570	-0.6%	251,136	-6.3%
Corporate Loans	175,446	176,613	-0.7%	188,897	-7.1%
Very Small, Small and Middle Market Loans (2)	59,778	59,957	-0.3%	62,239	-4.0%
Latin America (3)	137,744	133,293	3.3%	139,241	-1.1%
Total with Endorsements and Sureties	552,350	550,318	0.4%	573,003	-3.6%
Corporate - Private Securities (4)	34,985	36,680	-4.6%	35,603	-1.7%
Total with Endorsements, Sureties and Private Securities	587,335	586,998	0.1%	608,606	-3.5%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	587,335	593,063	-1.0%	613,050	-4.2%
Endorsements and Sureties	72,475	72,223	0.3%	75,044	-3.4%
Individuals	482	479	0.7%	463	4.1%
Corporate	60,920	61,386	-0.8%	64,127	-5.0%
Very Small, Small and Middle Market	2,500	2,518	-0.7%	2,494	0.2%
Latin America (3)	8,572	7,839	9.3%	7,959	7.7%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America - Breakdown

In R$ millions, end of period	2Q17	1Q17	change
Individuals	45,734	43,078	6.2%
Credit Card Loans	4,658	4,463	4.4%
Personal Loans	19,680	18,449	6.7%
Mortgage Loans	21,397	20,166	6.1%
Companies	92,010	90,215	2.0%

Total with Endorsements and Sureties	137,744	133,293	3.3%

In R$ millions, end of period	2Q17%		1Q17	change
Argentina	6,746	4.9%	7,164	-5.8%
Chile	90,422	65.6%	85,573	5.7%
Colombia	26,538	19.3%	26,841	-1.1%
Paraguay	5,953	4.3%	5,919	0.6%
Panama	903	0.7%	841	7.4%
Uruguay	7,181	5.2%	6,956	3.2%
Total with Endorsements and Sureties	137,744	100.0%	133,293	3.3%

Credit Portfolio – Currency Breakdown

On June 30, 2017, R$184.9 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion increased 4.8% when compared to the previous quarter.

NPL Ratio (90 days overdue)

*  Excluding specific economic group effect, the total and Brazil NPL ratio (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

1  Includes units abroad ex-Latin America. 2 Excludes Brazil.

At the end of the second quarter of 2017, the NPL ratio for operations more than 90 days overdue reached 3.2%, a decrease of 20 basis points from the previous quarter and a decrease of 40 basis points from the same period of 2016. In Brazil, the NPL ratio reached 3.9% in the quarter, a 30-basis-point decrease from the previous quarter, in all business segments. For Latin America, this ratio decreased 10 basis points from the previous quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2017 Forecast

We kept unchanged the ranges of our 2017 forecast

As from the 2Q17, the “Discounts Granted” line was disclosed as a component of the “Cost of Credit” group, composed of the Result from Loan Losses, Impairment and Discounts Granted. As a result, we disclose the forecast considering the effects of the reclassification of Discounts Granted from the Financial Margin with Clients to Cost of Credit.

1) Considers USD-BRL rate at R$ 3.50 in Dec-17;

2) Includes endorsements, sureties and private securities;

3) Provision for Loan Losses Net of Recovery of Loans Written OFF as Losses and Impairment;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

5) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

6) Includes Result from Loan Losses, Impairment and Discounts Granted;

7) Includes units abroad ex-Latin America.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

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Itaú Unibanco Holding S.A.	14

Itaú

2nd quarter of 2017

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

In the second quarter of 2017, our managerial financial margin totaled R$17,385 million, a 0.2% decrease compared to the previous quarter.

The historical information presented in this section does not include CorpBanca's information for the periods prior to the second quarter of 2016.

The main drivers of these variations are presented below:

In R$ millions	2Q17	1Q17	change
Financial Margin with Clients	15,762	15,547	215	1.4%
Spread-Sensitive Operations	13,613	13,486	128	0.9%
Working Capital and Other	2,149	2,061	87	4.2%
Financial Margin with the Market	1,623	1,868	(245)	-13.1%
Total	17,385	17,415	(30)	-0.2%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

For clarity purposes, we classify these operations into two different groups: i) financial margin of spread-sensitive operations and ii) working capital and other.

In the second quarter of 2017, financial margin with clients totaled R$15,762 million, a 1.4% increase from the previous quarter.

Spread-Sensitive Operations

In the second quarter of 2017, the financial margin of spread-sensitive operations, including results from credit assets, non-credit assets and liabilities, totaled R$13,613 million, a 0.9% increase from the previous quarter. In this quarter, the main positive highlights were: (i) greater number of calendar days, (ii) structured operations of the wholesale segment clients, (iii) higher average spread in the mix of consumer credit products and (iv) higher gains with commercial derivatives in our Latin America operation. The positive effects mentioned above were partially offset by lower financial margin with credit cards, due to the new regulatory framework for the product, and the impact of CDI rate reduction on our liabilities’ financial margin.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	2Q17	1Q17	change
Average Balance	542,107	552,535	(10,428)	-1.9%
Financial Margin	13,613	13,486	128	0.9%
Average Rate (p.a.)	10.4%	10.3%		20	bps

Working Capital and Other

In the second quarter of 2017, financial margin of working capital and other totaled R$2,149 million, a 4.2% increase from the first quarter of 2017.

Annualized Rate of Working Capital and Other

In R$ millions	2Q17	1Q17	change
Average Balance	91,017	83,421	7,596	9.1%
Financial Margin	2,149	2,061	87	4.2%
Average Rate (p.a.)	9.8%	10.4%		-60	bps
CDI - Annualized Quarterly Rate	10.9%	12.7%		-180	bps

Managerial Financial Margin with the Market

The financial margin with the market consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

In this quarter, the financial margin with the market totaled R$1,623 million, mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Annualized average rate of financial margin with clients

In the second quarter of 2017, as a result of the previously mentioned changes, the annualized rate of managerial financial margin with clients reached 10.3%, stable compared to the previous quarter.

In this quarter, the annualized average rate of the risk-adjusted financial margin with clients reached 7.3%, a 60-basis-point increase driven by the lower cost of credit.

	2Q17			1Q17
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Spread-Sensitive Operations	542,107	13,613	10.4%	552,535	13,486	10.3%
Working Capital and Other	91,017	2,149	9.8%	83,421	2,061	10.4%
Financial Margin with Clients	633,124	15,762	10.3%	635,956	15,547	10.3%
Cost of Credit		(4,474)			(5,281)
Provision for Loan Losses		(4,948)			(5,392)
Impairment		(105)			(444)
Discounts Granted		(254)			(293)
Recovery of Loans Written Off as Losses		834			849
Financial Margin with Clients after Provisions for Credit Risk	633,124	11,288	7.3%	635,956	10,266	6.7%

The financial margin average rates with clients are presented below.

Financial Margin with Clients before and after Provisions for Credit Risk

Change in the Financial Margin with Clients Breakdown

For a better understanding of the changes in our financial margin with clients, we segregated the effects from the changes in operations in Brazil into: (i) the volume of spread-sensitive operations, (ii) the mix of products, clients and spread and (iii) working capital and other, as well as calendar days and the financial margin with Latin-American clients.

In the second quarter of 2017, the 1.4% increase in our financial margin with clients was mainly driven by the positive effects of the greater number of calendar days in the quarter and the increase in the financial margin with Latin-American clients, partially offset by the negative effects of the mix of products, clients and spreads, mainly due to the new regulatory framework for credit card, and the volume of spread-sensitive operations.

Change in Financial Margin with Clients

(1) Balances do not include the effects of foreign exchange rate variations. (2) Latin America Managerial Financial Margin with Clients variance does not consider calendar days impact. This impact was considered in its specific column.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into three groups: individuals, companies, and Latin America. For a better understanding of these portfolios performance, the main product groups of each segment are presented below:

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Individuals - Brazil (1)	179,061	180,154	-0.6%	182,459	-1.9%
Credit Card	56,376	56,215	0.3%	54,455	3.5%
Personal Loans	25,387	25,798	-1.6%	28,240	-10.1%
Payroll Loans (2)	44,785	44,850	-0.1%	46,489	-3.7%
Vehicles	14,102	14,779	-4.6%	16,700	-15.6%
Mortgage Loans	38,251	38,334	-0.2%	36,280	5.4%
Rural Loans	161	178	-9.1%	296	-45.5%
Companies - Brazil (1)	171,642	172,488	-0.5%	184,218	-6.8%
Working Capital (3)	90,179	88,476	1.9%	90,965	-0.9%
BNDES/Onlending	28,767	30,352	-5.2%	38,605	-25.5%
Export / Import Financing	30,197	30,949	-2.4%	31,339	-3.6%
Vehicles	2,325	2,498	-6.9%	3,580	-35.1%
Mortgage Loans	9,546	10,154	-6.0%	10,812	-11.7%
Rural Loans	10,628	10,058	5.7%	8,917	19.2%
Latin America (4)	129,172	125,454	3.0%	131,281	-1.6%
Total without Endorsements and Sureties	479,875	478,095	0.4%	497,959	-3.6%
Endorsements and Sureties	72,475	72,223	0.3%	75,044	-3.4%
Total with Endorsements and Sureties	552,350	550,318	0.4%	573,003	-3.6%
Corporate Private Securities (5)	34,985	36,680	-4.6%	35,603	-1.7%
Total Risk	587,335	586,998	0.1%	608,606	-3.5%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

At the end of the second quarter of 2017, total loan portfolio (including sureties, endorsements and private securities) reached R$587,335 million, increasing 0.1% from the previous quarter and reducing 3.5% from the second quarter of the previous year. Excluding the effect of the foreign exchange variation, total loan portfolio, without endorsements, sureties and private securities, would have decreased 0.8% compared to the previous quarter and 4.4% in the 12-month period.

Individuals loan portfolio reached R$179,061 million at the end of the second quarter of 2017, down 0.6% from the previous quarter, mainly driven by decreases of 4.6% in the vehicles portfolio, mainly due to lower demand, and of 1.6% in personal loan portfolio, which more than offset the 0.3% increase in the credit card portfolio. In spite of the 3.7% decrease in the payroll loan portfolio in the 12-month period, we highlight the 2.7% annual increase in the retirees and INSS pensioners’ payroll loan portfolio.

Companies loan portfolio reached R$171,642 million at the end of the second quarter of 2017, a 0.5% decrease from the previous quarter. The reduction in this portfolio is mainly due to the decreases of 5.2% in the BNDES/Onlending portfolio, of 2.4% in the export/import financing portfolio and of 6.9% in the vehicles portfolio, which more than offset the 1.9% increase in the working capital portfolio.

Our Latin America portfolio reached R$129,172 million, with a 3.0% increase from the previous quarter and a 1.6% decrease in the 12-month period. Excluding the effect of the foreign exchange variation, the Latin America portfolio without endorsements and sureties would have decreased 0.1% from the previous quarter and 3.5% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The companies portfolio breakdown by business sector, including Latin America portfolio, is listed below:

In R$ millions, end of period	2Q17	1Q17	change
Public Sector	3,435	4,451	(1,016)	-22.8%
Private Sector | Companies	319,592	318,315	1,277	0.4%
Real Estate	22,974	23,542	(568)	-2.4%
Vehicles and auto parts	18,355	18,986	(630)	-3.3%
Food and beverage	17,369	17,666	(297)	-1.7%
Agribusiness and fertilizers	16,457	16,116	341	2.1%
Energy and water treatment	15,040	15,564	(524)	-3.4%
Transportation	14,276	13,238	1,037	7.8%
Banks and other financial institutions	12,834	12,107	727	6.0%
Infrastructure work	11,000	10,271	729	7.1%
Petrochemical and chemical	10,233	10,693	(459)	-4.3%
Steel and metallurgy	9,617	9,545	72	0.8%
Mining	9,389	8,591	798	9.3%
Telecommunications	9,156	8,849	307	3.5%
Sugar and Alcohol	8,787	9,474	(687)	-7.3%
Capital Assets	6,839	6,958	(119)	-1.7%
Pharmaceutical and cosmetics	6,677	6,999	(322)	-4.6%
Electronic and IT	6,627	6,002	625	10.4%
Construction Material	6,222	6,570	(348)	-5.3%
Oil and gas	5,775	6,346	(571)	-9.0%
Clothing and footwear	4,706	4,905	(199)	-4.0%
Services - Other	37,243	37,430	(187)	-0.5%
Commerce - Other	16,706	17,008	(302)	-1.8%
Industry - Other	7,678	7,492	186	2.5%
Other	45,630	43,963	1,667	3.8%
Total	323,026	322,766	260	0.1%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that, at the end of the second quarter of 2017, only 18.8% of the credit risk was concentrated on the 100 largest debtors. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

In R$ millions, end of period	Risk [1]	% of total credits	% of total Assets
Largest Debtor	4,771	0.9	0.3
10 Largest Debtors	30,035	5.4	2.1
20 Largest Debtors	47,742	8.6	3.3
50 Largest Debtors	77,608	14.1	5.3
100 Largest Debtors	103,634	18.8	7.1

1 includes endorsements and sureties

Renegotiated Loan Operations

We segregate renegotiated loans, taking into account all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses, by overdue period measured at the moment of renegotiation, as shown below:

1  Includes units abroad ex-Latin America

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

The NPL ratio of total renegotiated loans overdue for over 90 days reached 17.6% at the end of the second quarter of 2017. We present below the evolution of this ratio:

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

On June 30, 2017, total renegotiated loans reached R$26,386 million, increasing R$1,681 million from the previous quarter. In Brazil, renegotiated loans reached R$24,571 million, up R$1,501 million in the quarter.

In R$ millions, end of period	Portfolio	LLP	%
Total Renegotiated Loans Operations	26,386	(10,873)	41.2%
Loan Operations Renegotiated when up to 90 days overdue*	14,987	(3,935)	26.3%
Loan Operations Renegotiated when over 90 days overdue *	11,398	(6,937)	60.9%

* Measured at the moment of renegotiation.

Further information on Note 8-d to our financial statements.

Loan operations renegotiated when over 90 days overdue amounted to R$11,398 million. The coverage of this portfolio reached 60.9% in the second quarter of 2017.

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

Sale and Transfer of Financial Assets

In the second quarter of 2017, we recorded sales of assets with no risk retention to non-related companies in the amount of R$155 million. This operation had a negative impact of R$29 million on the financial margin with clients and a positive impact of R$36 million on the provision for loan losses, with a positive impact of R$4 million on net income in the second quarter of 2017 and no significant impact on non-performing loans ratios.

Additionally, we recorded sales of assets that had already been written off as losses, with no risk retention, to non-related companies in the amount of R$56 million, with impact of approximately R$3 million on net income, but with no impact on non-performing loans ratios.

There was a transfer of financial assets to a related company, with no risk and benefits retention and with remote probability of recovery, according to management. A portfolio of R$10.6 billion, written off as a loss, was assigned for Recovery management, with no impact on results.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

In the second quarter of 2017, the proportion of credits to very small, small and middle-market companies compared to that of large companies increased in our loan portfolio.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in past periods shows the growth of payroll and mortgage loans portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans, Vehicle Financing and Credit Card Loans.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our distribution network (branches, CSBs and electronic channels) and through Banco Itaú Consignado, a financial institution aimed at offering, distributing and selling payroll loans. Banco Itaú Consignado has an association for distribution of payroll loans, based on a commercial agreement, on an exclusive basis, through distribution channels linked to Banco BMG and its affiliates.

Evolution of the Payroll Loan Portfolio and NPL

At the end of June 2017, total payroll loans reached R$44,785 million, a 3.7% decrease in twelve months. The highlight was the 2.7% annual increase in the retirees and INSS pensioners’ loan portfolio.

Branch network originated payroll loans totaled R$17,354 million on June 30, 2017, a 3.1% increase in 12 months, whereas other channels originated payroll loans reached R$27,431 million, a 7.5% decrease from the same period of the previous year.

Evolution of Payroll Loan Portfolio

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share in personal loans, which increased to 64% this quarter from 40% in June 2013, a 2,340-basis-point increase in 48 months.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Mortgage Loans

Our mortgage portfolio reached R$47,797 million at the end of June 2017. Our portfolio decreased 1.4% in the quarter and recorded a 1.5% increase in the past twelve months. The individuals portfolio, totaling R$38,251 million at the end of this quarter, increased 5.4% in 12 months. At the end of June 2017, the companies portfolio totaled R$9,546 million, a decrease of 11.7% in the past 12 months.

Evolution of the Mortgage Portfolio

In the second quarter of 2017, the volume of new mortgage loan financing contracts for individuals was R$1,574 million.

Origination Volume

In R$ millions	2Q17	1Q17	change	2Q16	change
Individuals	1,574	1,696	-7.2%	2,121	-25.8%
Companies	343	212	61.9%	168	104.4%
Total	1,917	1,908	0.5%	2,288	-16.2%

Source: ABECIP.

At the end of the second quarter of 2017, our individual mortgage loan portfolio collaterals, under the legal framework of fiduciary lien (alienação fiduciária), accounted for 99.8% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 40.9% at the end of June 2017, a decrease of 70 basis points compared to March 2017.

The average quarterly LTV of the originated vintages reached 54.5% in this period, with a decrease of 50 basis points from the previous quarter and of 40 basis points from the second quarter of 2016.

Loan–to-value | Vintage and Portfolio

Vehicle Financing

Our portfolio of vehicle financing to individuals amounted to R$14,102 million, and to companies, R$2,325 million, totaling R$16,426 million on June 30, 2017.

This quarter, the average ticket of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$28.6 thousand, with an average term of 40 months and average down payment of 41%. Both the average down payment and the financing term remained relatively stable in the past quarters. In the period from January to June 2017, new loans granted totaled R$4,580 million, with growth of 6.5% compared to the same period last year.

Average Term and Down Payment - Individuals

The loan-to-value of our vehicle portfolio reached 67.7% at the end of June 2017, remaining stable compared to the last quarter.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

Credit Card

Due to Resolution No. 4,549 of the Central Bank of Brazil, we adjusted the method of financing the open balance of credit card invoices. The balance financed in revolving credit of an invoice in a given month cannot be financed in revolving credit again in the following month, and can only be financed in installments. In addition, we made readjustments in the rate of the revolving credit, seeking a new equilibrium level in relation to charges and delinquency.

Modality	New rate (% per month)	In relation to the previous rate
Revolving	1.99 to 9.90	Reduction of up to 7 percentage points
Financing	1.45 to 9.40	Average reduction of 2 percentage points

The client who usually pays the minimum of the credit card invoice has a new form of financing, with lower rates and without card blocking, which guarantees greater financial control.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Cost of Credit

In R$ millions	2Q17	1Q17	change		2Q16	change		1H17	1H16	change
Provision for Loan Losses	(4,948)	(5,392)	444	-8.2%	(6,337)	1,389	-21.9%	(10,340)	(14,161)	3,821	-27.0%
Recovery of Loans Written Off as Losses	834	849	(15)	-1.7%	972	(138)	-14.2%	1,682	1,823	(140)	-7.7%
Result from Loan Losses	(4,115)	(4,543)	429	-9.4%	(5,365)	1,251	-23.3%	(8,658)	(12,338)	3,680	-29.8%
Impairment	(105)	(444)	339	-76.3%	(539)	434	-80.5%	(550)	(539)	(10)	1.9%
Discounts Granted	(254)	(293)	39	-13.3%	(430)	176	-40.9%	(547)	(668)	120	-18.0%
Cost of Credit	(4,474)	(5,281)	807	-15.3%	(6,335)	1,861	-29.4%	(9,755)	(13,546)	3,790	-28.0%

Cost of credit totaled R$4,474 million in the second quarter of 2017, decreasing 15.3% from the previous quarter, mainly driven by the decreases of R$444 million in provision for loan losses, in line with the downward trend in delinquency rates in the period, and of R$339 million in impairment expenses.

Compared to the same period of the previous year, the 29.4% decrease in the cost of credit was mainly driven by lower provision for loan losses, which decreased R$1,389 million in line with the 14.1% decrease in loans overdue more than 90 days in the same period, in addition to lower impairment expenses and decreased expenses on discounts granted, mainly in the Wholesale segment.

In the first half of 2017, the cost of credit totaled R$9,755 million, a 28.0% decrease from the same period of 2016. This decrease was mainly driven by lower provision for loan losses, which totaled R$10,340 million in the period, in line with the downward trend in delinquency rates in all segments in Brazil.

Cost of Credit

(*) Loan portfolio with endorsements, sureties and private securities. Average balance of the loan portfolio with endorsements, sureties and private securities, considering the last two quarters.

Provision for Loan Losses by Segment

In the second quarter of 2017, the Retail segment provision for loan losses totaled R$3,732 million, up 5.1% from the previous quarter, mainly driven by the typical seasonality of credit card and personal loans products. In the Wholesale segment, these expenses totaled R$619 million, a decrease of R$791 million, or 56.1%, in the quarter, in line with the downward trend in segment´s delinquency rate.

In Latin America, these expenses totaled R$598 million, a 38.3% increase from the previous quarter, mainly due to higher complementary allowances for the corporate segment in Chile and Colombia.

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale business.

Recovery of Loans Written off as Losses

Income from recovery of loans written off as losses decreased R$15 million, or 1.7%, in the quarter, mainly driven by the decrease in the Wholesale segment.

In the second quarter of 2017, we sold portfolios, without risk retention, which had already been written off as losses. Credits totaling R$56 million were assigned with positive impacts on revenues from recovery of loans, in the amount of R$6 million, and R$3 million in net income in the second quarter of 2017.

Allowance for Loan Losses and Provision for Financial Guarantees Provided

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

In the second quarter of 2017, allowance for loan losses totaled R$37,417 million, 0.6% lower in the quarter, mainly due to reduced allowance for loan losses in Brazil. In the quarter, the complementary allowance decreased R$161 million, in line with the improving trend of credit quality indicators. The provision for financial guarantees provided, recorded in liabilities as of the first quarter of 2017, reached R$1,884 million, relatively stable compared to the previous quarter.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Segment operations and allowances for potential losses related to Wholesale segment operations, which includes provision for financial guarantees provided.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate.

At the end of June 2017, portfolios rated “AA” and “A” accounted for 76.4% of the total loan portfolio and 79.3% of the total loan portfolio in Brazil¹.

Portfolios rated from “D” to “H” accounted for 9.6% of total loans and 11.4% of total loans in Brazil¹.

Loan Portfolio Evolution by Risk Level

¹ Includes units abroad ex-Latin America.

Note: Loan portfolio without endorsements and sureties. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

Note: The total balance of loans more than 60 days overdue including CorpBanca is available as from June 2016.

The loan portfolio more than 90 days overdue decreased 5.7% from March 2017 and 14.1% from June 2016. In both periods, this decrease was noted in all segments in Brazil and in the companies segment in Latin America.

NPL Ratio (%) | over 90 days

*Excluding specific economic group effect, the total and Brazil¹ NPL ratios (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

The NPL ratio of loans more than 90 days overdue (90-day NPL) reached 3.2% at the end of June 2017, a decrease of 20 basis points from the previous quarter, with lower delinquency in Brazil and in Latin America. Compared to the same period of 2016, it recorded a decrease of 40 basis points, mainly due to lower delinquency rates in all business segments in Brazil.

In Brazil¹, this ratio reached 3.9% in June 2017, with decreases of 30 basis points from the previous quarter and of 60 basis points from the same period of the previous year, with lower delinquency rates in all business segments.

For Latin America operations², the ratio was 1.2%, a 10-basis-point decrease from March 2017, mainly due to the improvement in the companies segment.

NPL Ratio - Brazil1 (%) | over 90 days

*Excluding specific economic group effect, the NPL ratio (90-day) for corporate segment would have been 1.4% in September 2016.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

In June 2017, the NPL ratio over 90 days for individuals in Brazil was 5.2%, recording a decrease for the fifth consecutive quarter. The reduction of 10 basis points in this segment from the previous quarter was mainly driven by lower delinquency rate in personal loans. For very small, small and middle-market companies, the ratio was 50 basis points lower from March 2017, recording a decrease for the third consecutive quarter. For large companies, this ratio decreased 40 basis points in the quarter, mainly due to the 22.6% reduction in the loan portfolio 90 days overdue.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 does not include CorpBanca.

In June 2017, the short-term delinquency ratio measured based on the balance of operations 15 to 90 days overdue (15 to 90-day NPL) was 2.8%, a decrease of 40 basis points in the quarter.

In Brazil¹, this ratio reached 2.7% in June 2017, with a decrease of 60 basis points from March 2017 and lower delinquency rates in all business segments.

For Latin America operations², this ratio was 2.9% in June 2017, a 20-basis-point increase in the quarter, mainly due to the increase in the companies segments in Chile.

NPL Ratio - Brazil1 (%) | 15 to 90 days

In June 2017, the NPL ratio 15 to 90 days for individuals in Brazil was 3.7%, a decrease of 30 basis points from the previous quarter, and the highlights were the reductions in personal loans and vehicle portfolios. We also noted a reduction of 90 basis points in very small, small and middle-market companies, reaching 2.8% in June 2017, the lowest level since September 2014. For large companies, this ratio was 100 basis points lower, with a 49.5% reduction in the balance of operations 15 to 90 days overdue.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Extended NPL Ratio

We present below the percentage of overdue operations in our loan portfolio including sureties and endorsements.

Extended NPL Ratio (%) | over 90 days

Extended NPL Ratio (%) | 15 to 90 days

* Total and Latin America NPL Ratio (15-90 days) prior to June 2016 does not include CorpBanca.

Note: Extended NPL ratio includes the loan portfolio with endorsements and sureties. ¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Coverage Ratio | 90 days

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) 90-day coverage ratios would have been 214% and 502% in September 2016, respectively.

Note: Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

At the end of June 2017, the 90-day coverage ratio was 243%, an increase of 1,200 basis points from the previous quarter. This ratio for the Retail segment increased 100 basis points in the quarter and reached 166%. The coverage ratio for the Wholesale segment reached 715%, mainly due to the reduction in the loan portfolio overdue for over 90 days in this segment for the quarter, in addition to the anticipatory provision recognition over the last quarters.

Compared to June 2016, the 90-day coverage ratio increased 2,800 basis points, mainly due to a reduction in the loan portfolio overdue for over 90 days in the Retail and Wholesale segments in Brazil.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

In the second quarter of 2017, loan portfolio write-offs totaled R$5,361 million, a 1.8% decrease from the previous quarter mainly in the Retail segment. The ratio of written-off operations to the average balance of the loan portfolio was 1.1%, in line with the level noted in the last quarters.

NPL Creation

*Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the second quarter of 2017, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$4,426 million, a 10.2% decrease from the previous period, mainly due to the lower NPL Creation for the Wholesale segment. In the Retail segment, there was an increase of 9.5% in the quarter, mainly due to credit card and personal loans products in the individuals segment, in line with the typical seasonality of these products. In Latin America, we noted a 22.8% decrease from the first quarter of 2017.

NPL Creation Coverage

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation Coverage would have been 120% and 256% in 3Q16, respectively.

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the second quarter of 2017, total NPL Creation coverage reached 112%. Therefore, the provision for loan losses in the quarter was higher than the NPL Creation.

In the Wholesale segment, the provision for loan losses reached 263% of the NPL Creation in the second quarter of 2017 and reflects the anticipatory provision recognition in the segment. In the Retail segment, provision for loan losses reached 98% of the NPL Creation of the segment, a level similar to historical average.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q17	1Q17	change		2Q16	change		1H17	1H16	change
Asset Management	824	853	(29)	-3.4%	741	83	11.2%	1,677	1,425	252	17.7%
Current Account Services	1,679	1,651	28	1.7%	1,596	83	5.2%	3,330	3,141	189	6.0%
Credit Operations and Guarantees Provided	825	838	(13)	-1.6%	793	33	4.1%	1,664	1,551	113	7.3%
Collection Services	419	418	1	0.2%	404	14	3.5%	836	769	67	8.8%
Credit Cards	3,018	2,947	71	2.4%	3,016	2	0.1%	5,965	5,923	42	0.7%
Other	641	526	115	21.9%	544	97	17.8%	1,167	1,028	139	13.5%
Latin America (ex-Brazil)	631	611	20	3.3%	722	(90)	-12.5%	1,243	1,309	(67)	-5.1%
Commissions and Fees	8,037	7,844	193	2.5%	7,816	221	2.8%	15,881	15,147	735	4.9%
Result from Insurance, Pension Plan and Premium Bonds	1,461	1,597	(136)	-8.5%	1,560	(99)	-6.3%	3,058	3,111	(53)	-1.7%
Total	9,498	9,441	57	0.6%	9,376	122	1.3%	18,940	18,258	682	3.7%

In the second quarter of 2017, commissions and fees amounted to R$8,037 million, a 2.5% increase from the previous quarter. Compared to the second quarter of 2016, these revenues increased 2.8%, mainly driven by higher revenues from current account services and asset management.

In the first half of 2017, these revenues reached R$15,881 million, a 4.9% increase from the same period of the previous year, mainly driven by higher revenues from current account services, asset management, and other services, such as brokerage fees.

These revenues, together with the result from insurance, pension plan and premium bonds, totaled R$9,498 million in the second quarter of 2017, up 0.6% from the previous quarter and 1.3% from the same period of the previous year.

Asset Management

Asset management revenues totaled R$824 million in the second quarter of 2017, a 3.4% decrease from the previous quarter, mainly driven by a lower income from fund management.

Fund Management

Fund management fees amounted to R$670 million in the second quarter of 2017, a 3.8% decrease from the first quarter of 2017, driven by the fewer number of business days in the period. Compared to the second quarter of 2016, a 17.3% increase was recorded, mainly driven by the higher volume of fixed income and multimarket funds.

In June 2017, assets under administration¹ totaled R$981 billion, with increases of 3.1% from the previous quarter and of 19.3% from the same period of the previous year.

According to the ANBIMA ranking, in June 2017 we were second in the fund management and managed portfolio* ranking, with a 22.2% market share.

* Includes Itaú Unibanco and Intrag.

¹ Does not include Latin America ex-Brazil.

Consortia Administration Fees

Consortia management fees totaled R$154 million in the second quarter of 2017, decreasing 1.7% from the first quarter of 2017 and 9.4% from the same period of the previous year.

In June 2017, we reached approximately 385,000 active contracts, a 1.3% reduction from the first quarter of 2017. Installments receivable reached R$10.9 billion at the end of the period, a 1.0% increase from March 2017 and a 1.7% decrease from June 2016.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services totaled R$1,679 million in the second quarter of 2017, with increases of 1.7% from the first quarter of 2017 and of 5.2% from the same period of the previous year. In the first half of 2017, these revenues increased 6.0%, totaling R$3,330 million.

The increase in revenues from current account services has been mainly due to the offering of differentiated products and services aimed at adding value to our clients. Moreover, we focus on a number of initiatives to better serve clients, such as the possibility provided for the client to open an account online, without the need to go to a branch.

Loan Operations and Guarantees Provided

In the second quarter of 2017, revenues from loan operations and guarantees provided totaled R$825 million, decreasing 1.6% from the first quarter of 2017, mainly due to lower revenues from advances to deposit holders and discounted notes and checks fees. Compared to the same period of the previous year, these revenues increased 4.1%, mainly driven by the higher average spreads in guarantees provided.

In the second quarter of 2017, the annualized ratio of revenues from loan operations to the loan portfolio, without endorsements and sureties, reached 0.5% p.a.

The annualized ratio of revenues from guarantees provided to the endorsements and sureties portfolio reached 2.3% p.a.

¹ Includes units abroad ex-Latin America.

(*) Loan portfolio and endorsements and sureties average balances for the previous two quarters.

Collection Services

Revenues from collection services amounted to R$419 million in the second quarter of 2017, a 0.2% increase from the first quarter and of 3.5% from the same period of the previous year, mainly due to the higher volume of collection services.

Credit Cards

Credit card revenues amounted to R$3,018 million in the second quarter of 2017, increasing 2.4% from the previous quarter, mainly driven by higher revenues from interchange, as a result of increase in transactions volume, and revenues from annual fees. Compared to the same period of the previous year, these revenues remained practically stable.

In the first half of 2017, credit card revenues amounted to R$5,965 million, a 0.7% increase from the same period of the previous year, mainly driven by the same reasons described above.

Credit card revenues from the card issuance activity accounts for 53.9% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to over 54.4 million current account holders and non-account holders (in number of accounts). In the second quarter of 2017, the volume of transactions totaled R$93.0 billion, a 10.2% increase from the same period of 2016.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling 28.7 million accounts, including account and non-account holders.

In the second quarter of 2017, the credit card transaction volume amounted to R$68.7 billion, a 9.1% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.7 million accounts. The volume of debit card transactions amounted to R$24.4 billion in the second quarter of 2017, a 13.6% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through affiliation, management and relationship with merchants through company REDE.

In the second quarter of 2017, the transaction volume was R$94.0 billion, increasing 0.2% from the previous quarter and 0.6% from the same period of the previous year, mainly due to the increase in credit card transactions volume.

Transaction Volume | Credit and Debit Cards

In the second quarter of 2017, the volume of credit card transactions totaled R$61.9 billion, increasing 1.6% from the first quarter of 2017 and 1.0% from the same period of the previous year. This amount accounts for 65.9% of the total transaction volume generated by acquiring services.

In addition to the transaction volume mentioned above, we captured and processed over R$1.7 billion in transactions from our retail partners and joint ventures in the second quarter of 2017.

In the second quarter of 2017, the volume of debit card transactions was R$32.0 billion, accounting for 34.1% of the total transaction volume, decreasing 2.6% from the first quarter of 2017 and 0.2% from the same period of the previous year.

Equipment Base

At the end of the second quarter of 2017, our base of active installed equipment reached 1,311 thousand units, with decreases of 6.2% from the previous quarter and of 21.9% from the second quarter of 2016.

Other

In R$ millions	2Q17	1Q17	change
Foreign Exchange Services	28	27	0
Brokerage and Securities Placement	154	132	22
Custody Services and Portfolio Management	82	83	(1)
Economic and Financial Advisory Services	167	134	33
Other Services	210	149	61
Total	641	526	115

Compared to the previous quarter, there were increases in revenues from brokerage and securities placement, in addition to higher revenues from economic and financial advisory services, mainly due to higher investment banking business.

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2017, the ratio of total commissions and fees and the result¹ from insurance, pension plan and premium bonds divided by operating revenues² was 35.3%.

In this quarter, the operational coverage ratio, which represents the extent to which non-interest expenses were covered by commissions and fees added to the result¹ from insurance, pension plan and premium bonds, reached 82.2%, with a decrease of 360 basis points from the previous quarter, mainly driven by higher non-interest expenses and lower result from insurance, pension plan and premium bonds.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure of the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

As of the second quarter of 2017, we started to consider the SUSEP regulatory capital in our managerial model to calculate the investment in our Insurance, Pension Plan and Premium Bonds operations. For capital allocation purposes, we consider the full application of Basel III rules.

Sales Cost Model

Itaú Unibanco’s practice is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement for the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	2Q17			1Q17			change				2Q16			change
		Core	Other		Core	Other			Core			Core	Other			Core
In R$ millions	Total	Activities	Activities	Total	Activities	Activities	Total		Activities		Total	Activities	Activities	Total		Activities
Earned Premiums	1,051	931	119	1,124	978	146	-6.5%		-4.7%		1,242	991	251	-15.4%		-6.0%
Revenues from Pension Plan and Premium Bonds	230	230	-	245	245	-	-6.2%		-6.2%		246	246	-	-6.7%		-6.7%
Retained Claims	(261)	(200)	(61)	(321)	(264)	(56)	-18.8%		-24.4%		(352)	(269)	(83)	-26.0%		-25.8%
Selling Expenses	(61)	(10)	(52)	(89)	(18)	(71)	-30.9%		-45.7%		(162)	(22)	(140)	-62.0%		-53.9%
Result from Insurance, Pension Plan and Premium Bonds	958	951	7	959	939	19	-0.1%		1.2%		974	946	28	-1.7%		0.5%
Managerial Financial Margin	36	54	(18)	180	148	33	-79.9%		-63.1%		258	205	53	-86.0%		-73.5%
Commissions and Fees	488	487	1	485	485	1	0.5%		0.5%		454	452	2	7.5%		7.9%
Earnings of Affiliates	94	85	9	129	79	50	-27.0%		8.2%		81	59	21	17.3%		43.7%
Non-interest Expenses	(451)	(428)	(22)	(413)	(386)	(27)	9.0%		11.0%		(490)	(454)	(36)	-8.0%		-5.6%
Tax Expenses for ISS, PIS and Cofins and other taxes	(75)	(74)	(1)	(80)	(75)	(5)	-6.4%		-1.1%		(83)	(73)	(9)	-9.7%		0.5%
Income before Tax and Minority Interests	1,052	1,076	(24)	1,261	1,190	70	-16.6%		-9.6%		1,194	1,135	59	-11.9%		-5.2%
Income Tax/Social Contribution and Minority Interests	(451)	(469)	19	(483)	(482)	(1)	-6.7%		-2.7%		(466)	(460)	(7)	-3.4%		2.0%
Recurring Net Income	601	606	(6)	777	708	70	-22.7%		-14.3%		728	675	53	-17.4%		-10.1%
Allocated Capital	1,380	1,210	169	2,437	2,223	214	-43.4%		-45.5%		1,793	1,614	179	-23.0%		-25.0%
Average Allocated Capital	1,908	1,717	192	2,123	1,928	195	-10.1%		-11.0%		2,938	2,645	293	-35.1%		-35.1%
Recurring Return on Average Allocated Capital	125.9%	141.3%	-12.0%	146.5%	146.8%	143.2%	-2060	bps	-550	bps	99.1%	102.1%	71.9%	2690	bps	3920	bps
Efficiency Ratio (ER)	30.0%	28.5%	-1058.8%	24.7%	24.5%	28.0%	530	bps	400	bps	29.1%	28.6%	37.8%	90	bps	-10	bps
Combined Ratio	55.1%	47.7%	113.3%	59.2%	51.8%	109.2%	-410	bps	-410	bps	66.6%	56.4%	106.8%	-1150	bps	-870	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other.

We continue to concentrate distribution efforts through our own channels and expanding the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to Itaú clients. In June 2017 we held 3.5 million insurance policies with partners, which had been acquired by clients through our channels.

Our priority is to sell products through the most efficient channels, which positively impact our profitability. Sales of insurance products and premium bonds through bankline/internet, mobile, ATMs, teller terminals and bankfone accounted for 79.2% of sales to account holders in the quarter, an increase of 960 basis points from the previous quarter. Sales of premium bonds through these channels accounted for 78.0% of total sales in the period. In the second quarter of 2017, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 14.0% of total sales, an increase of 140 basis points from the previous quarter.

Recurring net income from Insurance Operations reached R$601 million in the second quarter of 2017, a 22.7% decrease from the previous quarter and a 17.4% decrease from the same period of the previous year.

In the second quarter of 2017, recurring net income from core activities totaled R$606 million, a 14.3% decrease from the previous quarter, mainly driven by lower managerial financial margin, partially explained by the reduction of allocated capital, in addition to a lower asset remuneration this quarter compared to the first quarter of 2017, and by higher non-interest expenses. Recurring net income decreased 10.1% from the same period of the previous year.

Other insurance activities totaled a negative result of R$6 million in the quarter, a R$75 million decrease from the previous quarter, mainly due to the lower managerial financial margin in the Health portfolio and by the lower earnings of affiliates from our stake in IRB.

Insurance Ratio(1) and ROE | Insurance Operations

Note: As of the first quarter of 2016, we have started to allocate the impact of Basel III rules schedule anticipation to the lines of business.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

We present below the breakdown of recurring net income from Itaú Insurance by business.

Breakdown of Technical Provisions | Insurance Operations

Technical provisions, including insurance, pension plan and premium bonds, totaled R$169.7 billion in the period, with increases of 3.2% from the previous quarter and of 17.8% from the second quarter of 2016.

Combined Ratio | Insurance Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 55.1% in the period, a decrease of 410 basis points from the previous quarter, mainly driven by lower insurance claims and selling expenses. This ratio decreased 1,150 basis points from the same period of the previous year.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	2Q17	1Q17	change			2Q16	change
Earned Premiums	931	978	(46)	-4.7%		991	(60)	-6.0%
Retained Claims	(185)	(254)	69	-27.0%		(264)	79	-29.8%
Selling Expenses	(9)	(18)	8	-48.0%		(21)	12	-56.3%
Underwriting Margin	737	706	31	4.4%		706	31	4.4%
Managerial Financial Margin	14	46	(33)	-70.2%		58	(45)	-76.4%
Commissions and Fees	85	80	5	5.7%		91	(6)	-6.3%
Earnings of Affiliates	85	79	6	8.2%		59	26	43.7%
Non-interest Expenses	(207)	(192)	(14)	7.4%		(232)	25	-11.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(43)	(42)	(1)	2.1%		(42)	(1)	2.2%
Income before Tax and Minority Interests	671	677	(6)	-0.8%		640	31	4.9%
Income Tax/Social Contribution and Minority Interests	(290)	(260)	(30)	11.5%		(249)	(41)	16.4%
Recurring Net Income	382	417	(36)	-8.5%		391	(10)	-2.5%
Efficiency Ratio (ER)	23.5%	22.1%		140	bps	26.6%		-310	bps

Our insurance core activities consist of mass-market products related to Life, Property and Credit Life. These products are offered through retail channels - branch network, partnership with retailers, credit card clients, mortgage loans, vehicle financing and personal loans - and through the wholesale channel. They have characteristics such as low volatility in the result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

Recurring net income from insurance core activities reached R$382 million in the second quarter of 2017, a decrease of 8.5% from the previous quarter, mainly driven by lower managerial financial margin, mostly in the life insurance portfolio, caused by the reduction of allocated capital, in addition to a lower asset remuneration in the quarter, and by the spin-off of IU Seguros S.A. (group life insurance distributed by brokers). After the required regulatory authorizations, as announced in September 2016, this group life insurance portfolio was transferred. Higher non-interest expenses, mainly related to the allocated cost to life and personal accidents insurance portfolios operations, also contributed to the decrease in the recurring net income.

The underwriting margin from insurance core activities amounted to R$737 million in the second quarter of 2017, increasing 4.4% from the previous quarter. In the second quarter of 2017, the ratio of underwriting margin to earned premiums reached 79.1%, an increase of 690 basis points from the first quarter of 2017, mainly due to lower retained claims.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Earned Premiums Breakdown | Insurance Core Activities

In the second quarter of 2017, earned premiums from insurance core activities reached R$931 million, a 4.7% decrease from the previous quarter, mainly driven by the spin-off of the group life portfolio distributed by brokers.

Considering only our core activities, which include our 30% stake in Porto Seguro, the earned premiums market share of the total core insurance market reached 11.7% in the 2017 year-to-date figures(*).

(*) Most recent data available on May 31, 2017, based on information disclosed by SUSEP.

Retained Claims Breakdown | Insurance Core Activities

In the second quarter of 2017, retained claims from insurance core activities totaled R$185 million, a 27.0% reduction from the previous quarter, mainly driven by lower retained claims in life insurance portfolio, basically due to the spin-off of the group life portfolio distributed by brokers.

Combined Ratio | Insurance Core Activities

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 47.7% in the period, a decrease of 410 basis points from the previous quarter, mainly driven by lower insurance claims.

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	2Q17	1Q17	change			2Q16	change
Revenues from Pension Plan	89	105	(16)	-15.0%		95	(6)	-6.1%
Retained Claims	(15)	(11)	(4)	38.6%		(6)	(9)	166.1%
Selling Expenses	(1)	(1)	(0)	8.2%		(1)	(0)	25.8%
Result from Pension Plan	74	94	(20)	-21.3%		89	(15)	-16.9%
Managerial Financial Margin	(13)	40	(53)	-133.1%		74	(87)	-117.7%
Commissions and Fees	403	405	(2)	-0.5%		362	41	11.4%
Non-interest Expenses	(151)	(134)	(17)	13.0%		(137)	(14)	10.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(24)	(25)	1	-5.9%		(24)	(0)	0.3%
Income before Tax and Minority Interests	289	380	(91)	-23.9%		365	(75)	-20.6%
Income Tax/Social Contribution and Minority Interests	(128)	(163)	35	-21.5%		(153)	25	-16.5%
Recurring Net Income	161	217	(56)	-25.7%		211	(50)	-23.7%
Efficiency Ratio (ER)	34.3%	26.0%		830	bps	27.3%		700	bps

Product and advisory service innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

In the second quarter of 2017, the pension plan segment’s recurring net income totaled R$161 million, a 25.7% reduction from the previous quarter, partially explained by the reduction of allocated capital, in addition to a lower asset remuneration in the quarter, and to the 13.0% growth in non-interest expenses, basically due to the increase in commercial expenses.

Revenues from Administration Fees

Revenues from administration fees totaled R$403 million in the second quarter of 2017, remained stable compared to the previous quarter and increased 11.4% from the second quarter of 2016, basically due to the increase in managed portfolio.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On June 30, 2017, technical provisions for pension plans totaled R$163.0 billion, with increases of 3.6% from March 31, 2017 and of 19.3% from the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in May 2017 our market share in total technical provisions was 22.9%, a reduction of 40 basis points compared to the same period of the previous year. Our market share in plans for individuals was 23.7%, a decrease of 10 basis points compared to May 2016.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 1.8%, remaining stable compared to the last quarter and decreasing 20 basis points from the second quarter of 2016.

Total and Net Pension Plan Contributions(1)

In the quarter, total pension plan contributions reached R$6,378 million, a 6.9% decrease from the previous quarter. Compared to the second quarter of 2016, there was a 7.3% increase, mainly in VGBL contributions. Net contributions for the second quarter of 2017 reached R$3,401 million, a 7.7% increase from the second quarter of 2016.

(1) Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	2Q17	1Q17	change			2Q16	change
Revenues from Premium Bonds	140	139	1	0.4%		151	(11)	-7.2%
Managerial Financial Margin	54	62	(8)	-12.8%		73	(19)	-25.9%
Non-interest Expenses	(71)	(60)	(11)	18.3%		(85)	14	-16.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(7)	0	-2.6%		(8)	1	-8.3%
Income before Tax and Minority Interests	115	133	(18)	-13.5%		130	(15)	-11.5%
Income Tax/Social Contribution and Minority Interests	(52)	(60)	8	-13.4%		(58)	6	-10.8%
Recurring Net Income	63	73	(10)	-13.6%		72	(9)	-12.0%
Efficiency Ratio (ER)	38.1%	31.0%		710	bps	39.5%		-140	bps

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client. The premium bonds business serves a large public demand and, at the end of the second quarter of 2017, had 12.8 million outstanding certificates.

In line with our sustainability principles, we have a partnership with Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the second quarter of 2017, 476 clients received prizes in the aggregate amount of R$12.2 million. In the quarter, total sales of premium bonds under the traditional mode to account holders decreased 6.6% from the first quarter of 2017. In the second quarter of 2017, the amount of sales of premium bonds to Digital Branches clients accounted for 9.4% of total sales to account holders, an increase of 150 basis points from the first quarter of 2017, and an increase of 90 basis points from the same period of the previous year.

In the second quarter of 2017, the Premium Bonds segment’s recurring net income totaled R$63 million, with a decrease of 13.6% from the previous quarter, mainly driven by higher non-interest expenses related to the sales campaign in the current period, and to the lower managerial financial margin, due to the reduction of allocated capital, in addition to a lower asset remuneration this quarter compared to the first quarter of 2017.

Premium Bonds Technical Provisions

On June 30, 2017, premium bonds technical provisions reached R$3,215 million, with increases of 0.4% from the previous quarter and of 7.3% from the second quarter of 2016.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	2Q17	1Q17	change		2Q16	change		1H17	1H16	change
Personnel Expenses	(4,989)	(4,781)	(208)	4.4%	(4,609)	(380)	8.3%	(9,769)	(8,967)	(802)	8.9%
Administrative Expenses	(3,969)	(3,787)	(181)	4.8%	(3,993)	25	-0.6%	(7,756)	(7,687)	(69)	0.9%
Operating Expenses	(1,257)	(1,065)	(191)	18.0%	(1,338)	81	-6.1%	(2,322)	(2,577)	255	-9.9%
Other Tax Expenses (*)	(88)	(77)	(11)	13.7%	(103)	15	-14.9%	(165)	(190)	26	-13.5%
Latin America (ex-Brazil) (**)	(1,249)	(1,291)	42	-3.2%	(1,372)	123	-8.9%	(2,540)	(2,903)	362	-12.5%
Total	(11,551)	(11,001)	(550)	5.0%	(11,415)	(136)	1.2%	(22,552)	(22,324)	(228)	1.0%

(*) Does not include ISS, PIS and Cofins. (**) Does not consider overhead allocation.

In the second quarter of 2017, non-interest expenses totaled R$11,551 million, a 5.0% increase from the first quarter of 2017. This increase was basically driven by an increase of 4.4% in personnel expenses, of 4.8% in administrative expenses and of 18.0% in operating expenses.

In the first half of 2017, non-interest expenses totaled R$22,552 million, an increase of 1.0% compared to the same period of the previous year, a percentage below the accumulated inflation rate for the period (3.0% - IPCA).

Personnel Expenses

In R$ millions	2Q17	1Q17	change
Compensation, Charges and Social Benefits	(3,284)	(3,218)	(67)
Profit Sharing (*)	(946)	(948)	3
Employee Terminations and Labor Claims	(706)	(578)	(128)
Training	(53)	(36)	(17)
Total	(4,989)	(4,781)	(208)

(*) Includes variable compensation, stock option plans and shares.

Personnel expenses totaled R$4,989 million in the second quarter of 2017, a 4.4% increase from the previous quarter. This increase was mainly driven by higher expenses on labor claims caused by the increase in the average claim ticket, by higher expenses on compensation, charges and social benefits, due to the effect of lower number of employees in vacation during the second quarter of 2017, by tariff adjustments by health care entities and by more training events.

Number of Employees

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

The total number of employees increased to 95,065 at the end of the second quarter of 2017 from 94,955 at the end of the first quarter of 2017, mainly driven by the lower turnover of employees.

Administrative Expenses

In R$ millions	2Q17	1Q17	change
Third-Party Services	(983)	(921)	(62)
Data Processing and Telecommunications	(945)	(907)	(37)
Facilities	(637)	(618)	(19)
Depreciation and Amortization	(480)	(488)	8
Advertising, Promotions and Publications	(267)	(200)	(67)
Security	(161)	(167)	6
Financial System Services	(165)	(155)	(10)
Transportation	(73)	(76)	3
Materials	(69)	(67)	(2)
Travel	(49)	(40)	(9)
Other	(140)	(147)	7
Total	(3,969)	(3,787)	(181)

At the end of the second quarter of 2017, administrative expenses totaled R$3,969 million, a 4.8% increase from the first quarter of 2017. The increase was mainly due to higher expenses on advertising, promotions and publications, because of the increase in campaigns related to media and by higher expenses on third-party services, mainly advisory and consulting services.

Operating Expenses

In R$ millions	2Q17	1Q17	change
Provision for Contingencies	(339)	(274)	(65)
Selling - Credit Cards	(441)	(416)	(25)
Claims	(71)	(72)	1
Other	(406)	(303)	(103)
Total	(1,257)	(1,065)	(191)

Operating expenses increased R$191 million in the second quarter of 2017 from the previous quarter, mainly driven by the increases in provision for contingencies of R$65 million and in selling expenses related to credit cards of R$25 million.

Other Tax Expenses (*)

Other tax expenses totaled R$88 million in the second quarter of 2017, an increase of R$11 million from the first quarter of 2017.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).

Risk-Adjusted	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit
Efficiency Ratio		(Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

In the 12-month period, the efficiency ratio reached 45.5%, an increase of 90 basis points from the same period of the previous year. In this period, non-interest expenses increased 2.4%, a percentage lower than the inflation rate for the period (3.0% - IPCA). On the other hand, revenues increased only 0.3%, mainly impacted by the economic scenario.

In the second quarter of 2017, the efficiency ratio reached 45.7%, an increase of 210 basis points from the first quarter of 2017. This increase was mainly driven by the 5.0% increase in non-interest expenses from the previous quarter.

Risk-Adjusted Efficiency Ratio

In the 12-month period, the risk-adjusted efficiency ratio, according to the criteria that includes all expenses and also the cost of credit, reached 66.6%, a decrease of 120 basis points from the same period of 2016. In the same period, the result from cost of credit decreased 8.7%.

The risk-adjusted efficiency ratio reached 63.4% in the second quarter of 2017, a decrease of 110 basis points from the previous quarter, mainly driven by the reduction of 15.3% in the cost of credit in this quarter.

Operating Revenues Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and cost of credit.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

(**) Cost of credit represents the sum of provisions from loan losses, impairment, discounts granted and recovery of loans written of as losses.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the second quarter of 2017, the number of ATMs totaled 46,572, an increase of 165 units compared to the first quarter of 2017. The decrease in the number of ATMs in third-party locations in the last quarters is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale.

Branches and Client Service Branches (CSB) | Brazil and Abroad

We ended the second quarter of 2017 with 4,955 branches and client service branches (CSB), including Brazil and Abroad.

In Brazil, the reduction in the number of brick and mortar branches and the increase in the number of digital branches is consistent with our customers profile, who have been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad.

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(*) Does not include branches and client service branches abroad and Itaú BBA.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,606 million in the second quarter of 2017, up 0.1% from the previous quarter and 5.9% from the same period of 2016.

Income Tax and Social Contribution on Net Income

In the second quarter of 2017, income tax and social contribution on net income (CSLL) expenses totaled R$2,892 million, and the effective tax rate reached 31.3%. It is worth mentioning that we recently started to recognize tax credits considering that the CSLL rate will be reduced from 20% to 15% as of January 1, 2019, a process in line with our expected realization of these credits.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Balance Sheet

Assets

On June 30, 2017, total assets amounted to R$1.4 trillion, representing increases of 2.5% from the end of the previous quarter and of 3.7% in the 12-month period.

The breakdown of our assets and the details on their main components are presented below:

Total Assets

Short-term Interbank Investments and Securities Portfolio

On June 30, 2017, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$677.9 billion, a 3.6% increase from the previous quarter, mainly driven by increases in short-term interbank investments and Brazilian government securities.

Asset Breakdown | June 30, 2017

In R$ millions, end of period	2Q17%		1Q17%		change
Short-term Interbank Investments	288,333	42.5%	274,435	41.9%	13,898	5.1%
Total Public Securities	157,017	23.2%	148,483	22.7%	8,533	5.7%
Public Securities - Domestic	133,736	19.7%	127,291	19.5%	6,446	5.1%
Public Securities - Foreign	23,280	3.4%	21,193	3.2%	2,088	9.9%
Chile	5,981	0.9%	4,153	0.6%	1,828	44.0%
Colombia	3,761	0.6%	5,932	0.9%	(2,171)	-36.6%
Korea	2,954	0.4%	2,965	0.5%	(11)	-0.4%
Spain	2,941	0.4%	1,955	0.3%	986	50.5%
Denmark	2,282	0.3%	2,076	0.3%	206	9.9%
Paraguay	1,710	0.3%	1,322	0.2%	388	29.3%
United States	1,665	0.2%	1,554	0.2%	111	7.1%
Argentina	1,516	0.2%	816	0.1%	700	85.9%
Uruguay	460	0.1%	407	0.1%	53	13.1%
Other	10	0.0%	13	0.0%	(3)	-22.3%
Corporate Securities	57,919	8.5%	59,831	9.1%	(1,911)	-3.2%
PGBL/VGBL - Fund Quotas	155,598	23.0%	150,063	22.9%	5,535	3.7%
Derivative Financial Instruments	19,059	2.8%	21,575	3.3%	(2,516)	-11.7%
Total	677,926	100.0%	654,387	100.0%	23,539	3.6%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale, and held-to-maturity. On June 30, 2017, securities totaled R$370,534 million, up 3.4% from the previous period, mainly driven by the growth in trading securities. The distribution of securities by category remained relatively stable from the previous quarter.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	2Q17	1Q17	change
Demand Deposits	63,989	61,108	4.7%
Savings Deposits	109,517	107,046	2.3%
Time Deposits	176,133	152,354	15.6%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	89,814	116,961	-23.2%
Funds from Bills (1) and Structured Operations Certificates	66,387	59,366	11.8%
(1) Total - Funding from Account Holders and Institutional Clients (*)	505,840	496,834	1.8%
Onlending	27,193	28,544	-4.7%
(2) Total – Funding from Clients	533,033	525,379	1.5%
Assets Under Administration	998,160	965,319	3.4%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	169,747	164,466	3.2%
(3) Total – Clients	1,700,941	1,655,163	2.8%
Interbank deposits	2,686	4,416	-39.2%
Funds from Acceptance and Issuance of Securities	41,689	36,995	12.7%
Total Funds from Clients + Interbank Deposits	1,745,317	1,696,574	2.9%

Repurchase Agreements (2)	249,309	229,777	8.5%
Borrowings	42,337	44,803	-5.5%
Foreign Exchange Portfolio	61,472	62,564	-1.7%
Subordinated Debt	52,104	53,226	-2.1%
Collection and Payment of Taxes and Contributions	3,979	4,415	-9.9%
Working Capital (3)	103,853	100,031	3.8%
Working Capital and Other	513,054	494,816	3.7%
Total Funds (Working Capital, Raised and Managed Assets)	2,258,370	2,191,390	3.1%

(*) Funds from Institutional Clients in Brazil totaled R$27,550 million, corresponding to 5.4% of total funds raised from Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

At the end of the second quarter of 2017, total funds from clients, including interbank deposits, amounted to R$1.7 trillion, up R$48,743 million from the previous quarter, mainly driven by increases in assets under administration and funds from acceptance and issuance of securities abroad.

After being purchased by the bank (the Conglomerate’s leading company), the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the second quarter of 2017, this type of funding totaled R$89,814 million, a decrease of R$27,147 million, mainly driven by a change in legislation (See CMN Resolution No. 4,527), partially migrated to time deposits.

Total funds (working capital, raised and managed assets) totaled R$2.3 trillion at the end of the second quarter of 2017, an increase of R$66,980 million from the previous quarter.

Funds from clients (1)

The chart below presents the evolution of funds from clients¹ in the past quarters:

(1) Includes institutional clients in the proportion of each type of product invested by them.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	2Q17	1Q17	change
Funding from Clients	533,033	525,379	1.5%
Funds from Acceptance and Issuance of Securities Abroad	41,689	36,995	12.7%
Borrowings	42,337	44,803	-5.5%
Other (1)	32,543	33,665	-3.3%
Total (A)	649,603	640,842	1.4%
(-) Reserve Required by Brazilian Central Bank	(92,465)	(89,213)	3.6%
(-) Cash (Currency) (2)	(22,700)	(20,224)	12.2%
Total (B)	534,438	531,405	0.6%
Loan Portfolio (C) (3)	479,875	478,095	0.4%
C/A	73.9%	74.6%	-70	bps
C/B	89.8%	90.0%	-20	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

The loans to funding ratio before deduction of compulsory deposits and cash and cash equivalents reached 73.9% at the end of the second quarter of 2017, down 70 basis points from the previous quarter.

Excluding compulsory deposits and cash and cash equivalents, this ratio reached 89.8% at the end of the second quarter of 2017, from 90.0% at the end of the first quarter of 2017.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on June 30, 2017.

In US$ millions

Instrument	Issuer	Balance at Mar 31,17	Issuances	Amortization	Exchange Variation	Balance at Jun 30,17	Issue Date	Maturity Date	Coupon % p.a.
Fixed Rate Notes(5)	Itaú CorpBanca	40			(3)	37	11/1/1997	11/1/2022	UF(2) + 6.50%
Fixed Rate Notes(5)	Itaú CorpBanca	32			(1)	31	4/1/2008	4/1/2033	UF(2) + 3.50%
Fixed Rate Notes(5)	Itaú CorpBanca	236			3	240	7/15/2008	8/1/2033	UF(2) + 4.60%
Fixed Rate Notes(5)	Itaú CorpBanca	34			(1)	32	10/1/2008	10/1/2033	UF(2) + 4.50%
Fixed Rate Notes(6)	Itaú CorpBanca	1			(0)	1	3/30/2009	3/30/2019	10.79%
Fixed Rate Notes(6)	Itaú CorpBanca	33			(1)	32	3/30/2009	3/30/2019	IPC(3) + 6.50%
Fixed Rate Notes(5)	Itaú CorpBanca	215			3	218	8/9/2009	8/9/2035	UF(2) + 4.90%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	4/15/2010	4/15/2020	6.20%
Fixed Rate Notes(5)	Itaú CorpBanca	649			10	659	7/1/2010	Between 07/2032 and 07/2042	UF(2) + 4.00%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	9/23/2010	1/22/2021	5.75%
Fixed Rate Notes(6)	Itaú CorpBanca	51			(2)	49	9/23/2010	9/23/2017	IPC(3) + 4.45%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Banco Itaú Holding Cayman	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Banco Itaú Holding Cayman	1,870				1,870	11/13/2012	5/13/2023	5.13%
Fixed Rate Notes(6)	Itaú CorpBanca	37			(2)	34	2/7/2013	2/7/2023	IPC(3) + 3.89%
Fixed Rate Notes(6)	Itaú CorpBanca	51			(3)	48	2/7/2013	2/7/2028	IPC(3) + 4.00%
Fixed Rate Notes(5)	Itaú CorpBanca	81			1	82	1/1/2014	1/1/2034	UF(2) + 3.80%
Floating Rate Notes(6)	Itaú CorpBanca	171			2	173	3/8/2014	3/8/2024	LIBOR(4) + 4.00%
Medium Term Notes	Banco Itaú Holding Cayman	1,050				1,050	5/26/2015	5/26/2018	2.85%
Structured Notes		9,515	323	(189)	(43)	9,605
Total		19,988	323	(189)	(37)	20,085

(1) The balances refer to principal amounts; (2) Development Financial Unit; (3) Consumer Price Index; (4) London Interbank Offered Rate; (5) Amounts in US$ equivalent to CHP 861 billion; (6) Amounts in US$ equivalent to COP 1,028 billion.

On June 30, 2017, funds obtained abroad totaled US$20,085 million, an increase of US$97 million compared to the first quarter of 2017 (presented in the “Funding” table in the previous section as Funds from Acceptance and Issuance of Securities Abroad and Subordinated Debt).

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On June 30, 2017, the net exchange position was a liability of US$17,290 million.

Assets | June 30, 2017

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	22,700	8,746	7,315	1,431	13,985
Short - Term Interbank Investments	288,333	264,913	264,913	-	23,420
Securities and Derivative Instruments	389,593	327,091	323,664	3,427	109,196
Loans, Leases and Other Loan Operations	444,342	286,611	275,353	11,258	210,406
Loans	479,875	316,524	305,266	11,258	216,026
(Allowance for Loan Losses)	(35,533)	(29,912)	(29,912)	-	(5,621)
Other Assets	277,038	232,339	215,288	17,051	71,502
Foreign Exchange Portfolio	60,872	28,710	11,856	16,854	58,671
Other	216,166	203,629	203,432	197	12,831
Permanent Assets	26,330	93,536	17,965	75,572	8,334
Total Assets	1,448,335	1,213,237	1,104,498	108,738	436,843
Derivatives - Purchased Positions				243,701
Total Assets After Adjustments (a)				352,439

Liabilities | June 30, 2017

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	352,327	215,910	215,510	400	136,447
Funds Received under Securities Repurchase Agreements	339,123	318,866	318,866	0	20,257
Funds from Acceptances and Issue of Securities	108,076	114,430	67,103	47,327	38,546
Borrowings and Onlendings	69,530	82,160	28,614	53,546	40,036
Interbank and Interbranch Accounts	11,257	10,790	7,260	3,530	467
Derivative Financial Instruments	20,727	12,377	12,377	-	8,350
Other Liabilities	245,183	168,065	151,635	16,430	105,726
Foreign Exchange Portfolio	61,472	29,209	12,828	16,381	58,772
Other	183,711	138,856	138,806	49	46,954
Technical Provisions of Insurance, Pension Plan
and Premium Bonds	169,747	169,662	169,662	2	86
Deferred Income	2,181	1,782	1,066	716	399
Minority Interest in Subsidiaries	11,804	838	838	-	10,966
Stockholders' Equity of Parent Company	118,379	118,357	118,357	-	75,563
Capital Stock and Reserves	106,313	106,576	106,576	-	73,981
Net Income	12,066	11,781	11,781	-	1,582
Total Liabilities and Equity	1,448,335	1,213,237	1,091,288	121,949	436,843
Derivatives - Sold Positions				287,689
Total Liabilities and Equity After Adjustments (b)				409,638
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(57,199)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(17,290)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	2Q17	1Q17	change
Investments Abroad	75,572	71,805	3,766	5.2%
Net Foreign Exchange Position (Except Investments Abroad)	(132,770)	(123,423)	(9,347)	7.6%
Total	(57,199)	(51,618)	(5,580)	10.8%
Total in US$	(17,290)	(16,292)	(998)	6.1%

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate1

In R$ millions, end of period	2Q17	1Q17	2Q16
Stockholders' equity of the parent company	118,379	114,897	110,587
Consolidated stockholders’ equity (BACEN)	132,275	128,774	126,874
Deductions from Core Capital	(18,459)	(18,320)	(15,410)
Core Capital	113,816	110,454	111,464
Additional Capital	49	154	685
Tier I	113,866	110,608	112,149
Tier II	19,788	19,786	23,686
Referential Equity (Tier I and Tier II)	133,654	130,394	135,835
Required Referential Equity	67,015	66,521	74,272
Risk-weighted Assets (RWA)	724,483	719,150	752,120
Excess Capital	66,639	63,873	61,563
Amount Required for Additional Common Equity Tier I Capital (ACPRequired)	10,867	10,787	4,701
Ratios (%)
Tier I (Core Capital + Additional Capital)	15.7	15.4	14.9
Tier II	2.7	2.8	3.2
BIS (Referential Equity / Total Risk-weighted Exposure)	18.4	18.1	18.1

¹ Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 9.25% from January to December 2017 and, following a gradual decrease schedule, it will reach 8% in January 2019. In addition to regulatory minimums, the Brazilian Central Bank rules established the Additional Common Equity Tier I Capital (ACP), comprised of the sum of ACPConservation, ACPCountercyclical and ACPSystemic, which, combined with these aforementioned requirements, increase capital requirements over time. Any insufficiency in connection with these ACP requirements will result in restrictions detailed in CMN Resolution No. 4,193.

ACP reached 1.50% in 2017 from 0.625% in 2016. On June 30, 2017, ACP amounted to R$10,867 million, broadly covered by the available capital. Aiming at ensuring the soundness of the institution and the capital availability to support the business growth, the levels of Referential Equity were maintained well above the Required Referential Equity to cover the risks.

Referential Equity | Prudential Conglomerate

On June 30, 2017, our Referential Equity reached R$133,654 million, a 2.5% increase from March 31, 2017, concentrated in Tier I Capital, which increased R$3,258 million, mainly due to this quarter’s result.

Solvency Ratios | Prudential Conglomerate

On June 30, 2017, our BIS ratio reached 18.4%, an increase of 30 basis points from March 31, 2017, mainly due to the result in the period.

Our BIS ratio exceeds by 770 basis points the sum of the minimum requirements of the Reference Equity and the Additional Common Equity Tier I Capital established by the Brazilian Central Bank for 2017 (equivalent to 10.75%). In addition to the minimum capital requirements, Circular No. 3,748 of the Brazilian Central Bank added a Leverage Ratio to the Basel III framework, defined as the ratio of Tier I Capital and Total Exposure (as calculated according to this Circular). On June 30, 2017, the Leverage Ratio reached 8.6%.

Estimated Core Capital Ratio according to Full Basel III Rules (Common Equity Tier I)

Taking into consideration our current capital base, if we immediately fully apply the Basel III rules established by the Brazilian Central Bank, our core capital (Common Equity Tier I) would be 14.5% on June 30, 2017, including the consolidation of Citibank’s Brazilian retail business and the investment in XP Investimentos (estimated impacts based on preliminary information), and the use of tax credits. All these variations are presented in the following chart:

1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 2 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. 3 The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals. 4 If we considered the anticipated effect of payout above mandatory minimum (recorded in Revenue Reserves in Stockholders' Equity) related to net income for the first half of 2017, CET I with fully loaded Basel III rules (before the use of tax credits) would be 13.2%. 5 Does not consider any reversal of complementary allowance for loan losses.

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure

In R$ millions, end of period	2Q17¹	1Q17¹	2Q16²
Credit Risk-weighted Assets (RWACPAD)	642,616	642,700	690,963
FPR at 2%	133	104	161
FPR at 20%	6,963	6,956	7,121
FPR at 35%	13,115	13,026	11,396
FPR at 50%	43,328	44,403	47,095
FPR at 75%	137,415	137,830	141,482
FPR at 85%	87,750	92,745	116,582
FPR at 100%	301,571	302,199	314,034
FPR at 250%	32,719	26,419	28,267
FPR at 300%	4,408	4,071	7,968
FPR up to 1250% ³	3,547	3,429	1,744
Derivatives – variation of the counterparty credit quality	6,000	5,607	8,858
Derivatives – future potential gain	5,669	5,910	6,254
Operational Risk-weighted Assets (RWAOPAD)	54,417	54,417	43,448
Market Risk-weighted Assets (RWAMINT)	27,450	22,033	17,709
Gold, foreign currency and operations subject to exchange rate variation	1,213	1,047	1,231
Operations subject to interest rate variation	28,682	22,627	15,656
Operations subject to commodity price variation	331	424	510
Operations subject to stock price variation	273	383	312
Capital benefit – Internal models	(3,050)	(2,448)	-
Total Risk-weighted Exposure (RWA) [RWACPAD+RWAOPAD+RWAMINT]	724,483	719,150	752,120

Note: FPR - Risk Weighting Factor. ¹ Market risk-weighted assets calculated based on internal models. ² Market risk-weighted assets calculated based on standard models. ³ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On June 30, 2017, total risk-weighted exposure amounted to R$724,483 million, up R$5,333 million from March 31, 2017, mainly due to the increase of the exposures subject to interest rate variation of foreign exchange coupons.

On June 30, 2017, the credit risk-weighted assets (RWACPAD) reached R$642,616 million, remaining relatively stable compared to the previous quarter.

The operational risk-weighted assets (RWAOPAD) reached R$54,417 million on June 30, 2017. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675, and 3,739 of the Brazilian Central Bank.

As from September 2016, the Brazilian Central Bank authorized Itaú Unibanco to use internal models for market risk to determine the total amount of regulatory capital. The capital requirement for market risk is derived from the maximum between internal models and 90% of the standard model (RWAMPAD). On June 30, 2017, market risk-weighted assets (RWAMINT) totaled R$27,450 million.

Evolution of the Composition of the Risk-weighted Exposure

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

To assume and manage risks is one of our activities and therefore we should have well-established risk management purposes. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them. We seek to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support our management through risk and capital monitoring and assessment processes.

Aiming at strengthening our values and aligning the behavior of employees with risk management guidelines, we have several initiatives to disseminate the risk culture. In addition to the bank’s policies, procedures and processes, the risk culture strengthens the employees’ individual and collective responsibility for managing the risks inherent in their individual activities, respecting business management with ethics.

We adopt a prospective approach regarding capital management, and, through the Internal Capital Adequacy Assessment Process (ICAAP), we assess the sufficiency of regulatory capital to cover our risks, represented by the regulatory capital for credit, market and operational risks, as well as the capital required to cover other risks. The ICAAP process comprises the following phases: identification of material risks, definition of additional capital requirement to material risks and of internal methodologies for capital quantification; preparation of the capital plan, for normal and stress situations, and structuring the capital contingency plan. The result of the last ICAAP – conducted as of December 2016 – indicated that, in addition to capital to face all material risks, we have significant capital surplus, thus assuring the institution’s equity soundness.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/ investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels consistent with our risk appetite for each market segment in which we operate.

We have a centralized credit risk management and control structure, which is independent from the business units. The main responsibilities include: establishing risk mitigation limits and mechanisms to measure, monitor and control the credit risk inherent in products, loan portfolio concentrations, and any impacts from potential changes in the economic environment.

Operational Risk

Our operational risk management is aimed to support the decision-making process, always seeking the accurate identification and assessment of risks and the creation of value to shareholders, as well as to hedge our assets and protect our image.

Liquidity Risk

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and credit lines raised but not used.

Liquidity risk management and control is carried out on a daily basis, through a governance approved in senior committees, and it establishes, among other things, the adoption of minimum liquidity limits that are sufficient to absorb possible cash losses in stress scenarios, measured by internal and also regulatory methodologies.

As from the second quarter of 2016, we started to report the average of our liquidity coverage ratio (LCR) for the period, which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines. In 2017, the minimum required by the Brazilian Central Bank is 80%. The average ratio for the second quarter was 201.7%.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and tests of stress scenarios, (iv) reporting of risk results to those in charge in the business units in accordance with our governance, (v) monitoring of the actions required to adjust positions and/or risk levels to make them feasible, and (vi) support to the safe launch of new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of senior committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices.

In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Maintaining our conservative management and portfolio diversification, we follow our policy of operating within low limits in connection with our capital in the period.

VaR by Risk Factor (1)

In R$ millions, end of period	2Q17(2)	1Q17(2)
Itaú Unibanco
Brazilian Interest rates	666.5	759.4
Currency	6.5	20.6
Shares of Stock Exchange	41.4	42.9
Commodities	4.0	1.1
Diversification Effect	(257.6)	(393.1)
Total VaR	460.8	430.9
Maximum VaR in the Quarter	874.0	452.6
Average VaR in the Quarter	504.3	363.7
Minimum VaR in the Quarter	339.4	304.8

(1)	The Values represented above consider 1 day as time horizon and 99% confidence.
(2)	The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	42

2nd quarter of 2017

Itaú

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

We report the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking includes banking products and services to retail customers, affluent clients and very small and small companies in branches, and financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú Consignado operations. The Wholesale Banking includes business involving large and medium corporations, Asset Management, Private Bank, Custody and Latin American business.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June 30, 2017

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	909,906	578,380	110,163	1,422,005
Cash and Cash Equivalents	16,471	6,231	-	22,700
Short-term Interbank Investments	335,753	104,171	-	288,333
Securities and Derivative Financial Instruments	211,483	166,082	29,013	389,593
Interbank and Interbranch Accounts	87,953	6,811	-	92,937
Loan, Lease and Other Credit Operations	208,178	271,696	-	479,875
(Allowance for Loan Losses)	(15,394)	(11,330)	-	(26,723)
(Complementary Expected Loss Provisions)	-	-	(8,810)	(8,810)
Other Assets	65,460	34,718	89,959	184,101
Foreign Exchange Portfolio	7,762	16,618	41,946	60,872
Others	57,697	18,100	48,013	123,230
Permanent Assets	14,848	9,437	2,045	26,330
Total Assets	924,754	587,817	112,208	1,448,335
Liabilities and Equity
Current and Long-Term Liabilities	888,762	521,260	82,393	1,315,971
Deposits	231,206	223,315	-	352,327
Deposits Received under Securities Repurchase Agreements	314,159	51,870	-	339,123
Funds from Acceptances and Issue of Securities	84,561	64,006	-	108,076
Interbank and Interbranch Accounts	6,749	4,508	-	11,257
Borrowings and Onlendings	746	68,784	-	69,530
Derivative Financial Instruments	17	22,033	-	20,727
Other Liabilities	120,402	47,918	82,393	245,183
Foreign Exchange Portfolio	8,117	16,584	42,225	61,472
Others	112,284	31,334	40,168	183,711
Technical Provisions for Insurance, Pension Plans and Premium Bonds	130,921	38,826	-	169,747
Deferred Income	1,761	420	-	2,181
Minority Interest in Subsidiaries	781	10,965	58	11,804
Economic Allocated Capital - Tier I (*)	33,450	55,172	29,758	118,379
Total Liabilities and Equity	924,754	587,817	112,208	1,448,335

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd quarter of 2017

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,217	7,309	2,679	27,205
Managerial Financial Margin	9,684	5,065	2,636	17,385
Financial Margin with Clients	9,684	5,065	1,014	15,762
Financial Margin with the Market	-	-	1,623	1,623
Commissions and Fees	5,870	2,160	8	8,037
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,663	85	35	1,783
Result from Loan Losses and Impairment	(3,229)	(1,245)	(1)	(4,474)
Provision for Loan Losses	(3,731)	(1,217)	(1)	(4,948)
Impairment	-	(105)	-	(105)
Discounts Granted	(200)	(54)	-	(254)
Recovery of Loans Written Off as Losses	702	131	-	834
Retained Claims	(249)	(12)	-	(261)
Operating Margin	13,740	6,052	2,679	22,471
Other Operating Income/(Expenses)	(9,342)	(3,515)	(361)	(13,218)
Non-interest Expenses	(8,205)	(3,205)	(141)	(11,551)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,078)	(310)	(218)	(1,606)
Insurance Selling Expenses	(60)	(0)	(1)	(61)
Income before Tax and Minority Interests	4,398	2,537	2,318	9,253
Income Tax and Social Contribution	(1,599)	(729)	(565)	(2,892)
Minority Interests in Subsidiaries	(44)	(142)	(5)	(191)
Recurring Net Income	2,755	1,666	1,748	6,169
Recurring Return on Average Allocated Capital	32.7%	12.0%	27.3%	21.5%
Efficiency Ratio (ER)	51.8%	45.9%	5.7%	45.7%
Risk-Adjusted Efficiency Ratio (RAER)	72.2%	63.7%	5.8%	63.4%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On March 31, 2017

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	886,288	565,346	105,860	1,386,959
Cash and Cash Equivalents	14,650	5,577	-	20,224
Short-term Interbank Investments	324,161	99,440	-	274,435
Securities and Derivative Financial Instruments	206,250	161,972	25,257	379,952
Interbank and Interbranch Accounts	83,515	6,467	-	88,247
Loan, Lease and Other Credit Operations	210,023	268,072	-	478,095
(Allowance for Loan Losses)	(16,004)	(10,795)	-	(26,799)
(Complementary Expected Loss Provisions)	-	-	(8,971)	(8,971)
Other Assets	63,692	34,613	89,574	181,776
Foreign Exchange Portfolio	7,846	16,926	42,621	61,851
Others	55,846	17,687	46,953	119,925
Permanent Assets	15,011	9,278	2,022	26,311
Total Assets	901,298	574,624	107,882	1,413,269
Liabilities and Equity
Current and Long-Term Liabilities	864,835	508,086	82,430	1,284,815
Deposits	218,025	207,805	-	324,926
Deposits Received under Securities Repurchase Agreements	315,182	55,917	-	346,738
Funds from Acceptances and Issue of Securities	77,317	57,559	-	96,360
Interbank and Interbranch Accounts	5,986	4,068	-	10,053
Borrowings and Onlendings	803	72,545	-	73,348
Derivative Financial Instruments	23	24,197	-	23,040
Other Liabilities	120,159	48,871	82,430	245,884
Foreign Exchange Portfolio	8,262	16,879	42,965	62,564
Others	111,897	31,992	39,465	183,320
Technical Provisions for Insurance, Pension Plans and Premium Bonds	127,341	37,124	-	164,466
Deferred Income	1,690	423	-	2,113
Minority Interest in Subsidiaries	874	10,518	53	11,444
Economic Allocated Capital - Tier I (*)	33,900	55,598	25,399	114,897
Total Liabilities and Equity	901,298	574,624	107,882	1,413,269

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 1st quarter of 2017

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,489	7,225	2,553	27,266
Managerial Financial Margin	9,846	5,045	2,524	17,415
Financial Margin with Clients	9,846	5,045	656	15,547
Financial Margin with the Market	-	-	1,868	1,868
Commissions and Fees	5,746	2,085	13	7,844
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,897	95	16	2,007
Result from Loan Losses and Impairment	(3,067)	(2,214)	(1)	(5,281)
Provision for Loan Losses	(3,549)	(1,842)	(1)	(5,392)
Impairment	-	(444)	-	(444)
Discounts Granted	(209)	(85)	-	(293)
Recovery of Loans Written Off as Losses	691	158	-	849
Retained Claims	(307)	(13)	-	(321)
Operating Margin	14,114	4,997	2,552	21,664
Other Operating Income/(Expenses)	(8,802)	(3,473)	(420)	(12,694)
Non-interest Expenses	(7,630)	(3,153)	(218)	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,085)	(319)	(201)	(1,604)
Insurance Selling Expenses	(87)	(0)	(1)	(89)
Income before Tax and Minority Interests	5,312	1,525	2,133	8,970
Income Tax and Social Contribution	(1,978)	(345)	(443)	(2,767)
Minority Interests in Subsidiaries	(51)	28	(4)	(27)
Recurring Net Income	3,283	1,208	1,685	6,176
Recurring Return on Average Allocated Capital	40.4%	9.2%	24.7%	22.0%
Efficiency Ratio (ER)	47.7%	45.8%	9.3%	43.6%
Risk-Adjusted Efficiency Ratio (RAER)	66.8%	77.9%	9.3%	64.5%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

Retail Banking

Revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú Consignado operations.

In the second quarter of 2017, recurring net income for the segment totaled R$2,755 million, a 16.1% decrease from the previous period.

The decrease in the quarter was primarily driven by an increase of 7.5% in non-interest expenses, a decrease of 1.6% in operating revenues and an increase of 5.3% in cost of credit.

The decrease in operating revenues was due to reductions of 12.3% in the result from insurance, pension plan and premium bond operations before retained claims and selling expenses and of 1.6% in financial margin. These effects were partially offset by an increase of 2.2% in commissions and fees.

The Retail Banking segment’s annualized return on allocated capital reached 32.7% in the second quarter of 2017. The efficiency ratio was 51.8% and the risk-adjusted efficiency ratio reached 72.2%.

Loan Portfolio – Retail Banking

The loan portfolio totaled R$208,178 million at the end of June 2017, decreasing 0.9% compared to March 31, 2017.

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and institutional clients.

In the second quarter of 2017, net income of the Wholesale Banking segment reached R$1,666 million, an increase of 37.9% from the previous quarter. This increase was mainly due to a reduction of 43.8% in cost of credit.

This decrease in cost of credit was basically driven by the decreases of 34.0% in provision for loan losses and of 76.3% in impairment of securities.

In the second quarter of 2017, return on allocated capital reached 12.0% per year, efficiency ratio was 45.9%, and adjusted efficiency ratio was 63.7%.

Loan Portfolio – Wholesale Banking

The loan portfolio reached R$271,696 million on June 30, 2017, a 1.4% increase compared to March 31, 2017.

Middle Market

This sub-segment serves approximately 29 thousand clients (economic groups) with revenues between R$30 million and R$200 million.

Our result is well balanced between earnings from loans and services. Our risk appetite continues to focus on high-rating clients, and 86% of loans are granted “AA”, “A” and “B” ratings in accordance with the criteria set forth in Resolution No. 2,682 of the National Monetary Council.

Our credit portfolio (including sureties and endorsements) decreased 4% from the second quarter of 2016.

Large Companies

Our clients are approximately 5,900 large corporate groups and 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The credit portfolio (including endorsements and sureties) decreased 7.1% from the second quarter of 2016, mainly on foreign currency products. In our loan portfolio, 84% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our outstanding position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focus on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$6.3 billion up to May 2017.

Mergers and Acquisitions: in the period from January to June 2017, our Merger and Acquisition operation provided financial advisory in 17 transactions in Latin America, totaling US$2,900 million, reaching the leadership position in the Dealogic ranking.

Project Finance: in the second quarter of 2017, we served as advisor and/or creditor of approximately R$2.2 billion in financing to 20 different infrastructure projects in different sectors. Among these operations, we highlight our participation as financial advisor to Patria Investimentos, winner of the bidding process for the concession of Rodovia Centro Oeste Paulista (São Paulo Central-West Highway), with a grant of R$1,314.5 million. Itaú also acted as financial advisor and guarantor of the Santa Vitória do Palmar wind power complex, of Atlantic Energia Renováveis, in the long-term funding in the amount of R$679.4 million. Finally, the highlight is the BMTE – Bipolo 1 project, a 2,092 Km transmission system, to which Itaú served as financial advisor since the bidding stage in February 2014 to the loan raised of R$2,560 from BNDES and CEF. The related first disbursement of R$2,092 million in April 2017 was the largest of the industry in the history of BNDES.

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

Wealth Management and Services

Asset Management

In June 2017, we reached R$580.4 billion(*) in assets under management, accounting for 15.3% of the market. We posted a 13.9% growth in assets under management from the same period of the previous year.

In June 2017, Fitch Ratings reaffirmed the investment management quality rating for Itaú Asset Management (IAM) as “Excellent”. The rating outlook remains stable. IAM’s “Excellent” rate reflects Fitch’s opinion that the manager has highly strong operating capacity and characteristics to support the investment strategies offered.

The rating takes into account the well-established and disciplined investment process, the robust revenue generation and the high quality of IAM’s executive team. This assessment also reflects strict risk and compliance policies, large investments in technology and controls, a broad and diversified client base and various distribution channels.

Kinea, the investments management company controlled by Itaú Unibanco, held R$20.7 billion in managed assets in June 2017.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June 2017. Considers Itaú Unibanco and Intrag.

Securities Services

With four lines of business, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,261 clients in 22 countries. We ended June 2017 with a custody market share of 24.0% and a total of R$1,354 billion in assets under custody, an increase of 18% from the same period of 2016. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended June with R$1,199 billion under custody, up 20% from the same period of 2016.

International Custody: we offer custody and representation services to non-resident investors, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended June with R$155 billion under custody, an increase of 2% from the volume under custody in the same period of 2016.

Corporate Solutions: we offer many solutions for capital markets, such as control of stock option programs, bookkeeping of shares, debentures, and settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 206 companies listed on B3, representing 60.9% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 409 issues as of June 2017.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and B3 – June 2017

Private Bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers and is supported by investment advisers and product experts, provides comprehensive financial services, meeting and addressing the needs of our clients from eight offices in Brazil and in Zurich, Miami, New York, Santiago, Asunción and Nassau.

Our clients have access to a full portfolio of products and services, ranging from investment management to estate planning, as well as banking and credit solutions. In addition to our customized products and services, we offer clients access to an open investment framework offered by other service providers.

The business maintains its focus on its mission of being the leading player in client satisfaction and sustainable performance. Among the several initiatives to add value to our clients and shareholders, we highlight the ongoing investments in technology and expansion of the international platform.

We were recently recognized by the world’s top international Private Banking market publications:

Private Wealth Management/The Banker

•	Best Private Bank in Latin America (2016)
•	Best Private Bank in Brazil (2016)

Private Banker International

•	Outstanding Private Bank - Latin America (2016)
•	Most Effective Investment Service Offering (2016)

Euromoney

•	Best Private Banking Services Overall in Brazil (2017)
•	Latin America´s Best Bank for Wealth Management (2017)

Global Finance

•	Best Private Bank in Emerging Markets for 2017
•	Best Private Bank in Brazil for 2017

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in 18 countries outside Brazil.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Results - Brazil and Latin America

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Income Statement | Quarterly Change

	2Q17			1Q17			change
In R$ millions	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	27,205	24,793	2,413	27,266	25,260	2,006	-0.2%	-1.9%	20.3%
Managerial Financial Margin	17,385	15,637	1,748	17,415	16,049	1,366	-0.2%	-2.6%	27.9%
Financial Margin with Clients	15,762	14,315	1,447	15,547	14,358	1,189	1.4%	-0.3%	21.7%
Financial Margin with the Market	1,623	1,322	301	1,868	1,691	177	-13.1%	-21.8%	69.7%
Commissions and Fees	8,037	7,406	631	7,844	7,233	611	2.5%	2.4%	3.3%
Result from Insurance [2]	1,783	1,750	33	2,007	1,979	28	-11.2%	-11.6%	17.1%
Cost of Credit	(4,474)	(3,913)	(561)	(5,281)	(4,875)	(406)	-15.3%	-19.7%	38.0%
Provision for Loan Losses	(4,948)	(4,350)	(598)	(5,392)	(4,960)	(432)	-8.2%	-12.3%	38.3%
Impairment	(105)	(105)	-	(444)	(444)	-	-76.3%	-76.3%	-
Discounts Granted	(254)	(241)	(13)	(293)	(284)	(10)	-13.3%	-15.1%	36.8%
Recovery of Loans Written Off as Losses	834	783	50	849	813	36	-1.7%	-3.7%	42.0%
Retained Claims	(261)	(251)	(10)	(321)	(312)	(9)	-18.8%	-19.6%	9.5%
Operating Margin	22,471	20,628	1,842	21,664	20,073	1,591	3.7%	2.8%	15.8%
Other Operating Expenses	(13,218)	(11,814)	(1,404)	(12,694)	(11,237)	(1,457)	4.1%	5.1%	-3.6%
Non-interest Expenses	(11,551)	(10,174)	(1,377)	(11,001)	(9,585)	(1,416)	5.0%	6.2%	-2.8%
Tax Expenses and Other [3]	(1,667)	(1,640)	(27)	(1,693)	(1,653)	(41)	-1.5%	-0.8%	-32.8%
Income before Tax and Minority Interests	9,253	8,814	438	8,970	8,836	134	3.2%	-0.2%	227.7%
Income Tax and Social Contribution	(2,892)	(2,828)	(65)	(2,767)	(2,769)	2	4.5%	2.1%	-
Minority Interests in Subsidiaries	(191)	(50)	(142)	(27)	(55)	28	600.2%	-10.3%	-605.2%
Recurring Net Income	6,169	5,937	232	6,176	6,012	164	-0.1%	-1.2%	41.6%

Income Statement | Year-to-date Change

	1H17			1H16			change
In R$ millions	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	54,471	50,053	4,419	54,569	49,649	4,920	-0.2%	0.8%	-10.2%
Managerial Financial Margin	34,800	31,685	3,114	35,207	31,667	3,541	-1.2%	0.1%	-12.0%
Financial Margin with Clients	31,309	28,673	2,636	31,950	28,824	3,126	-2.0%	-0.5%	-15.7%
Financial Margin with the Market	3,491	3,013	478	3,258	2,843	415	7.2%	6.0%	15.3%
Commissions and Fees	15,881	14,639	1,243	15,147	13,837	1,309	4.9%	5.8%	-5.1%
Result from Insurance [2]	3,790	3,729	62	4,215	4,145	70	-10.1%	-10.1%	-11.7%
Cost of Credit	(9,755)	(8,788)	(967)	(13,546)	(12,459)	(1,086)	-28.0%	-29.5%	-11.0%
Provision for Loan Losses	(10,340)	(9,310)	(1,030)	(14,161)	(12,993)	(1,168)	-27.0%	-28.3%	-11.8%
Impairment	(550)	(550)	-	(539)	(539)	-	1.9%	1.9%	-
Discounts Granted	(547)	(524)	(23)	(668)	(668)	-	-18.0%	-21.5%	-
Recovery of Loans Written Off as Losses	1,682	1,596	86	1,823	1,741	82	-7.7%	-8.3%	5.0%
Retained Claims	(582)	(563)	(18)	(746)	(728)	(18)	-22.1%	-22.6%	0.1%
Operating Margin	44,135	40,702	3,433	40,277	36,462	3,815	9.6%	11.6%	-10.0%
Other Operating Expenses	(25,912)	(23,051)	(2,861)	(25,713)	(22,446)	(3,267)	0.8%	2.7%	-12.4%
Non-interest Expenses	(22,552)	(19,759)	(2,793)	(22,324)	(19,122)	(3,202)	1.0%	3.3%	-12.8%
Tax Expenses and Other [3]	(3,360)	(3,292)	(68)	(3,389)	(3,324)	(66)	-0.8%	-0.9%	4.1%
Income before Tax and Minority Interests	18,222	17,650	572	14,564	14,016	548	25.1%	25.9%	4.4%
Income Tax and Social Contribution	(5,659)	(5,597)	(62)	(3,638)	(3,632)	(6)	55.6%	54.1%	972.7%
Minority Interests in Subsidiaries	(219)	(105)	(114)	(189)	(133)	(56)	15.7%	-21.0%	102.5%
Recurring Net Income	12,345	11,949	396	10,737	10,251	486	15.0%	16.6%	-18.6%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay, Uruguay and Colombia we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have a representation office.

We operate in Chile, Colombia and Panama through Itaú CorpBanca, bank we control since April 1, 2016, when all necessary regulatory approvals for the merger between Banco Itaú Chile and CorpBanca were obtained.

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation should be completed by December, 2017. Merger synergies are expected to become more evident from 2018 onwards.

In Colombia, in which we started to operate after the mentioned merger, we are the 5th largest bank in terms of loans. As of May 2017, we started operating in Colombia under the “Itaú” brand, and, until June 2018, we plan to complete the system integration.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about the number of employees abroad and the international service network is presented below:

Employees Abroad

*includes employees from Panama

International Service Network

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis	Activities Abroad

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, mainly focused in commercial bank and, with the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

We present consolidated results for Latin America as well as for its respective countries in constant currency(1) and, in managerial concept, which includes the allocation of Brazil’s cost structure and the impact of Brazilian income tax and social contribution.

Income Statement | Latin America (2)

	2Q17			1Q17
In R$ millions	Nominal Currency	Exchange Rate Effect (1)	Constant Currency	Nominal Currency	Exchange Rate Effect (1)	Constant Currency	Change in Constant Currency
Operating Revenues	2,413	(66)	2,347	2,006	47	2,053	14.3%
Managerial Financial Margin	1,748	(79)	1,669	1,366	22	1,389	20.2%
Financial Margin with Clients	1,447	33	1,480	1,189	45	1,234	20.0%
Financial Margin with the Market	301	(112)	189	177	(23)	155	21.9%
Commissions and Fees	631	12	644	611	24	635	1.4%
Insurance, Pension Plan and Premium Bonds	33	1	34	28	1	29	15.9%
Cost of Credit	(561)	(12)	(573)	(406)	(15)	(422)	35.8%
Provision for Loan Losses	(598)	(13)	(611)	(432)	(16)	(448)	36.3%
Discounts Granted	(13)	(0)	(13)	(10)	(0)	(10)	31.2%
Recovery of Loans Written Off as Losses	50	1	52	36	1	37	39.9%
Retained Claims	(10)	(0)	(10)	(9)	(0)	(9)	7.7%
Other Operating Expenses	(1,404)	(24)	(1,428)	(1,457)	(35)	(1,492)	-4.3%
Non-Interest Expenses	(1,377)	(25)	(1,402)	(1,416)	(50)	(1,466)	-4.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(27)	2	(26)	(41)	15	(26)	-0.1%
Insurance Selling Expenses	(0)	(0)	(0)	(0)	(0)	(0)	0.0%
Income before Tax and Minority Interests	438	(102)	336	134	(4)	130	158.6%
Income Tax and Social Contribution	(65)	47	(17)	2	7	9	-
Minority Interests in Subsidiaries	(142)	(5)	(146)	28	1	29	-
Recurring Net Income	232	(59)	173	164	4	168	2.7%
Return on Average Equity - Annualized	9.3%		6.7%	6.8%		6.8%	-10	bps
Efficiency Ratio	57.9%		60.7%	72.4%		72.7%	-1,200	bps

(1) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of June 2017 to all periods analyzed and hedge adjustments; (2) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru, Panama and Mexico.

In the second quarter of 2017, net income for Latin America totaled R$173 million, a 2.7% increase from the previous quarter. This increase was mainly due to the financial margin with clients in Chile, mainly driven by derivative transactions with corporate clients. In the quarter, another highlight was the 21.9% increase in the financial margin with the market, mainly driven by structured operations in Argentina.

Commissions and fees remained relatively stable compared to the previous quarter. On the other hand, provision for loan losses increased 36.3%, mainly due to higher provisions in the corporate segment in Colombia and Chile.

Non-interest expenses were down 4.4% in the quarter.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

Argentina

In Argentina, we offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In the second quarter of 2017, the result in Argentina reached R$60 million, a 99.2% increase from the previous quarter.

Operating revenues increased 15.7%, mainly driven by an increase in the margin with the market, structured operations, and margin with clients, in the personal loans and credit card products in the retail segment.

Provision for loan losses decreased driven by the sale of an active portfolio in the Retail segment, which was fully provisioned, with no significant impact on non-performing loans ratios.

Additionally, non-interest expenses were down 2.8% mainly as a result of a reduction in expenses from the Retail segment (transportation of valuables, data transmission, third-party services and other) and the corporate segment (personnel expenses).

Income Statement | Argentina

In R$ millions (in constant currency)	2Q17	1Q17	change
Operating Revenues	333	287	15.7%
Managerial Financial Margin	221	172	28.9%
Financial Margin with Clients	176	158	11.3%
Financial Margin with the Market	46	14	230.3%
Commissions and Fees	111	116	-3.8%
Cost of Credit	(10)	(10)	-5.7%
Provision for Loan Losses	1	(11)	-
Discounts Granted	(12)	-	-
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(235)	(241)	-2.5%
Non-Interest Expenses	(211)	(217)	-2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(24)	(24)	-0.4%
Income before Tax and Minority Interests	88	36	145.0%
Income Tax and Social Contribution	(28)	(6)	389.7%
Recurring Net Income	60	30	99.2%
Return on Average Equity - Annualized	17.9%	10.4%	760	bps
Efficiency Ratio	68.4%	82.5%	-1,410	bps

Chile

The table below shows the results obtained in Chile in the second quarter of 2017, which include the results of Itaú CorpBanca in Chile, Colombia and Panama. Focused on large and medium companies and individuals, Itaú CorpBanca offers a wide range of banking products.

In the second quarter of 2017, the result in Chile reached R$3 million, down R$20 million from the previous quarter.

Financial margin increased 27.7%, mainly driven by derivative transactions with corporate clients in Chile.

On the other hand, provision for loan losses increased 47.8%, mainly due to higher complementary allowances for the corporate segment in Chile and Colombia.

Non-interest expenses decreased 9.0%, mainly due to the refund of a fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile), according to a decision of the Supreme Court of Chile (material fact disclosed by Itaú CorpBanca on May 9, 2017).

Income Statement | Chile (Includes participation of subsidiaries from Chile in Colombia and Panama)

In R$ millions (in constant currency)	2Q17	1Q17	change
Operating Revenues	1,452	1,195	21.4%
Managerial Financial Margin	1,124	880	27.7%
Financial Margin with Clients	1,020	784	30.1%
Financial Margin with the Market	104	96	8.6%
Commissions and Fees	294	286	2.7%
Insurance, Pension Plan and Premium Bonds	34	29	15.9%
Cost of Credit	(550)	(381)	44.2%
Provision for Loan Losses	(597)	(404)	47.8%
Discounts Granted	(1)	(10)	-86.7%
Recovery of Loans Written Off as Losses	48	33	47.7%
Retained Claims	(10)	(9)	7.7%
Other Operating Expenses	(811)	(891)	-9.0%
Non-Interest Expenses	(809)	(889)	-9.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	7.4%
Insurance Selling Expenses	(1)	(1)	7.4%
Income before Tax and Minority Interests	81	(86)	-
Income Tax and Social Contribution	68	80	-14.8%
Minority Interests in Subsidiaries	(146)	29	-
Recurring Net Income	3	23	-87.4%
Return on Average Equity - Annualized	0.2%	1.5%	-130	bps
Efficiency Ratio	56.2%	75.1%	-1,890	bps

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Paraguay

In Paraguay, we offer products and services for companies in the small and middle-market, agribusiness, corporate and retail segments. The main sources of income in Paraguay are retail products, especially credit cards.

In the second quarter of 2017, net income in Paraguay reached R$49 million, a 10.7% decrease from the previous quarter.

The financial margin with clients decreased 6.9% from the previous quarter, mainly driven by lower volume and interest rates for loans in foreign currency and credit cards. This effect was partially offset by higher margin with the market, mainly in foreign exchange position.

Provision for loan losses decreased 34.7% this quarter, driven by lower provisions in the companies segment.

Income Statement | Paraguay

In R$ millions (in constant currency)	2Q17	1Q17	change
Operating Revenues	200	204	-1.7%
Managerial Financial Margin	142	149	-4.4%
Financial Margin with Clients	121	130	-6.9%
Financial Margin with the Market	21	18	12.9%
Commissions and Fees	58	55	5.7%
Cost of Credit	(7)	(12)	-39.1%
Provision for Loan Losses	(9)	(13)	-34.7%
Recovery of Loans Written Off as Losses	1	1	5.0%
Other Operating Expenses	(119)	(103)	14.8%
Non-Interest Expenses	(119)	(103)	14.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(0)	-
Income before Tax and Minority Interests	75	89	-15.8%
Income Tax and Social Contribution	(26)	(34)	-24.2%
Recurring Net Income	49	55	-10.7%
Return on Average Equity - Annualized	15.7%	20.0%	-440	bps
Efficiency Ratio	59.2%	50.7%	850	bps

Uruguay

In Uruguay, we operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients.

Net income of our operations in Uruguay was R$67 million in the second quarter of 2017, an increase of 9.6% from the previous quarter.

Operating revenues posted results very similar to those in the previous quarter.

Provision for loan losses decreased 47.8%, due to improved client ratings in the companies segment.

Non-interest expenses remained relatively stable.

Income Statement | Uruguay

In R$ millions (in constant currency)	2Q17	1Q17	change
Operating Revenues	350	350	0.0%
Managerial Financial Margin	172	178	-3.4%
Financial Margin with Clients	156	153	1.5%
Financial Margin with the Market	17	25	-33.8%
Commissions and Fees	178	171	3.5%
Cost of Credit	(10)	(19)	-47.1%
Provision for Loan Losses	(11)	(21)	-47.8%
Recovery of Loans Written Off as Losses	1	2	-
Other Operating Expenses	(231)	(233)	-0.6%
Non-Interest Expenses	(231)	(232)	-0.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-2.0%
Income before Tax and Minority Interests	109	99	10.2%
Income Tax and Social Contribution	(41)	(37)	-
Recurring Net Income	67	61	9.6%
Return on Average Equity - Annualized	22.1%	21.0%	110	bps
Efficiency Ratio	66.1%	66.5%	- 40	bps

Peru

In Peru, we operate in the corporate segment through a representative office.

Mexico

We will maintain our presence in Mexico with an office dedicated to equity research activities.

Itaú Unibanco Holding S.A.	54

2nd quarter of 2017

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure and Capital Market

Itaú Unibanco Holding’s capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3. Non-voting shares are also traded as depositary receipts on the NYSE (New York).

Itaú Unibanco Holding is controlled by Itaú Unibanco Participações S.A. (IUPAR), which is jointly controlled by Itaúsa Investimentos Itaú S.A. (Itaúsa) and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family, while Cia. E. Johnston is controlled by the members of the Moreira Salles family. The organization chart below summarizes the current ownership structure on June 30, 2017:

Note: Percentages do not include treasury shares.

(1) In addition to treasury shares, percentages do not include the interest of controlling shareholders.

Credit Risk Assessment by Rating Agencies

We are assessed by the main rating agencies: Moody’s, Fitch Ratings and S&P, and due to the methodology, the Company’s ratings are in line with the ratings attributed to Brazil.

Therefore, as Moody’s review of the Brazilian risk outlook in the end of May 2017 changed from stable to negative, the review of our rating outlooks were also reviewed.

Also in May 2017, S&P placed Brazil’s sovereign rating under review for downgrade and, consequently, the Itaú Unibanco’s rating accordingly. This means that the agency may downgrade these ratings in the upcoming months.

Market Relations

In the first half of 2017, we took part in 14 conferences and 10 road shows in Brazil and overseas. Over 2017, we have already held 14 Apimec meetings (Rio de Janeiro, Belo Horizonte, Florianópolis, Curitiba, Santos, Campinas, Porto Alegre, Salvador, Recife, Uberlândia, Ribeirão Preto, Londrina, Goiânia and Fortaleza), with the attendance of 1,386 participants. In June 2017, Itaú Unibanco was recognized as having the “Best Investor Relations program (large cap)” at the IR Magazine Awards - Brazil 2017.

Schedule for 2017

August	01	- Conference Call – 2nd Quarter of 2017
September	26	- APIMEC-SP - São Paulo
	10	- APIMEC-DF - Brasília
October	30	- Earnings release – 3rd Quarter of 2017
	31	- Conference Call – 3rd Quarter of 2017

Share Buyback Program

In the end of May 2017, we terminated a buyback program, since we have already acquired 99.58% of the limit of 50 million non-voting shares. Therefore, in May 2017, our Board of Directors approved a new Share Buyback Program, authorizing the purchase of up to 10 million common shares and 50 million non-voting shares for the period from May 26, 2017 to November 26, 2018.

In the first half of 2017, we acquired 35,382,900 non-voting shares of own issue at the average price of R$36.23 per share¹. In July 2017, we acquired 2,600,000 non-voting shares of own issue in the amount of R$94.7 million.

Month	Amount	Average Price
Jan - Mar/2017	7,976,000	35.83
April/2017	7,461,900	38.14
May/2017	12,960,000	35.56
June/2017	6,985,000	35.90
July/2017	2,600,000	36.43
Jan - Jul/2017	37,982,900	36.25

1 In accordance with the Material Facts disclosed on February 2, 2016 and May 25, 2017, these purchases refer to the buyback program renewed by the Board of Directors, which approved the limit for purchase of up to 10.0 million common shares and 50.0 million non-voting shares of own issue for the periods from February 3, 2016 to August 2, 2017 and from May 26, 2017 to November 26, 2018, respectively. Buyback amounts include settlement and brokerage fees.

Itaú Unibanco Holding S.A.	56

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of Jun 30,2017, on which we issued an unqualified opinion dated July 31, 2017, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six month period ended Jun 30, 2017.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at Jun 30,2017, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, July 31, 2017

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Washington Luiz Pereira Cavalcanti Contador CRC1SP172940/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: (11) 3674-2000, www.pwc.com/br

Itaú Unibanco Holding S.A.	57

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Itaú Unibanco Holding S.A.	58

June 30, 2017

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – January to June 2017

To our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to June 2017 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (app), respectively.

1) OVERVIEW

	June, 30 2017	June, 30 2016
Net Income (R$ billion)	12.1	10.7
Recurring Net Income (R$ billion)	12.3	10.8
Recurring Return on Average Equity - Annualized(1)	21.8%	20.1%
BIS of Prudential Conglomerate	18.4%	18.1%
Total Assets (R$ billion)	1,448.3	1,396.7
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	552.3	573.0
Employees	95,065	96,460
Brazil	81,252	82,213
Abroad	13,813	14,247
Branches and CSB – Client Service Branches (units)	4,955	5,154
Digital Branches	154	115
Branches in Brazil(2)	3,523	3,707
CSB in Brazil	736	794
Branches and CSB in Latin America	542	538
ATM – Automated Teller Machines (units)(3)	46,572	45,523
Activities Abroad (countries)(4)	18	19

(1) Itaú CorpBanca's data were consolidated on 2nd quarter 2016, except Recurring Return on Average Equity - Annualized which considered proforma results of Itaú CorpBanca of the first quarter of 2016.

(2) Includes representative offices of IBBA abroad.

(3) Includes Electronic Service Branches, points of services in third parties’ establishments and Banco24horas ATMs.

(4) Excludes Brazil.

2) ECONOMIC ENVIRONMENT

2.1) Domestic Scenario

In October 2016, BACEN started a cycle of cuts in interest rates and, since then, the Selic rate was reduced to current 10.25% per year from 14.25%. Inflation in the 12-month period, measured by IPCA, reached 3.0% up to June.

According to data from BACEN, loans granted fell 11.4% in actual terms in the 12-month period up to May 2017. Inventory of actual loans fell 6.0% in May, considering the annual comparison, from a decrease of 6.6% in the same period of 2016. In the same comparison, the inventory of credit as a proportion of GDP fell to 47.9% in 2017 from 51.8% in 2016. The default rate increased 0.4% over the last 12 months and is now 4.1%.

In the end of the first half of 2017, the Brazilian real was priced at R$3.31 against the U.S. dollar, compared to R$3.26 in the end of 2016 and R$3.21 at the end of June 2016. The short position in BACEN foreign exchange swaps is US$28 billion. On the other hand, the volume of foreign exchange reserves closed May 2017 at US$377.7 billion.

2.2) Latin America Scenario (ex-Brazil)

In Latin America, commodities-exporting countries continue to grow less as compared with the previous decade. The downturn in the economic activity and reduced fiscal revenues in connection with lower prices of commodities give rise to fiscal issues, causing governments to cut costs or raise taxes to preserve sovereign ratings. As inflation pressure has relented, however, some countries are finding ways to conduct a more expansionist monetary policy.

More recently, some economies, such as Argentina, Paraguay, and Uruguay, have showed signs of economic recovery. In Chile and Colombia, on the other hand, the economic activity continues to disappoint. The growth in Latin America in 12 months, at the end of the first quarter of 2017, was commanded by Paraguay (6.6%) and Uruguay (4.3%). Chile, Colombia, Peru, Mexico, and Argentina grew 0.1%, 1.1%, 2.1%, 2.8%, and 0.3%, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	60

2.3) International Scenario

The U.S. economy grew 1.6% in 2016, with indicators in this first half of 2017 pointing to this growth speeding up to approximately 2.3% in 2017. Job creation has recently continued on a strong pace, and unemployment rate fell to 4.3% in May 2017 from 4.9% in December 2016.

In the Euro Zone, the recovery of the economic activity has become more robust, boosted by domestic demand and a more accomodative policy adopted by the European Central Bank. The 12-month growth in the first quarter of 2017 was 1.9%.

China grew 6.9% in the first quarter of 2017, above the rate recorded in 2016. China’s economy has shown signs of slowdown, nevertheless, as a result of more restrictive economic policies.

3) HIGHLIGHTS

Earnings Release Anticipation – After receiving requests from investors and shareholders, in the beginning of July 2017 we informed the market that as from the earnings release for the first half of 2017 we will disclose our results after the closing of the stock markets in Brazil and in the United States, in accordance with the Corporate Events Calendar submitted to B3.

3.1) Strategy

Strategic Frontlines – Seeking excellence and the creation of differentiated value for our shareholders and other audiences, our new CEO has submitted six strategic measures, as follows: (i) increasing even more our focus on clients, a goal we have always pursued and that should be escalated; (ii) speeding up our digital transformation process, increasing productivity of our IT area and spreading out a digital mindset throughout the bank in the upcoming years; (iii) moving forward in the internationalization process, as our challenge is not necessarily to take activities to new countries, but rather to reach, in the countries we are present in, the same management quality and achievements we have in Brazil; (iv) keeping high profitability, which is what allows us to think great; (v) distinguishing ourselves, even more, in people management, so that our processes are increasingly perceived as fair and meritorious; (vi) continuing to make progress in risk management, since this is a core activity of ours, whose success supports our ability to fully dedicate ourselves to other challenges with peace of mind.

Purpose – Over these more than 90 years, we have build up a consistent history of growth. People and scenarios change over time, but our legacy lives on and guides us until today, with integrity, excellence, thinking always ahead, and, moreover, the way we look at people. When we sought deep in our history for the reasons why we exist, we found out that people are at the core of our business and give meaning to our purpose. People are our inspiration to change the world every day.

We are acknowledged by the excellence in our products and services. It is with this objective in mind that we look after our clients, that we create and reinvent ourselves to offer the best experience to people who make us a different bank from all others. To become leaders in a ever-changing scenario, we had to rise to the challenges of the present and the future, always keeping the ethical behavior that has brought us here.

Standing on these pillars, we unveil the greater meaning of our existence: helping people and our country to grow. Our purpose is Empowering people to change. We are People who move people.

Our Purpose: Empowering people to change.

Women’s Empowerment Principles – WEPs – In June 2017, we adhered to the Women’s Empowerment Principles (WEPs) proposed by the U.N. Women and the U.N. Global Compact. This adherence represents our commitment to act for gender equality, one of U.N. Global Compact principles. Further information on WEPs is available on http://www.weprinciples.org/.

Digital – In May 2017, as well as other financial institutions in the domestic and international markets, Itaú Unibanco acquired interest in R3, an innovation company, so as to speed up the development of distributed ledger technology (DLT) and its applications. Accordingly, we participate in a working group, known as Blockchain FEBRABAN, created to unify efforts made by the financial and technology community, which also counts on the presence of regulatory bodies.

Moving forward with a digital model means more convenience for the client and more efficiency for the bank. The highlights of our Digital Strategy are presented below:

•	In the second quarter of 2017, 77% of our transactions were carried out through Internet and mobile. Our digital clients totaled 13.6 million, and 10 million of them are users of our mobile channels.
•	App Itaú Light: lighter and with low data consumption, this app offers intuitive and easy browsing. It was the most downloaded Google Play app in May 2017.
•	App Itaú abreconta (online account opening): over 130,000 accounts opened since this app was launched, allowing clients to open current accounts via mobile phone, without the need to go to a branch.
•	Mobile app evolution: apps with new design and easy browsing for Itaú and Itaú Empresas. In May 2017, Itaú 30 horas was elected the best app by Folha de São Paulo and the “must have” app at Apple Store.
•	Digital branches: we offer differentiated business hours for Personnalité and Uniclass clients. At the end of June 2017, we had 154 digital branches, of which 39 opened since June 2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	61

3.2) Corporate Events

Share Buyback Program – We repurchase shares with the following main purposes: (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and/or (iii) using the shares acquired if business opportunities arise in the future.

In the end of April 2017, we closed a buyback program since we had already acquired 99.6% of the limit of 50 million preferred shares. Therefore, in May 2017, our Board of Directors approved a new Share Buyback Program, authorizing the purchase of up to 10 million common shares and up to 50 million preferred shares in the period from May 26, 2017 to November 26, 2018.

In the first half of 2017, we acquired 35,382,900 preferred shares of own issue in the total amount of R$1.3 billion at the average price of R$36.23 per share1. In July 2017, we acquired 2,600,000 preferred shares of own issue in the amount of R$94.7 million at the average price of R$36.431.

1 These purchases refer to the buyback program renewed by the Board of Directors, which approved the limit for purchase of up to 10.0 million common shares and up to 50.0 million preferred shares of own issue for the periods from February 3, 2016 to August 2, 2017 and from May 26, 2017 to November 26, 2018, respectively, according with the Material Facts disclosed on February 2, 2016 and May 25, 2017. Buyback amounts include settlement and brokerage fees.

Interest on Capital (IOC) – On July 31, 2017, the Board of Directors approved the payment of R$2.2 billion in interest on capital, net of income tax, to be credited on August 25, 2017, based on the shareholding position of August 14, 2017. Up until June 30, 2017, we paid or provided for R$4.9 billion in dividends and interest on capital, net of income tax, a 94.1% increase from the same period of the previous year, reaching a 40% payout in the half year. For further information, see item 4.6 – Stock Market – Dividends and Interest on Capital.

Cancellation of the CEDEAR Program – In June 2017, we cancelled our CEDEAR Program (Argentine Certificates of Deposits), backed by the Company's book-entry preferred shares. The cancellation was approved by the Argentine Comisión Nacional de Valores (CNV) and by CVM, and does not affect the trading of our shares on the São Paulo and New York stock exchanges. There have been no CEDEARs of the bank outstanding on the Argentine stock exchange since December 2016. In view of this cancellation, the contents of the Investor Relations website in Spanish are no longer updated, but will remain available until the end of 2017. We should emphasize that Itaú Unibanco continues to update the Investor Relations websites in Portuguese (www.itau.com.br/relacoes-com-investidores) and in English (www.itau.com.br/investor-relations).

3.3) Acquisitions and Partnerships

XP Investimentos (XP) – In May 2017, we entered into an agreement with XP Controle Participações to initially acquire a minority interest in XP, accounting for 49.9% of total capital stock, of which 30.1% correspond to common shares.

XP business will be run and managed on a fully independent, segregated and self-ruling basis, preserving the same principles and values currently in existence, so that XP continues to operate as an open independent platform, seeking to offer to its clients a wide range of proprietary and third-party products, by competing freely with other brokers and distributors in the capital markets, including those entities part of the Itaú Unibanco conglomerate, without any type of restrictions or barriers.

After meeting certain conditions precedent, including obtaining applicable regulatory approvals, the acquisition will be carried out in phases, as described below:

	Itaú Unibanco’s Interest
Operation phases[1]	Total Capital	Common and preferred shares	Conditions of the Operation

First Acquisition[1]	49.90%	30.1% and 69.8%	Capital contribution of R$600 million. Acquisition of existing shares in the amount of R$5.7 billion. Amount assigned to 100% of XP Holding total capital: ~ R$12 billion (multiple P/E 2018E: 20x)

2020[1]	62.40%	40.0% and 84.9%	Acquisition of 12.5% of total capital based on multiple P/E (19x).

2022[1]	74.90%	49.9% and 100.0%	Acquisition of 12.5% of total capital based on fair market value at the time.

1 Itaú Unibanco: non-controlling shareholder.

As of 2024, XP’s controlling shareholders will hold a put option to sell their remaining interest to Itaú Unibanco, and as of 2033, Itaú Unibanco will be able to exercise a call option to purchase the remaining interest held by XP Controle Participações.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	62

Additionally, at the date the first acquisition is completed, a shareholders’ agreement will be executed and will include, among others, provisions on the rights of Itaú Unibanco as a XP Holding’s minority shareholder, such as the nomination of two out of seven members to the Board of Directors.

This operation is not expected to have any significant impact on the Company’s results in this fiscal year. The impact of the first acquisition is estimated at 0.80% of Itaú Unibanco's Common Equity Tier I fully loaded (in accordance with Basel III rules).

Gestora de Inteligência de Crédito – In June 2017, together with Banco Bradesco, Banco do Brasil, Santander, and Caixa Participações, we entered into an agreement to incorporate Gestora de Inteligência de Crédito S.A., which goal will be to set up a data base aimed at adding, reconciling and managing registration and credit worthiness information of individuals and legal entities, thus providing a more in-depth knowledge of these parties profile, in addition to improving the credit granting, pricing and directing process carried out by the National Financial System players.

This company’s control will be shared, with each financial institution holding 20% of capital stock. The Board of Directors’ members will be nominated by the institutions signatory to the agreement and the Executive Board will be dedicated to the business on an exclusive basis, thus preserving the independent management of the company. The company is expected to be fully operational in 2019.

3.4) Events after June 30, 2017

IRB-BRASIL RESSEGUROS S.A. (IRB) – In July 2017, a secondary public offering of IRB’s common shares (Offering) was carried out and the documents were filed in compliance with CVM requirements for the Offering. As disclosed on July 28, IRB’s share price was R$27.24, and Itaú Seguros sold 9,618,600 shares, equivalent to 3.1% of IRB’s capital stock, and Itaú Vida e Previdência sold 677,400 shares, equivalent to 0.2% of IRB’s capital stock, within the scope of the Offering, totaling R$280,463,040.00 to be accrued by both companies. Therefore, Itaú Vida e Previdência sold its total shareholding interest ownership and Itaú Seguros became the holder of 11.6% of IRB’s capital stock, remaining part of IRB’s controlling group, under the terms of the company’s shareholders’ agreement.

Acknowledged as the leading reinsurance company in the Brazilian market1, in 2016 IRB issued the amount of R$4.2 billion in premiums and recorded net income of R$849.9 million, which accounted for 75% of net income in the domestic reinsurance market in the period. In addition to its importance in Brazil, IRB is among the world’s 50 largest reinsurance companies in terms of premiums issued, in accordance with the ranking disclosed by AM Best in September 2016 (Best’s Special Report – Global Reinsurance).

1 Market share is calculated based on the data disclosed by SUSEP through the formula below: Company’s Premiums/Total Premiums Assigned in Reinsurance by Brazilian insurance companies, according to data from SUSEP. Unless otherwise stated.

Citibank – In July 2017, the General Superintendence of the Administrative Council for Economic Defense (CADE) issued a favorable opinion on Itaú Unibanco’s acquisition of the Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. This opinion will be submitted to the CADE court. Additionally, certain approvals from BACEN are still pending.

3.5) Reference Form

In May 2017, we filed with CVM the 2016 Reference Form, which includes a number of information on the Company, such as its economic-financial position, risk factors, management structure, capital structure, financial data, and securities issued, among others.

To access the Reference Form, visit the website https://www.itau.com.br/investor-relations > Financial Information > CVM Filings.

4. PERFORMANCE

4.1) Result and Returns

In R$ billion	Jan to Jun/2017	Jan to Jun/2016	Change (%)(1)
Income from financial operations before loan losses	33.1	40.3	(18.0)
Expenses for allowance for loan losses	(10.5)	(13.3)	(21.3)
Income from recovery of credits written off as loss	1.9	1.8	5.7
Banking service fees and income from bank charges	17.3	16.1	7.3
Result from insurance, pension plan and capitalization operations	1.7	2.2	(21.9)
Personnel, other administrative and operating expenses	(23.9)	(22.2)	7.7
Tax expenses	(3.4)	(4.3)	(19.9)
Equity in earnings of affiliates and Other operating revenues(2)	0.7	0.7	(1.2)
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Management Members	(4.8)	(10.7)	(55.1)
Net income	12.1	10.7	12.7
Recurring net income(3)	12.3	10.8	14.2
Dividends and interest on capital (net of taxes)	4.9	2.5	94.1
Recurring return on average equity - annualized(4)	21.8%	20.1%	170 bps
Recurring return on average assets - annualized(4)	1.8%	1.5%	30 bps

(1) Change is calculated based on actual figures in thousands

(2) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(3) Excludes the non-recurring effects of each period.

(4) Itaú CorpBanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized and Recurring return on average assets - annualized, which considered proforma results of Itaú CorpBanca of the first quarter of 2016.

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Each of the following factors has contributed to the composition of net income from January to June 2017:

Income from financial operations before loan losses: the 18.0% decrease in income from financial operations before loan losses from the same period of the previous year was mainly driven by the tax effects of the hedge of foreign investments1. Excluding these tax effects, there would have been a 4.6% increase. The impact of the same reclassification in the income tax and social contribution on net income (CSLL) line would cause a 49.7% rise from the same period of the previous year.

1 The Brazilian tax legislation provides for that exchange gains and losses on foreign investments are not subject to taxation (PIS/COFINS/IR/CSLL). On the other hand, gains and losses on financial instruments used for hedging this asset position are impacted by tax effects. The distinct tax treatment granted to such foreign exchange differences results in volatility of gain (loss) from operations and tax (PIS/COFINS) and income tax (income tax/social contribution on net income) expense accounts.

Expenses for allowance for loan and lease losses: a 21.3% decrease from the same period of the previous year, mainly due to the decrease in the balance of Non Performing Loans over 90 days.

Banking service fees and income from banking charges: a 7.3% increase from the same period of the previous year, due to a higher income from fund management, service packages and credit cards.

Personnel, and other administrative and operating expenses: a 7.7% increase from the same period of the previous year, as a result of higher expenses on fix compensation, sale of credit cards, and data processing and telecommunications.

4.2) Asset Data

In R$ billion	June 30, 2017	June 30, 2016	Change (%)(1)
Total assets	1,448.3	1,396.7	3.7
Loan Portfolio with endorsements, sureties and private securities	587.3	608.6	(3.5)
Loan portfolio with endorsements and sureties	552.3	573.0	(3.6)
Corporate – Private securities	35.0	35.6	(1.7)
Allowance for Loan Losses	(37.4)	(38.5)	(2.7)
Loan Portfolio/Funding(2)	73.9%	76.2%	-230	bps
Total High-Quality Liquid Assets(3)(4)	185.3	177.5	3.0
Liquidity Coverage Ratio (LCR)(4)	201.7%	190.2%	1150	bps
Permanent Assets	26.3	27.2	(3.1)
Fixed Asset Ratio	24.0%	24.4%	-40	bps
Latin America Assets	180.1	177.7	1.4
Liabilities(5)	1,330.0	1,286.1	3.4
Subordinated debt	52.1	60.3	(13.6)
Stockholders’ equity	118.4	110.6	7.0

(1) Change is calculated based on actual figures.

(2) The loan portfolio does not include sureties and endorsements.

(3) Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(4) Amounts for the 2nd quarter of 2017. LCR started to be disclosed since the 2nd quarter of 2016.

(5) Correspond to the Total Liabilities less the Stockholders Equity.

Total consolidated assets reached R$1.4 trillion at the end of June 2017, a 3.7% increase from the same period in 2016. Of this total, R$180.1 billion are related to our operations in Latin America (Note 20), which include Itaú CorpBanca, that is consolidated in our financial statements since the second quarter of 2016.

4.2.1) Loan Portfolio

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on the origination of products with lower risks and more guarantees and on the internationalization of the bank’s operations.

On June 30, 2017, our loan portfolio, including endorsements and sureties, reached R$552.3 billion, a 3.6% decrease from June 30, 2016. If we also included the credit risks associated with private securities, this decrease would reach 3.5%.

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On June 30, 2017 and 2016, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Brazil – Individuals

 Credit Cards (Itaucard, Hipercard, Credicard and partnerships)

We are the leading bank in the credit card industry in Brazil in terms of transacted volume1.

On June 30, 2017, this portfolio reached R$56.4 billion, a 3.5% increase from the same period of the previous year.

The transacted amount in purchases using credit cards was R$133.8 billion from January to June 2017, which represented a 8.5% increase from the same period of the previous year.

In the debit card segment, which includes only current account holders, we have 25.7 million accounts. The volume of debit card transactions amounted to R$48.2 billion from January to June 2017, a 11.7% increase from the same period of 2016.

According to the Announcement to the Market disclosed on March 8, 2017, we have adjusted to the new rules for financing the debt balance of credit card bills, as provided for by CMN Resolution No. 4,549, and we started to apply credit card revolving interest rates similar to the current rates adopted for installment credit, thus reducing the revolving rate by 400 basis points per month on average.

1 Source: Itaú Unibanco and ABECS (Brazilian Association of Credit Card Companies and Services) – data from January to March 2017.

 Payroll Loans

We are the leading bank in the payroll loan segment among Brazilian private banks1.

The payroll loan portfolio totaled R$44.8 billion (39% in our branch network and 61% in other trading channels), a 3.7% decrease from June 30, 2016.

Noteworthy were the portfolios of retirees and pensioners from the INSS, which grew 2.7% from June 2016.

1 Source: Central Bank of Brazil and Financial Statements of Itaú Unibanco and Competitors – data from March 2017.

 Mortgage Loans

We are the leading bank among Brazilian private banks in mortgage loans to both individuals and companies, with the use of savings funds (SBPE, the Brazilian savings and loans system)1.

Our offering is made by a network of branches, development companies, and real estate agencies. Our mortgage loan portfolio totaled R$38.3 billion, a 5.4% increase in 12 months, accounting for the third largest balance of our loans to individuals in Brazil in June 2017.

The ratio of the loan amount to the value of property was approximately 40.9% from January to June 2017.

In the six first months of the year, we granted approximately 10.8 thousand loans to borrowers in the amount of R$3.3 billion, with a 20.2% market share. For companies, our loans granted generated 2.4 thousand new units in the amount of R$550.0 million.

1 Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from June 2017.

 Personal Loans

In June 2017, our personal loan portfolio totaled R$25.9 billion, a 9.9% decrease from the same period of the previous year.

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 Vehicles

Our vehicles portfolio totaled R$14.1 billion. From January to June 2017, the financial volume of loans granted increased 6.5% from the same period of the previous year, and reached R$4.6 billion. The average financing period was 40 months, and 46% of the volume were financed with a period of up to 36 months.

The average portfolio ratio of the loan amount to the vehicle value was 67.7% in June 2017, continuing a downward trend.

The iCarros portal has on average 16 million hits a month, of which over 60% originated from mobile apps or browsers. At the portal, it is possible to get online loan pre-approval in up to two minutes.

Brazil – Companies

 Large Companies

On June 30, 2017, our portfolio of loans to large companies reached R$175.4 billion, down 7.1% compared to the same period of the previous year.

We are in the leading position in derivatives at B3 in financial volume and number of agreements1. We focus on operations that hedge our clients’ exposure to foreign currencies, interest rates and commodities.

1 Source: Itaú Unibanco and CETIP (B3) - data from June 2017.

 Very Small, Small and Middle-Market Companies

On June 30, 2017, the balance of this loan portfolio was R$59.8 billion, a 4.0% decrease from the same period of the previous year.

 Latin America

On June 30, 2017, our portfolio of loans to Latin America reached R$137.7 billion. Loans to individuals and companies accounted for 33.4% and 66.6% of total portfolio, respectively.

Chile has the largest volume of loans, accounting for 65.6% of our portfolio in Latin America, followed by Colombia, with 19.3%, and Argentina, with 4.9%. Loans operations in Uruguay and Paraguay accounted for 5.2% and 4.3% of this portfolio, respectively.

Delinquency Ratios

Our strategy to mitigate the risk associated with credit granting, which started in 2012, has impacted the default ratio, mainly due to the change to a more conservative profile of our portfolio:

•	total delinquency rate (loans overdue for over 90 days) reached 3.2% on June 30, 2017, a decrease of 40 basis points from June 30, 2016;
•	in the individuals portfolio, this rate was 4.6% at the end of June 2017, a decrease of 50 basis points from the same period of the previous year; and
•	in the companies portfolio, it reached 1.9% at the end of June 2017, down 40 basis points from June 30, 2016.

NPL Over 90 days

The balance of provisions above the minimum required by BACEN reached R$10.7 billion1 on June 30, 2017. The coverage ratio of the portfolio with loans overdue 90 days was 243% in June 2017, up 2,800 basis points from the same period in the previous year.

1 Additional allowance including Provision for Financial Guarantees Provided

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4.2.2) Funding

Free, raised and managed own assets amounted to R$2.3 trillion on June 30, 2017, up 11.2% from the same period of the previous year.

Demand deposits added to savings deposits increased 6.3% from the same period of the previous year. On June 30, 2017, the loan portfolio to funding ratio was 73.9%.

In R$ billion	June 30, 2017	June 30, 2016	Change (%)(1)
Demand Deposits	64.0	58.8	8.9
Savings	109.5	104.5	4.8
Time Deposits	176.1	139.4	26.3
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	89.8	144.4	(37.8)
Funds from Bills (2) and Structured Operations Certificates	66.4	51.9	27.8
Total - Funding from Account Holders and Institutional Clients(3)	505.8	499.0	1.4
Free, Raised and Managed Assets	2,258.4	2,030.5	11.2

(1) Change is calculated based on actual figures.

(2) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.

(3) Funds from Institutional Clients totaled R$ 27,550 million, which corresponds to 5.4% of the total raised with Account Holders and Institutional Clients.

4.3) Insurance Operations & Services

We permanently seek to implement and focus on offering new products and services that add value to our clients and diversify our sources of income, providing for higher non-loan credit revenues that primarily arise from the provision of mass-market products and services related to insurance, pension plan and capitalization. We believe that this business model creates opportunities to improve our relationship with clients and, with the share of products less impacted by economic cycles, contributes to the lower volatility of our results.

We present below the main services offered, highlighting the performance from January to June 2017.

Insurance1

We continue to concentrate efforts on distribution through our own channels and expanding the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to Itaú Unibanco clients. In June 2017 we held 3.5 million insurance policies with partners that had been acquired by clients through our channels.

Net income posted a 6.8% decrease from January to June 2017 from the same period of the previous year, driven by lower managerial financial margin and earned premiums partially offset by lower retained claims and selling expenses.

Loss ratio was 25.6% from January to June 2017, a 300 basis-point decrease from the same period of the previous year, mainly driven by the sale of group life insurance business operation distributed primarily by brokers. The combined ratio in the period was 57.3%, a 910 basis-point decrease from the same period of the previous year. Technical provisions for insurance totaled R$3.5 billion on June 30, 2017.

1 Does not include our interest in Porto Seguro.

Investment Banking

We highlight that, from January to June 2017, our Merger and Acquisition operation provided financial advisory on 17 transactions in Latin America, totaling US$2.9 billion and topping the Dealogic ranking.

In the Equities market, we took part in eight out of thirteen1 Public Offerings held in South America, which totaled US$744.0 million and led us to top the ECM (Equity Capital Market) ranking for the region, according to Dealogic.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$6.3 billion from January to May 2017, asserting leadership in the ANBIMA distribution ranking.

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, United Kingdom and Peru, with a representation office in the latter.

1 Excluding Block Trade and other operations carried out in tax haven jurisdictions.

Cash Management

In the first half of 2017, we made approximately 19 million payments a month, exceeding R$360 billion a month in terms of financial volume. As the main type of receipt service, the Collection product recorded on average 39 million notes settled a month amounting to approximately R$75 billion a month in the same period.

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We put in a great deal of effort over this quarter in completing the development of the New Collection Platform for real time registration of debt collection instruments, which will ensure even more expeditious, flexible and safe business to our clients. This platform started operations on July 10, 2017.

Consortium (Vehicles and Properties)

In June 2017, the balance of installments receivable was R$10.9 billion, with a 1.7% decrease from June 2016. In the same period, we reached 384.8 thousand active quotas, a 4.3% decrease from June 2016. Consortia management fees reached R$310.4 million from January to June 2017.

Custody and Bookkeeping Services

In the custody market, we hold R$1.4 trillion in assets, according to the ANBIMA (Brazilian Financial and Capital Markets Institutions Association) ranking in June 2017, up 17.6% from the same period of the previous year.

We provided services to 206 companies listed on B3, a 60.9% share of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 409 issues in June 2017, a 44.7% market share1.

1 Source: Itaú Unibanco and B3 (June 2017).

 Eletronic Means of Payment

From January to June 2017, we reached 1,910.5 million transactions in debit and credit cards, down 2.1% from the same period of the previous year.

The volume transacted on credit cards was R$122.9 billion from January to June 2017. This amount accounts for 65.4% of total transactions arising from the acquiring business, up 1.3% from the same period of the previous year.

The volume captured in debit cards was R$64.9 billion and accounted for 34.6% of the total volume transacted from January to June 2017, down 0.2% from the same period of the previous year.

We closed the period with 1.3 million equipment units installed, down 21.9% from the same period of the previous year.

Rede has continually invested in loyalty programs to its clients focused on the retail segment by means of a closer operation with the bank, aiming at increasing and preserving the segment profitability, offering a broad portfolio of innovative products and solutions by Rede and the bank to retailers.

4.4) Investment Management

Asset Management

In June 2017, we reached R$580.4 billion1 in assets under management, according to the ANBIMA management ranking, accounting for 15.3% of the market. We posted a 13.9% growth in assets under management from the same period of the previous year.

In June 2017, Fitch Ratings reaffirmed the investment management quality rating for Itaú Asset Management (IAM) as “Excellent”. The rating outlook remains stable.

IAM’s “Excellent” rate reflects Fitch’s opinion that the manager has highly strong operating capacity and characteristics to support the investment strategies offered.

This rating takes into account the well-established and disciplined investment process, the robust revenue generation and the high quality of IAM’s executive team. This assessment also reflects strict risk and compliance policies, large investments in technology and controls, a broad and diversified client base and various distribution channels.

Kinea, the alternative investments management company controlled by Itaú Unibanco, held R$20.7 billion in managed assets in June 2017.

1 Includes Itaú Unibanco and Intrag.

Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves our clients in offices in eight cities in Brazil, and also in our offices located in Zurich, Miami, New York, Santiago, Asuncion, and Nassau.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, in which products are offered in synergy through the bank’s diversified channels, such as retail (branch network) and wholesale channels. Product innovation has been playing a significant role in the sustainable growth of our pension plan operations in the individuals segment. For Companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

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In May 2017, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions was 22.9%, whereas individual plans accounted for 23.7%.

Total gross funding from pension plans totaled R$13.2 billion up to June 2017, up 21.9% from the same period of the previous year.

Capitalization

We reached 12.8 million certificates on June 30, 2017. Technical provisions for capitalization reached R$3.2 billion on June 30, 2017, and collection with capitalization certificates reached R$1.5 billion from January to June 2017, up 0.1% from the same period of the previous year.

Sales to clients of Digital Branches accounted for 8.7% of total sales of insurance products to account holders from January to June 2017, a 180 basis-point increase from the same period of the previous year.

4.5) Capital Strength and Liquidity

Capital

We adopt a prospective approach to capital management, which comprises the following phases: (i) identification of material risks and determination of the need of additional capital for these risks; (ii) preparation of a capital planning, both in normal and stress scenarios; (iii) structuring of the capital contingency plan; (iv) internal assessment of capital adequacy; and (v) preparation of managerial reports.

To ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. For further information, see to the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

At the end of June 2017, the BIS ratio reached 18.4%, of which: (i) 15.7% related to Tier I Capital, which comprises Common Equity and Additional Tier I Capital, and (ii) 2.7% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses.

The amount of our subordinated debt, which is part of our Tier II regulatory capital, reached R$19.8 billion on June 30, 2017.

Liquidity

The Liquidity Coverage Ratio (LCR) refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 80% for 2017, and in the second quarter of 2017 the Company’s average ratio was 201.7%.

4.5.1) Credit Risk Ratings by Rating Agencies

Itaú Unibanco is assessed by the main rating agencies: Moody’s, Fitch Ratings and S&P, and, due to the methodology adopted, the Company’s ratings are in line with the ratings attributed to Brazil.

Therefore, as Moody’s review of the Brazilian risk outlook in the end of May 2017 changed from stable to negative, the review of our rating outlooks went the same way.

Additionally, also in May 2017, S&P placed Brazil’s sovereign rating for review to downgrade and, consequently, the Itaú Unibanco’s ratings, accordingly. This means that the agency may carry out a downgrade in the next months.

To learn more about these ratings, please visit our Investor Relations website (www.itau.com.br/investor-relations) at Itaú Unibanco > Market Opinion > Ratings.

4.6) Stock Market

Market Value – on June 30, 2017, we were ranked the second largest company in Brazil in terms of market value (R$239.0 billion) and the first among financial institutions, according to the Bloomberg ranking.

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		R$	%
Shares(1)	June 30, 2017	June 30, 2016	Change
Recurring net income per share(2)	1.90	1.66	14.5
Net income per share(2)	1.85	1.64	12.8
Book value per share(2)	18.22	16.95	7.5
Number of outstanding shares (in millions)	6,498.6	6,522.7	(0.4)
Dividends & Interest on capital, net per share	0.76	0.39	94.7
Price of preferred share (ITUB4)(3)	36.78	27.48	33.8
Price of common share (ITUB3)(3)	32.48	23.52	38.1
Price of preferred share (PN)(3)/Net income per share (annualized)	9.94	8.38	18.6
Price of preferred share (PN)(3)/Stockholders’ equity per share	2.02	1.62	24.5
Average Daily Trading Volume (in millions)	932.09	981.03	(5.0)
B3 Volume (in millions)	454.52	446.51	1.8
NYSE Volume (in millions)	477.57	534.52	(10.7)
Market value (in billions)(4)(5)	239.0	179.3	33.3

(1) For better comparability, outstanding shares were adjusted by the bonus shares of October 2016.

(2) Calculated based on the weighted average of the number of shares.

(3) Based on the average quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$224.7 billion on June 30, 2017 and R$166.3 billion on June 30, 2016, resulting a variation of 35.1%.

Dividends & Interest on Capital (IOC)

We remunerate our shareholders by means of monthly and complementary payments of dividends and interest on capital. In the first half of 2017, we paid or provided for R$4.9 billion in dividends and interest on capital, net of taxes. This amount includes payment of interest on capital approved by the Board of Directors in July 31, 2017, as stated in item “3 - Highlights”.

Dividend Yield (Dividends and Interest on Capital Distributed or Provided for/Average Price in the beginning of the period) It is the ratio of total dividends/interest on capital distributed or provided for to the share price, which indicates the return on investment to stockholders through profit sharing in each period.

Payout (Dividends and Interest on Capital Distributed or Provided for/Recurring Net Income)

1 Dividend Yield refers to dividends and IOC in the period of 12 months.

Relations with the Market

In the first half of 2017, we took part in 14 conferences and 10 road shows in Brazil and abroad. Over 2017, we held 14 Apimec meetings, with the attendance of 1,386 participants. In June 2017, Itaú Unibanco was recognized as having the “Best Investor Relations Program (large cap)” at the IR Magazine Awards - Brazil 2017.

Apimec Meetings

We invite you all to our Apimec meeting to be held in the city of São Paulo on September 26. For further information, please visit our IR website.

Talks will be carried out by members of our Executive Committee and Board of Directors about creation of value, wholesale and retail credit, client satisfaction, digital transformation and issues related to the Board of Directors. The event will be transmitted live on our Investor Relations website www.itau.com.br/investor-relations.

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We also invite all of you to our Apimec meeting in Brasília to be held on October 10. For further details, please visit our IR website.

5) AUDIT COMMITTEE AND FISCAL COUNCIL

Audit Committee – In April 2017, Gustavo Jorge Laboissière Loyola was elected as a new member of the Company’s Audit Committee and designated Chairman of the Committee. The other members, Antonio Francisco de Lima Neto, Diego Fresco Gutierrez, Geraldo Travaglia Filho, Maria Helena dos Santos Fernandes de Santana and Rogério Paulo Calderón Peres were reelected to the Audit Committee.

Fiscal Council – José Caruso Cruz Henriques was nominated to the position of President of the Fiscal Council.

The detailed information are available in our Reference Form, item 3 – Highlights.

6) PEOPLE

We had 95,100 employees at the end of June 2017, including approximately 13,800 in foreign units. The employees’ fixed compensation plus charges and benefits totaled R$7.7 billion in this period, up 13.4% from the same period of the previous year.

On June 6, the 2017 Leaders Meeting was held with the attendance of over 10,000 employees, the core issue being Itaú

Unibanco’s Purpose.

We are the only bank to make up the 10 “Dream Companies to Work for” ranking, derived from the 16th edition of the “Dream Career” survey, which was responded by over 82,000 youngsters and professionals. We also made up the LinkedIn ranking, which elected the top 25 companies that most draw the attention of candidates in the network, and we were the only bank in this list.

7) AWARDS AND RECOGNITION

Bloomberg Financial Services Gender-Equality Index (Bloomberg – January 2017)	Itaú Unibanco was one of 52 companies chosen to make up this Index.

IF Design Award (International Forum Design GmbH – January 2017)	Itaú Unibanco had "Miami Open" as the case awarded in the Communication category.

World's Best Trade Finance Providers (Global Finance – January 2017)	Itaú BBA was recognized as the “Best Trade Finance Provider 2017 in Brazil”.

Empresas Legais (Legally Cool Companies) (Centro de Inteligência Padrão – April 2017)	Itaú Unibanco was recognized as a Legally Cool Company in the Banks category, that is, as a company engaged in settling conflits through dialogue.

Annual ranking of the 50 largest banks of Latin America and the Caribbean (S&P Global Market – April 2017)	Itaú Unibanco was number one in the 2017 edition of the annual ranking of the 50 largest banks of Latin America and the Caribbean.

Melhores Empresas para a Mulher Trabalhar (Best Places for Women to Work) (Great Place to Work – May 2017)	Itaú Unibanco ranked 4th among the Great Companies in the first edition of the "Best Companies for Women to Work" ranking.

XVIII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (XVIII Modern Consumer Award in Excellence in Client Service) (Padrão Group – May 2017)	Itaú Unibanco was the winner in the Banks category.

8) REGULATION

8.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to June 2017, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and the related dates:

•	February 2 - review of tax-accounting bookkeeping;
•	February 6, March 15, May 2 and May 16 – research, technical material and training;
•	March 2 - review of compliance with transfer pricing policies.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	71

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

8.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$39.1 billion, corresponding to 10.0% of total securities and derivative financial instruments held in June 2017.

8.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

9) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of July 31, 2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	72

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Co-Chairmen	Chief Executive Officer
Pedro Moreira Salles	Candido Botelho Bracher
Roberto Egydio Setubal
Director-Generals
Members	Eduardo Mazzilli de Vassimon
Alfredo Egydio Setubal	Márcio de Andrade Schettini
Amos Genish
Fábio Colletti Barbosa
Geraldo José Carbone
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló	Executive Vice-Presidents
Marco Ambrogio Crespi Bonomi	André Sapoznik
Pedro Luiz Bodin de Moraes	Caio Ibrahim David
Ricardo Villela Marino	Claudia Politanski

AUDIT COMMITTEE	Executive Officers
Chairman	Alexsandro Broedel Lopes
Gustavo Jorge Laboissière Loyola	Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron
Members
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Geraldo Travaglia Filho	Officers
Maria Helena dos Santos Fernandes de Santana	Adriano Cabral Volpini
Rogério Paulo Calderón Peres	Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Eduardo Hiroyuki Miyaki
FISCAL COUNCIL	Emerson Macedo Bortoloto
Chairman	Gilberto Frussa
José Caruso Cruz Henriques	José Virgilio Vita Neto
Marcelo Kopel (*)
Matias Granata
Members	Rodrigo Luis Rosa Couto
Alkimar Ribeiro Moura	Sergio Mychkis Goldstein
Carlos Roberto de Albuquerque Sá	Tatiana Grecco

(*) Investor Relations Officer.

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	73

ITAÚ UNIBANCO S.A.

Director-Generals	Officers (continued)
Eduardo Mazzilli de Vassimon	Fernando Julião de Souza Amaral
Márcio de Andrade Schettini	Fernando Mattar Beyruti
Flávio Delfino Júnior
Executive Vice-Presidents	Flavio Ribeiro Iglesias
Alberto Fernandes	Francisco Vieira Cordeiro Neto
André Sapoznik	Gabriel Guedes Pinto Teixeira
Caio Ibrahim David	Gabriela Rodrigues Ferreira
Claudia Politanski	Gilberto Frussa
Ricardo Villela Marino	Gustavo Trovisco Lopes
João Antonio Dantas Bezerra Leite
Executive Officers	João Carlos de Gênova
Alexsandro Broedel Lopes	Jorge Luiz Viegas Ramalho
André Luis Texeira Rodrigues	José de Castro Araújo Rudge Filho
Carlos Eduardo Monico	José Virgilio Vita Neto
Christian George Egan	Laila Regina de Oliveira Pena de Antonio
Fernando Barçante Tostes Malta	Leon Gottlieb
Fernando Marsella Chacon Ruiz	Lineu Carlos Ferraz de Andrade
Flávio Augusto Aguiar de Souza	Livia Martines Chanes
João Marcos Pequeno de Biase	Luís Fernando Staub
Leila Cristiane Barboza Braga de Melo	Luís Tadeu Mantovani Sassi
Luís Eduardo Gross Siqueira Cunha	Luiz Felipe Monteiro Arcuri Trevisan
Luiz Eduardo Loureiro Veloso	Luiz Fernando Butori Reis Santos
Marcos Antônio Vaz de Magalhães	Luiz Severiano Ribeiro
Ricardo Ribeiro Mandacaru Guerra	Marcello Siniscalchi
Wagner Bettini Sanches	Marcelo Kopel
Marcelo Luis Orticelli
Officers	Marcio Luis Domingues da Silva
Adriano Cabral Volpini	Marco Antonio Sudano
Adriano Maciel Pedroti	Mário Lúcio Gurgel Pires
Alessandro Anastasi	Mario Magalhães Carvalho Mesquita
Álvaro Felipe Rizzi Rodrigues	Matias Granata
Ana Lúcia Gomes De Sá Drumond Pardo	Messias dos Santos Esteves
André Carvalho Whyte Gailey	Pedro Barros Barreto Fernandes
André Henrique Caldeira Daré	Ricardo Nuno Delgado Gonçalves
Andréa Matteucci Pinotti	Ricardo Urquijo Lazcano
Angelo Russomanno Fernandes	Roberto Fernando Vicente
Antonio Carlos Barbosa Ortiz	Roberto Teixeira de Camargo
Atilio Luiz Magila Albiero Junior	Rodnei Bernardino de Souza
Badi Maani Shaikhzadeh	Rodrigo Andre Leiras Carneiro
Carlos Henrique Donegá Aidar	Rodrigo Jorge Dantas de Oliveira
Carlos Orestes Vanzo	Rodrigo Luís Rosa Couto
Cesar Ming Pereira da Silva	Rodrigo Rodrigues Baia
Cesar Padovan	Sergio Guillinet Fajerman
Cícero Marcus de Araújo	Sergio Mychkis Goldstein
Cintia Carbonieri Fleury de Camargo	Tatiana Grecco
Claudio César Sanches	Thales Ferreira Silva
Cláudio José Coutinho Arromatte	Thiago Luiz Charnet Ellero
Cristiane Magalhães Teixeira Portella	Valéria Aparecida Marretto
Cristiano Guimarães Duarte	Vanessa Lopes Reisner
Cristiano Rogério Cagne
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Hiroyuki Miyaki
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	74

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer
Eduardo Mazzilli de Vassimon

Executive Vice-President
Alberto Fernandes

Executive Officers
Christian George Egan
Luís Eduardo Gross Siqueira Cunha

Officers
Adriano Cabral Volpini
André Carvalho Whyte Gailey
Carlos Henrique Donegá Aidar
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Eduardo Hiroyuki Miyaki
Eric André Altafim
Felipe Weil Wilberg
Flávio Delfino Júnior
Gabriel Guedes Pinto Teixeira
Gilberto Frussa
Marco Antônio Sudano
Roderick Sinclair Greenlees
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Officers
Adriano Cabral Volpini
Carlos Henrique Donegá Aidar
Fernando Barçante Tostes Malta
Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	75

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2017	06/30/2016
Current assets		1,034,263,560	965,355,062
Cash and cash equivalents		22,699,562	21,851,785
Interbank investments	4b and 6	286,781,880	269,770,534
Money market		256,532,891	242,121,454
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,983,076	3,156,647
Interbank deposits		27,265,913	24,492,433
Securities and derivative financial instruments	4c, 4d and 7	279,896,808	248,736,178
Own portfolio		92,097,133	54,982,663
Subject to repurchase commitments		4,664,488	23,404,867
Pledged in guarantee		5,657,884	6,164,237
Securities under resale agreements with free movement		4,158,979	5,245,696
Deposited with the Central Bank		3,857,989	1,344,620
Derivative financial instruments		10,224,870	23,574,340
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	155,598,087	129,559,984
Assets guaranteeing technical provisions – other securities	11b	3,637,378	4,459,771
Interbank accounts		92,882,755	72,940,944
Pending settlement		4,087,303	4,062,435
Central Bank deposits		88,607,045	68,698,374
National Housing System (SFH)		6,399	3,856
Correspondents		34,783	45,751
Interbank onlending		147,225	130,528
Interbranch accounts		49,322	104,458
Loan, lease and other credit operations	8	232,872,402	243,953,215
Operations with credit granting characteristics	4e	248,946,296	263,326,797
(Allowance for loan losses)	4f	(16,073,894)	(19,373,582)
Other receivables		116,760,033	105,341,736
Foreign exchange portfolio	9	43,789,110	36,724,869
Income receivable		2,685,533	2,412,411
Transactions with credit card issuers	4e	24,918,815	23,583,911
Receivables from insurance and reinsurance operations	4m I and 11b	1,210,884	1,334,206
Negotiation and intermediation of securities		6,735,979	9,946,086
Deferred tax assets	14b I	25,663,704	17,495,973
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	1,443,353	2,163,426
Sundry	13a	10,312,655	11,680,854
Other assets	4g	2,320,798	2,656,212
Assets held for sale		981,544	724,147
(Valuation allowance)		(382,953)	(138,875)
Unearned reinsurance premiums	4m I	15,117	16,325
Prepaid expenses	4g and 13b	1,707,090	2,054,615
Long term receivables		387,741,773	404,215,507
Interbank investments	4b and 6	1,550,712	1,128,121
Money market		103,479	221,220
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	40,691
Interbank deposits		1,447,233	866,210
Securities and derivative financial instruments	4c, 4d and 7	109,696,361	109,530,454
Own portfolio		65,773,971	65,997,031
Subject to repurchase commitments		5,276,261	1,886,127
Pledged in guarantee		7,150,657	5,006,425
Securities under resale agreements with free movement		14,848,615	14,482,948
Deposited with the Central Bank		-	2,014,588
Derivative financial instruments		8,834,093	13,636,372
Assets guaranteeing technical provisions – other securities	11b	7,812,764	6,506,963
Interbank accounts - National Housing System (SFH)		4,661	580,262
Loan, lease and other credit operations	8	211,469,562	216,414,891
Operations with credit granting characteristics	4e	230,928,600	234,631,798
(Allowance for loan losses)	4f	(19,459,038)	(18,216,907)
Other receivables		64,501,141	75,739,655
Foreign exchange portfolio	9	17,082,571	19,802,064
Receivables from insurance and reinsurance operations	4m I and 11b	10,363	15,231
Deferred tax assets	14b I	27,492,026	37,651,501
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	12,058,756	10,854,093
Sundry	13a	7,857,425	7,416,766
Other assets - Prepaid expenses	4g and 13b	519,336	822,124
Permanent assets		26,329,890	27,164,707
Investments	4h, 15a Il and III	5,025,152	4,725,245
Investments in affiliates and jointly controlled entities		4,498,937	4,227,708
Other investments		735,065	706,391
(Allowance for losses)		(208,850)	(208,854)
Real estate in use	4i and 15b l	6,512,631	6,789,767
Real estate in use		4,276,598	4,285,439
Other fixed assets		12,634,230	12,144,802
(Accumulated depreciation)		(10,398,197)	(9,640,474)
Goodwill	4j and 15b ll	1,296,024	1,479,068
Intangible assets	4k and 15b lll	13,496,083	14,170,627
Acquisition of rights to credit payroll		1,004,035	1,045,952
Other intangible assets		18,078,917	17,049,750
(Accumulated amortization)		(5,586,869)	(3,925,075)
Total assets		1,448,335,223	1,396,735,276

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	76

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

 (In thousands of Reais)

Liabilities	Note	06/30/2017	06/30/2016
Current liabilities		766,145,395	712,394,393
Deposits	4b and 10b	250,728,184	248,040,166
Demand deposits		63,988,668	58,763,238
Savings deposits		109,517,027	104,479,486
Interbank deposits		2,453,451	6,138,776
Time deposits		74,766,918	78,658,666
Other deposits		2,120	-
Deposits received under securities repurchase agreements	4b and 10c	250,431,555	198,719,520
Own portfolio		53,042,847	56,910,444
Third-party portfolio		182,994,666	125,981,308
Free portfolio		14,394,042	15,827,768
Funds from acceptances and issuance of securities	4b and 10d	47,673,595	24,769,276
Real estate, mortgage, credit and similar notes		31,649,889	18,472,826
Foreign borrowing through securities		15,406,585	4,295,808
Structured operations certificates		617,121	2,000,642
Interbank accounts		5,276,754	5,206,237
Pending settlement		3,414,056	3,447,091
Correspondents		1,862,698	1,759,146
Interbranch accounts		5,980,393	5,861,167
Third-party funds in transit		5,966,688	5,838,147
Internal transfer of funds		13,705	23,020
Borrowing and onlending	4b and 10e	41,733,361	52,658,696
Borrowing		32,774,406	41,611,831
Onlending		8,958,955	11,046,865
Derivative financial instruments	4d and 7g	8,288,681	18,186,232
Technical provision for insurance, pension plan and capitalization	4m II and 11a	3,443,876	6,536,562
Other liabilities		152,588,996	152,416,537
Collection and payment of taxes and contributions		3,978,817	3,943,596
Foreign exchange portfolio	9	44,416,348	38,888,135
Social and statutory	16b II	4,376,639	3,778,894
Tax and social security contributions	4n, 4o and 14c	5,195,177	8,881,788
Negotiation and intermediation of securities		6,550,095	13,321,622
Credit card operations	4e	54,904,760	51,691,686
Subordinated debt	10f	11,848,641	10,723,205
Provisions for contingent liabilities	12b	4,417,473	4,010,294
Sundry	13c	16,901,046	17,177,317
Long term liabilities		549,825,905	558,728,961
Deposits	4b and 10b	101,599,208	60,992,145
Interbank deposits		232,940	228,369
Time deposits		101,366,268	60,763,776
Deposits received under securities repurchase agreements	4b and 10c	88,691,431	154,942,662
Own portfolio		46,892,335	111,565,587
Free portfolio		41,799,096	43,377,075
Funds from acceptances and issuance of securities	4b and 10d	60,402,532	59,460,372
Real estate, mortgage, credit and similar notes		30,518,385	28,929,838
Foreign borrowing through securities		26,282,543	28,007,803
Structured Operations Certificates		3,601,604	2,522,731
Borrowing and onlending	4b and 10e	27,796,898	32,602,408
Borrowing		9,562,626	10,700,078
Onlending		18,234,272	21,902,330
Derivative financial instruments	4d and 7g	12,438,355	16,319,864
Technical provision for insurance, pension plan and capitalization	4m II and 11a	166,303,539	137,520,420
Other liabilities		92,593,942	96,891,090
Foreign exchange portfolio	9	17,055,453	19,257,329
Tax and social security contributions	4n, 4o and 14c	17,081,720	12,079,946
Subordinated debt	10f	40,255,569	49,558,877
Provisions for contingent liabilities	12b	12,236,521	11,342,567
Sundry	13c	5,964,679	4,652,371
Deferred income	4q	2,180,916	1,724,293
Non-controlling interests	16f	11,803,551	13,300,944
Stockholders' equity	16	118,379,456	110,586,685
Capital		97,148,000	85,148,000
Capital reserves		1,352,881	1,329,803
Revenue reserves		25,613,491	27,967,269
Asset valuation adjustment	4c, 4d and 16e	(3,163,851)	(2,411,741)
(Treasury shares)		(2,571,065)	(1,446,646)
Total liabilities and stockholders' equity		1,448,335,223	1,396,735,276

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	77

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Income related to financial operations		79,029,038	74,364,059
Loan, lease and other credit operations		38,047,421	37,900,943
Securities and derivative financial instruments		28,440,838	23,191,269
Financial income related to insurance, pension plan and capitalization operations	11c	8,181,962	9,468,192
Foreign exchange operations		529,889	587,999
Compulsory deposits		3,828,928	3,215,656
Expenses related to financial operations		(45,940,928)	(34,017,276)
Money market		(35,157,612)	(32,511,398)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(7,845,060)	(8,998,454)
Borrowing and onlending	10e	(2,938,256)	7,492,576
Income related to financial operations before loan and losses		33,088,110	40,346,783
Result of allowance for loan losses	8	(8,581,656)	(11,515,316)
Expenses for allowance for loan losses		(10,485,647)	(13,316,456)
Income related to recovery of credits written off as loss		1,903,991	1,801,140
Gross income related to financial operations		24,506,454	28,831,467
Other operating revenues (expenses)		(7,474,230)	(7,483,090)
Banking service fees	13d	11,552,022	10,976,384
Income related to bank charges	13e	5,744,511	5,150,011
Result from insurance, pension plan and capitalization operations	11c	1,715,799	2,198,133
Personnel expenses	13f	(10,781,694)	(9,874,852)
Other administrative expenses	13g	(8,928,605)	(8,664,371)
Tax expenses	4p and 14a II	(3,432,328)	(4,282,481)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	288,446	270,226
Other operating revenues	13h	546,588	383,804
Other operating expenses	13i	(4,178,969)	(3,639,944)
Operating income		17,032,224	21,348,377
Non-operating income		(178,498)	10,806
Income before taxes on income and profit sharing		16,853,726	21,359,183
Income tax and social contribution	4p and 14a I	(4,529,382)	(10,400,363)
Due on operations for the period		(3,321,420)	(1,930,494)
Related to temporary differences		(1,207,962)	(8,469,869)
Profit sharing – Management Members - Statutory		(97,885)	(98,500)
Non-controlling interests	16f	(160,004)	(158,218)
Net income		12,066,455	10,702,102
Weighted average of the number of outstanding shares	16a	6,510,663,755	6,518,802,076
Net income per share – R$		1.85	1.64
Book value per share - R$ (outstanding at 06/30)		18.22	16.95

Supplementary information

Exclusion of non recurring effects	2a and 22k	278,090	107,697
Net income without non recurring effects		12,344,545	10,809,799
Net income per share – R$		1.90	1.66

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	78

ITAU UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Adjusted net income		37,481,870	52,545,013
Net income		12,066,455	10,702,102
Adjustments to net income:		25,415,416	41,842,911
Granted options recognized and share-based payment – variable compensation		(212,827)	(173,808)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	2,662,220	(2,841,611)
Effects of changes in exchange rates on cash and cash equivalents		866,175	17,617,165
Allowance for loan losses	8c	10,485,647	13,316,456
Interest and foreign exchange expenses related to operations with subordinated debt		2,697,701	(2,769,773)
Financial expenses on technical provisions for pension plan and capitalization		7,845,060	8,998,454
Depreciation and amortization	15b	1,862,665	1,053,464
Interest expenses related to provision for contingent and legal liabilities	12b	761,599	843,081
Provision for contingent and legal liabilities	12b	1,719,069	1,718,810
Interest income related to escrow deposits	12b	(174,206)	(188,134)
Deferred taxes (excluding hedge tax effects)		2,429,601	899,123
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll and II	(288,446)	(270,226)
Interest and foreign exchange income related to available-for-sale securities		(4,576,904)	1,685,433
Interest and foreign exchange income related to held-to-maturity securities		(717,473)	924,564
(Gain) loss on sale of available-for-sale financial assets	7i	(257,189)	403,850
(Gain) loss on sale of investments		1,297	(13,390)
(Gain) loss on sale of foreclosed assets		237,593	52,077
(Gain) loss on sale of fixed assets		(5,807)	8,765
Non-controlling interests		160,004	158,218
Other		(80,363)	420,393
Change in assets and liabilities		(54,879,509)	(24,166,259)
(Increase) decrease in assets		(64,605,550)	53,969,609
Interbank investments		(34,755,296)	15,916,995
Securities and derivative financial instruments (assets / liabilities)		(20,099,579)	(2,174,872)
Compulsory deposits with the Central Bank of Brazil		(2,906,583)	(2,142,375)
Interbank and interbranch accounts (assets / liabilities)		1,306,047	(75,023)
Loan, lease and other credit operations		(1,361,167)	42,119,486
Other receivables and other assets		(2,981,580)	(1,600,366)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(3,807,392)	1,925,764
(Decrease) increase in liabilities		9,726,042	(78,135,868)
Deposits		22,913,398	(51,925,209)
Deposits received under securities repurchase agreements		(26,914,851)	(1,344,148)
Funds for issuance of securities		14,365,285	(3,522,000)
Borrowing and onlending		(6,083,672)	(25,738,745)
Credit card operations (assets / liabilities)		(2,642,113)	(2,711,859)
Technical provision for insurance, pension plan and capitalization		5,347,124	3,039,238
Collection and payment of taxes and contributions		3,701,259	3,704,555
Other liabilities		1,882,496	4,753,447
Deferred income		134,973	(274,431)
Payment of income tax and social contribution		(2,977,857)	(4,116,716)
Net cash provided by (used in) operating activities		(17,397,639)	28,378,754
Interest on capital / dividends received from affiliated companies		337,485	162,222
Funds received from sale of available-for-sale securities		11,449,005	11,880,901
Funds received from redemption of held-to-maturity securities		2,216,099	1,796,993
Disposal of assets not for own use		(68,805)	149,389
Disposal of investments		(1,223)	15,189
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	2c	-	5,869,160
Cash and cash equivalents, net assets and liabilities from Recovery acquisition	2c	-	(713,914)
Sale of fixed assets		28,767	8,119
Termination of intangible asset agreements		18,329	5,267
Purchase of available-for-sale securities		(6,715,709)	(10,368,861)
Purchase of held-to-maturity securities		(95,580)	(1,221,020)
Purchase of investments	2c	(1,302)	(508,576)
Disposal (Purchase) of fixed assets	15b	(376,785)	5,623
Disposal (Purchase) of intangible assets	15b	(555,472)	44,270
Net cash provided by (used in) investment activities		6,234,809	7,124,762
Decrease in subordinated debt		(8,013,566)	(7,596,476)
Change in non-controlling interests	16f	169,389	(41,438)
Granting of stock options		569,745	403,326
Purchase of treasury shares		(1,282,092)	(200,200)
Dividends and interest on capital paid to non-controlling interests		(150,794)	(90,761)
Dividends and interest on capital paid		(7,567,167)	(5,092,915)
Net cash provided by (used in) financing activities		(16,274,485)	(12,618,464)

Net increase (decrease) in cash and cash equivalents		(27,437,315)	22,885,052

Cash and cash equivalents at the beginning of the period		96,048,488	87,191,559
Effects of changes in exchange rates on cash and cash equivalents		(866,175)	(17,617,165)
Cash and cash equivalents at the end of the period	4a and 5	67,744,998	92,459,446

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	79

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		01/01 to		01/01 to
	Note	06/30/2017		06/30/2016
Income		89,827,804		81,567,881
Financial operations		79,029,038		74,364,059
Banking services		17,296,533		16,126,395
Result from insurance, pension plan and capitalization operations		1,715,799		2,198,133
Result from loan losses	8	(8,581,656)		(11,515,316)
Other		368,090		394,610
Expenses		(50,119,897)		(37,657,220)
Financial operations		(45,940,928)		(34,017,276)
Other		(4,178,969)		(3,639,944)
Inputs purchased from third parties		(7,087,383)		(6,871,238)
Materials, energy and others	13g	(155,800)		(139,623)
Third-party services	13g	(2,056,554)		(2,097,964)
Other		(4,875,029)		(4,633,651)
Data processing and telecommunications	13g	(2,012,074)		(1,915,037)
Advertising, promotions and publication	13g	(507,839)		(435,969)
Installations		(783,808)		(779,945)
Transportation	13g	(166,626)		(198,304)
Security	13g	(363,730)		(358,167)
Travel expenses	13g	(97,228)		(88,389)
Other		(943,724)		(857,840)
Gross added value		32,620,524		37,039,423
Depreciation and amortization	13g	(1,096,681)		(1,093,000)
Net added value produced by the company		31,523,843		35,946,423
Added value received through transfer	15a II and lll	288,446		270,226
Total added value to be distributed		31,812,289		36,216,649
Distribution of added value		31,812,289		36,216,649
Personnel		9,748,891	30.6%	8,992,176	24.8%
Compensation		7,557,502	23.8%	7,096,066	19.6%
Benefits		1,766,701	5.6%	1,485,885	4.1%
FGTS – government severance pay fund		424,688	1.3%	410,225	1.1%
Taxes, fees and contributions		9,092,398	28.6%	15,664,020	43.3%
Federal		8,495,137	26.7%	15,069,224	41.6%
State		1,079	0.0%	9,424	0.0%
Municipal		596,182	1.9%	585,372	1.6%
Return on third parties’ assets - Rent		744,541	2.3%	700,133	1.9%
Return on own assets		12,226,459	38.4%	10,860,320	30.0%
Dividends and interest on capital		2,898,312	9.1%	2,403,362	6.6%
Retained earnings (loss) for the period		9,168,143	28.8%	8,298,740	22.9%
Minority interest in retained earnings		160,004	0.5%	158,218	0.4%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	80

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	06/30/2017	06/30/2016
Current assets		10,677,104	5,330,179
Cash and cash equivalents		587,416	183,322
Interbank investments	4b and 6	4,260,439	1,466,037
Money market		787,370	1,466,037
Interbank deposits		3,473,069	-
Securities and derivative financial instruments	4c, 4d and 7	4,318,328	5,940
Own portfolio		4,313,074	1,426
Pledged in guarantee		5,254	4,514
Other receivables		1,501,279	3,665,757
Income receivable	15a I	2,649	2,189,619
Deferred tax assets	14b I	798,832	871,437
Escrow deposits - Civil, Labor, Tax and Social lawsuits		379	354
Sundry	13a	699,419	604,347
Other assets – prepaid expenses	4g	9,642	9,123
Long term receivables		67,929,291	65,339,884
Interbank investments – interbank deposits	4b and 6	65,542,925	64,081,769
Securities and derivative financial instruments	4c, 4d and 7	1,465	-
Own portfolio		1,465	-
Other receivables		2,384,901	1,258,115
Deferred tax assets	14b I	808,951	253,341
Escrow deposits - Civil, Labor, Tax and Social lawsuits		16,621	17,242
Sundry	13a	1,559,329	987,532
Permanent assets		92,382,896	90,364,359
Investments - Investments in subsidiaries	4h and 15a I	92,382,858	90,364,336
Real estate in use	4i	38	23
Total assets		170,989,291	161,034,422
Liabilities
Current liabilities		15,871,088	9,074,375
Deposits - interbank deposits	4b and 10b	8,292,948	6,532,205
Funds from acceptance and issuance of securities	4b and 10d	3,530,996	-
Derivative Financial Instruments	4d and 7g	1,248,265	18,849
Other liabilities		2,798,879	2,523,321
Social and statutory	16b II	2,540,604	2,053,814
Tax and social security contributions	4n, 4p and 14c	227,323	58,748
Subordinated debt	10f	-	349,545
Provisions for contingent liabilities		89	3,243
Sundry		30,863	57,971
Long term liabilities		34,438,945	38,048,287
Deposits - Interbank deposits	4b and 10b	4,974,201	6,238,092
Funds from acceptance and issuance of securities	4b and 10d	-	3,379,009
Derivative Financial Instruments	4d and 7g	3,072,824	3,148,892
Other liabilities		26,391,920	25,282,294
Tax and social security contributions	4n, 4p and 14c	81,177	122,295
Subordinated debt	10f	26,100,387	24,957,148
Provisions for contingent liabilities		190,277	182,408
Sundry		20,079	20,443
Stockholders' equity	16	120,679,258	113,911,760
Capital		97,148,000	85,148,000
Capital reserves		1,352,881	1,329,803
Revenue reserves		27,263,502	30,892,688
Asset valuation adjustment	4c and 4d	(2,514,060)	(2,012,085)
(Treasury shares)		(2,571,065)	(1,446,646)
Total liabilities and stockholders' equity		170,989,291	161,034,422

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	81

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Income related to financial operations		2,440,859	218,636
Securities and derivative financial instruments		2,440,859	218,636
Expenses related to financial operations		(1,192,501)	1,636,729
Money market	10d	(1,192,501)	1,636,729
Gross income related to financial operations		1,248,358	1,855,365
Other operating revenues (expenses)		8,037,686	5,962,946
Personnel expenses		(82,651)	(74,636)
Other administrative expenses		(41,572)	(34,767)
Tax expenses	14a II	(186,799)	(92,995)
Equity in earnings of subsidiaries	15a I	8,372,223	6,209,983
Other operating revenues (expenses)		(23,515)	(44,639)
Operating income		9,286,044	7,818,311
Non-operating income		15,815	14,180
Income before taxes on income and profit sharing		9,301,859	7,832,491
Income tax and social contribution	4p	1,459,157	1,120,602
Due on operations for the period		66,191	192,711
Related to temporary differences		1,392,966	927,891
Profit sharing – Management Members - Statutory		(17,900)	(14,816)
Net income		10,743,116	8,938,277
Weighted average of the number of outstanding shares	16a	6,510,663,755	6,518,802,076
Net income per share – R$		1.65	1.37
Book value per share - R$ (outstanding at 06/30)		18.57	17.46

Supplementary information

Exclusion of non recurring effects	2a and 22k	278,090	107,697
Net income without non recurring effects		11,021,206	9,045,974
Net income per share – R$		1.69	1.39

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	82

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation	Retained	(Treasury
	Capital	reserves	Revenue reserves	adjustment	earnings	shares)	Total
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Granting of stock options	-	(33,608)	-	-	-	436,934	403,326
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of options recognized	-	(29,345)	-	-	-	-	(29,345)
Share-based payment – variable compensation	-	(144,463)	-	-	-	-	(144,463)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(624,504)	-	-	(624,504)
Remeasurements in liabilities of post-employment benefits	-	-	-	(11,695)	-	-	(11,695)
Net income	-	-	-	-	8,938,277	-	8,938,277
Appropriations:
Legal reserve	-	-	446,914	-	(446,914)	-	-
Statutory reserves	-	-	5,592,173	-	(5,592,173)	-	-
Dividends and interest on capital	-	-	495,828	-	(2,899,190)	-	(2,403,362)
Balance at 06/30/2016	85,148,000	1,329,803	30,892,688	(2,012,085)	-	(1,446,646)	113,911,760
Changes in the period	-	(207,416)	1,167,799	(636,199)	-	2,906,734	3,230,918
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(1,282,092)	(1,282,092)
Granting of stock options	-	(23,635)	-	-	-	593,380	569,745
Granting of options recognized	-	(46,256)	-	-	-	-	(46,256)
Share-based payment – variable compensation	-	(166,571)	-	-	-	-	(166,571)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial guarantees provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	116,553	-	-	116,553
Remeasurements in liabilities of post-employment benefits	-	-	-	(66,856)	-	-	(66,856)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	412,040	-	-	412,040
Net income	-	-	-	-	10,743,116	-	10,743,116
Appropriations:
Legal reserve	-	-	537,156	-	(537,156)	-	-
Statutory reserves	-	-	4,518,418	-	(4,518,418)	-	-
Dividends and interest on capital	-	-	2,568,328	-	(5,466,640)	-	(2,898,312)
Balance at 06/30/2017	97,148,000	1,352,881	27,263,502	(2,514,060)	-	(2,571,065)	120,679,258
Changes in the period	-	(236,462)	2,576,210	461,737	-	(688,712)	2,112,773

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	83

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Adjusted net income		1,911,337	(3,146,158)
Net income		10,743,116	8,938,277
Adjustments to net income:		(8,831,779)	(12,084,435)
Granted options recognized and share-based payment – variable compensation		(212,827)	(173,808)
Interest and foreign exchange expense related to operations with subordinated debt		1,126,933	(4,762,653)
Deferred taxes		(1,392,966)	(927,891)
Equity in earnings of subsidiaries	15a I	(8,372,223)	(6,209,983)
Amortization of goodwill		25,747	39,980
Effects of changes in exchange rates on cash and cash equivalents		(6,450)	(50,089)
Other		7	9
Change in assets and liabilities		(1,761,373)	12,482,300
(Increase) decrease in interbank investments		(4,293,117)	12,003,821
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(3,766,629)	3,482,003
(Increase) decrease in other receivables and other assets		7,266,607	110,342
Increase (decrease) in deposits		155,905	(2,541,377)
(Decrease) increase in other liabilities		(1,163,233)	(595,973)
Payment of income tax and social contribution		39,094	23,484
Net cash provided by (used in) operating activities		149,964	9,336,142
Interest on capital / dividends received		5,225,455	4,160,604
(Purchase) sale of investments		416,806	(12,148,668)
Net cash provided by (used in) investment activities		5,642,261	(7,988,064)
Decrease in subordinated debt		(729,561)	(707,861)
(Decrease) increase in funds for issuance of securities		99,922	(731,439)
Granting of stock options		569,745	403,326
Purchase of treasury shares		(1,282,092)	(200,200)
Dividends and interest on capital paid		(7,567,167)	(5,092,915)
Net cash provided by (used in) financing activities		(8,909,153)	(6,329,089)

Net increase (decrease) in cash and cash equivalents		(3,116,928)	(4,981,011)

Cash and cash equivalents at the beginning of the period		4,485,264	6,580,281
Effects of changes in exchange rates on cash and cash equivalents		6,450	50,089
Cash and cash equivalents at the end of the period	4a and 5	1,374,786	1,649,359

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	84

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Income		3,938,430	1,405,355
Financial operations		2,440,859	218,636
Other		1,497,571	1,186,719
Expenses		(1,218,419)	1,590,593
Financial operations		(1,192,501)	1,636,729
Other		(25,918)	(46,136)
Inputs purchased from third parties		(41,197)	(34,500)
Third-party services		(16,237)	(24,504)
Advertising, promotions and publication		(15,222)	(875)
Expenses for financial system services		(3,324)	(3,037)
Other		(6,414)	(6,084)
Gross added value		2,678,814	2,961,448
Deprecitation and amortization		(25,755)	(39,989)
Net added value produced by the company		2,653,059	2,921,459
Added value received through transfer	15a I	8,372,223	6,209,983
Equity income		8,372,223	6,209,983
Total added value to be distributed		11,025,282	9,131,442
Distribution of added value		11,025,282	9,131,442
Personnel		82,273	81,698
Compensation		80,823	80,188
Benefits		1,266	1,343
FGTS – government severance pay fund		184	167
Taxes, fees and contributions		199,518	111,200
Federal		199,475	111,182
Municipal		43	18
Return on third parties’ assets - rent		375	267
Return on own assets		10,743,116	8,938,277
Dividends and interest on capital		2,898,312	2,403,362
Retained earnings (loss) for the period		7,844,804	6,534,915

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	85

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to June 30, 2017 and 2016

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	86

Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED began presenting a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682, of December 21, 1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4r), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	87

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

					Interest in voting		Interest in total
			Country of		capital at		capital at
		Functional currency	Incorporation	Activity	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A (1)			Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(2)			Brazil	Insurance	99.99%	60.00%	99.99%	60.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.67%	22.25%	23.67%	22.25%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	35.71%	33.58%	35.71%	33.58%

(1) New company name of Banco Itaú BMG Consignado S.A.

(2) New company name of Itaú BMG Seguradora S.A.

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c)	Business development

Gestora de Inteligência de Crédito

On January 21, 2016, o ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A.and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito, located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460,406, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of Itaú BMG Consignado) is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition had not initial accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to the total interest of the parties in Recovery, for R$ 734,755.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is a market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition had not initial accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial recognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’s capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group.

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The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca is controlled as of April 1, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDATED due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 15b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

04/01/2016

Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

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Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED through of its controlled subsidiary, ITB Holding Brasil Participações Ltda., has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for the equivalent of R$ 288.1 million.

The right to acquire such shares set forth in the April 1, 2016 shareholders’ agreement between ITAÚ UNIBANCO HOLDING CONSOLIDATED and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING CONSOLIDATED’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was effected upon the acquisition of 100% of the capital stock of CGB II SpA, the then holder of the shares. All the required regulatory approvals were have been obtained in October of 2016.

The acquisitions had not initial accounting effects the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A.(MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=) Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Rede, increased the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for of R$ 2,000, and now holds 100% of MaxiPago’s capital stock.

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Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
ACPconservation	0%	0.625%	1.25%	1.875%	2.5%
ACPcountercyclical (*)	0%	0%	0%	0%	0%
ACPsystemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustment deductions	40%	60%	80%	100%	100%

(*) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 3.769, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it

Additionally, in March 2015, Circular 3,751, of March 19, 2015, of the BACEN came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3.768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

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Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	06/30/2017	06/30/2016
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	118,379,456	110,586,685
Non-controlling interests	11,745,788	13,241,325
Changes in Subsidiaries´ Interests in Capital Transactions	2,150,240	3,046,280
Consolidated stockholders’ equity (BACEN)	132,275,484	126,874,290
Common Equity Tier I prudential adjustments	(18,459,368)	(15,410,251)
Common Equity Tier I	113,816,116	111,464,039
Additional Tier I Prudential Adjustments	49,446	685,032
Additional Tier I Capital	49,446	685,032
Tier I (Common Equity Tier I + Additional Tier I Capital)	113,865,562	112,149,071
Instruments Eligible to Comprise Tier II	19,722,563	23,488,432
Tier II prudential adjustments	65,928	197,869
Tier II	19,788,491	23,686,301
Reference Equity (Tier I + Tier II)	133,654,053	135,835,372

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 90% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD =portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

Risk exposures	06/30/2017	06/30/2016
Exposure Weighted by Credit Risk (RWACPAD)	642,616,355	690,963,020
a) Per Weighting Factor (FPR):
FPR at 2%	132,955	160,533
FPR at 20%	6,962,653	7,121,222
FPR at 35%	13,114,680	11,396,184
FPR at 50%	43,328,038	47,094,990
FPR at 75%	137,414,645	141,481,929
FPR at 85%	87,749,877	116,582,126
FPR at 100%	301,571,083	314,034,393
FPR at 250%	32,718,795	28,267,445
FPR at 300%	4,407,893	7,967,899
FPR up to 1250%(*)	3,547,039	1,744,447
Derivatives - Changes in the Counterparty Credit Quality	5,999,508	8,858,296
Derivatives – Future potential gain	5,669,189	6,253,556
b) Per Type:	642,616,355	690,963,020
Securities	43,523,940	44,191,232
Loan operations – Retail	109,075,216	113,499,965
Loan operations – Non-retail	237,793,998	254,015,710
Joint Liabilities - Retail	186,221	206,671
Joint Liabilities - Non-Retail	44,901,854	48,712,820
Loan commitments – Retail	28,147,213	27,773,255
Loan commitments – Non-retail	8,977,310	11,009,175
Other exposures	170,010,604	191,554,192

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	06/30/2017(1)	06/30/2016(2)
Market Risk-Weighted Assets (RWAMPAD)	30,499,541	17,709,478
Operations subject to interest rate variation	28,682,155	15,655,797
Fixed rate denominated in reais	4,373,818	3,507,483
Foreign exchange coupons	17,706,589	7,033,063
Price index coupon	6,601,746	5,115,251
Interest rate coupon	3	-
Operations subject to commodity price variation	331,241	510,066
Operations subject to stock price variation	272,856	312,405
Operations subject to risk exposures in gold, foreign currency and
foreign exchange variation	1,213,289	1,231,210
Capital benefit – Internal models	(3,049,954)
Market Risk-Weighted Assets (RWAMINT)	27,449,587
Market risk–weighted assets calculated by internal methodology	22,630,423

(1) Market risk weighted assets calculated based on internal models.

(2) Market risk weighted assets calculated based on standardized models.

At June 30, 2017, RWAMINT totaled R$ 27,450 million, which corresponds to 90% of RWAMPAD, higher than the need for capital verified through internal models, which totaled R$ 22,630 million.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

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	06/30/2017	06/30/2016
Operational Risk-Weighted Assets (RWAOPAD)	54,417,146	43,447,870
Retail	11,252,291	7,989,605
Commercial	24,549,209	23,069,045
Corporate finance	2,581,300	2,946,218
Negotiation and sales	4,135,005	577,407
Payments and settlements	3,667,021	3,419,408
Financial agent services	3,729,326	3,070,052
Asset management	4,487,685	2,374,561
Retail brokerage	15,309	1,574

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Taking into consideration the capital base on June 30, 2017, should the Basel III rules established by the Central Bank of Brazil be applied immediately and fully, the core capital ratio would be 14.5% (14.1% on June 30, 2016, including the use of tax credits), including the merger of Citibank and XP Investimentos and the use of tax credits.

Composition of Referential Equity (PR)	06/30/2017	06/30/2016
Tier I	113,865,562	112,149,071
Common Equity Tier I	113,816,116	111,464,039
Additional Tier I Capital	49,446	685,032
Tier II	19,788,491	23,686,301
Deductions		-
Reference Equity	133,654,053	135,835,372
Minimum Referential Equity Required	67,014,686	74,271,886
Surplus Capital in relation to the Minimum Referential Equity Required	66,639,367	61,563,486
Additional Common Equity Tier I Required (ACPRequired)	10,867,246	4,700,752
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,366,093	1,820,229

The table below shows the Basel and Fixed Asset Ratios:

	06/30/2017	06/30/2016
Basel Ratio	18.4%	18.1%
Tier I	15.7%	14.9%
Common Equity Tier I	15.7%	14.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.7%	3.2%
Fixed Asset Ratio	24.0%	24.4%
Surplus Capital in Relation to Fixed Assets	34,772,638	34,834,406

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f)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	98

•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future periods.

From January 1, 2015, ITAÚ UNIBANCO HOLDING has adopted the option provided in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution No. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution No. 4,534, of November 24, 2016. It is composed of:

(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;
(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and
(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II-	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I- Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability.

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.
Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	101

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution No. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I- Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period:
•	For those with functional currency equal to Real:

a)	Income for the period; Portion related to the subsidiary’s effective income; and

b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II	- Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

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Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2017	06/30/2016
Cash and cash equivalents	22,699,562	21,851,785
Interbank deposits	20,207,861	17,436,990
Securities purchased under agreements to resell – Funded position	24,837,575	53,170,671
Total	67,744,998	92,459,446

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2017	06/30/2016
Cash and cash equivalents	587,416	183,322
Securities purchased under agreements to resell – Funded position	787,370	1,466,037
Total	1,374,786	1,649,359

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Note 6 - Interbank investments

	06/30/2017						06/30/2016
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	199,921,790	56,434,673	176,428	103,479	256,636,370	89.0	242,342,674	89.4
Funded position (*)	25,164,362	18,889,546	176,428	50,718	44,281,054	15.4	78,932,732	29.1
Financed position	171,362,302	8,141,967	-	52,761	179,557,030	62.2	126,134,843	46.5
With free movement	5,657,393	8,141,967	-	-	13,799,360	4.8	13,037,526	4.8
Without free movement	165,704,909	-	-	52,761	165,757,670	57.4	113,097,317	41.7
Short position	3,395,126	29,403,160	-	-	32,798,286	11.4	37,275,099	13.8
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	2,921,543	23,819	37,714	-	2,983,076	1.0	3,197,338	1.2
Interbank deposits	20,656,905	5,612,404	996,604	1,447,233	28,713,146	10.0	25,358,643	9.4
Total	223,500,238	62,070,896	1,210,746	1,550,712	288,332,592	100.0	270,898,655	100.0
% per maturity term	77.6	21.5	0.4	0.5	100.0
Total – 06/30/2016	205,578,467	60,584,602	3,607,465	1,128,121	270,898,655
% per maturity term	75.9	22.4	1.3	0.4	100.0

(*)	Includes R$ 3,574,712 (R$ 8,586,241 at 06/30/2016) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 787,370 (R$ 1,466,037 at 06/30/2016), Interbank deposits with maturity of 181 to 365 days to R$ 3,473,069 and over 365 days amounting to R$ 65,542,925 (R$ 64,081,769 at 06/30/2016).

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Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	06/30/2017											06/30/2016
		Adjustment to market value
		reflected in:
			Stockholders’
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	132,835,746	394,689	505,979	133,736,414	34.4	3,216,346	962,197	1,066,396	12,639,543	21,050,315	94,801,617	108,806,141
Financial treasury bills	34,529,503	8,669	(141)	34,538,031	8.9	-	946,575	-	1,775,774	1,978,892	29,836,790	15,046,783
National treasury bills	28,549,123	73,026	171,752	28,793,901	7.3	2,979,558	-	714,095	9,667,902	6,492,978	8,939,368	19,988,793
National treasury notes	39,833,703	207,943	248,838	40,290,484	10.3	208,692	15,253	19,604	501,868	6,691,256	32,853,811	40,654,712
National treasury/securitization	208,458	(223)	18,285	226,520	0.1	54	360	26	97	228	225,755	232,786
Brazilian external debt bonds	29,714,959	105,274	67,245	29,887,478	7.8	28,042	9	332,671	693,902	5,886,961	22,945,893	32,883,067
Government securities - abroad	23,171,941	177,116	(68,637)	23,280,420	5.9	1,948,355	714,625	2,401,736	4,667,575	6,182,212	7,365,917	16,006,834
Argentina	1,429,353	86,952	-	1,516,305	0.4	1,024,238	62,688	103,631	191,278	10,094	124,376	669,747
Chile	5,976,757	626	3,448	5,980,831	1.5	299,237	3,730	-	563,954	1,333,878	3,780,032	4,172,354
Colombia	3,663,819	88,606	8,886	3,761,311	0.9	60,212	-	217,877	630,476	8,358	2,844,388	4,003,503
Korea	2,954,495	-	1	2,954,496	0.8	-	-	1,005,073	500,369	1,449,054	-	1,672,171
Denmark	2,281,907	-	(1)	2,281,906	0.6	-	-	331,572	1,457,921	492,413	-	1,385,813
Spain	2,940,948	-	-	2,940,948	0.8	357,310	324,970	-	407,883	1,850,785	-	753,221
United States	1,679,803	80	(15,122)	1,664,761	0.4	-	-	344,001	256,463	612,615	451,682	1,655,931
Netherlands	-	-	-	-	0.0	-	-	-	-	-	-	100,090
Mexico	9,372	117	-	9,489	0.0	-	-	-	-	-	9,489	2,565
Paraguay	1,781,296	-	(71,775)	1,709,521	0.4	94,146	268,623	360,252	574,457	406,108	5,935	1,149,687
Uruguay	453,498	710	5,922	460,130	0.1	113,212	54,614	39,330	84,774	18,878	149,322	433,644
Other	693	25	4	722	0.0	-	-	-	-	29	693	8,108
Corporate securities	58,806,124	(162,574)	(724,265)	57,919,285	14.9	5,500,023	1,982,388	3,025,912	4,580,513	7,516,930	35,313,519	66,682,961
Shares	2,554,106	(236,265)	192,613	2,510,454	0.6	2,510,454	-	-	-	-	-	1,775,681
Rural product note	1,519,043	-	7,919	1,526,962	0.4	23,137	157,706	47,525	163,166	155,776	979,652	1,366,340
Bank deposit certificates	1,097,392	514	(77)	1,097,829	0.3	611,931	198,799	205,081	20,185	56,557	5,276	1,200,654
Securitized real estate loans	15,634,446	(1,061)	(19,641)	15,613,744	4.0	4,329	179,019	-	108,983	722,858	14,598,555	17,436,580
Fund quotas	1,345,562	5,547	-	1,351,109	0.3	1,351,109	-	-	-	-	-	1,454,203
Credit rights	20,677	-	-	20,677	0.0	20,677	-	-	-	-	-	-
Fixed income	1,144,590	2,885	-	1,147,475	0.3	1,147,475	-	-	-	-	-	1,318,270
Variable income	180,295	2,662	-	182,957	0.0	182,957	-	-	-	-	-	135,933
Debentures	22,736,469	53,825	(969,900)	21,820,394	5.6	245,324	245,246	662,122	1,054,001	2,800,198	16,813,503	21,781,542
Eurobonds and others	7,150,110	8,359	56,994	7,215,463	1.9	180,215	517,830	786,090	1,519,035	1,930,374	2,281,919	9,194,143
Financial bills	3,707,510	1	(279)	3,707,232	1.0	115,041	372,094	2,917	1,307,988	1,674,007	235,185	10,626,470
Promissory notes	2,155,512	-	9,626	2,165,138	0.6	341,776	104,396	1,081,547	407,155	177,160	53,104	1,083,103
Other	905,974	6,506	(1,520)	910,960	0.2	116,707	207,298	240,630	-	-	346,325	764,245
PGBL / VGBL fund quotas (1)	155,598,087	-	-	155,598,087	39.9	155,598,087	-	-	-	-	-	129,559,984
Subtotal - securities	370,411,898	409,231	(286,923)	370,534,206	95.1	166,262,811	3,659,210	6,494,044	21,887,631	34,749,457	137,481,053	321,055,920
Trading securities	243,033,049	409,231	-	243,442,280	62.5	163,273,377	1,380,716	1,589,514	5,830,431	16,251,609	55,116,633	195,754,668
Available-for-sale securities	88,286,658	-	(286,923)	87,999,735	22.6	2,630,325	1,900,406	4,562,011	7,049,680	15,718,072	56,139,241	84,617,003
Held-to-maturity securities (2)	39,092,191	-	-	39,092,191	10.0	359,109	378,088	342,519	9,007,520	2,779,776	26,225,179	40,684,249
Derivative financial instruments	15,209,597	3,849,366	-	19,058,963	4.9	5,503,712	1,066,179	1,498,565	2,156,414	2,134,892	6,699,201	37,210,712
Total securities and derivative financial instruments (assets)	385,621,495	4,258,597	(286,923)	389,593,169	100.0	171,766,523	4,725,389	7,992,609	24,044,045	36,884,349	144,180,254	358,266,632

Derivative financial instruments (liabilities)	(18,656,954)	(2,070,082)	-	(20,727,036)	100.0	(4,195,008)	(1,062,378)	(1,348,488)	(1,682,807)	(4,194,863)	(8,243,492)	(34,506,096)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded negative adjustment to market value in the amount of R$ 1,267,924 (R$ 129,191 at 06/30/2016), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	106

b) Summary by portfolio

	06/30/2017
		Restricted to
						Derivative	Assets guaranteeing
		Repurchase		Pledged		Financial	technical provisions
	Own portfolio	agreements	Free portfolio	guarantees (*)	Central Bank	instruments	(Note 11b)	Total
Government securities - domestic	93,642,858	4,873,307	18,625,372	4,067,752	3,857,989	-	8,669,136	133,736,414
Financial treasury bills	30,530,564	1,575,044	-	1,727,644	-	-	704,779	34,538,031
National treasury bills	21,712,302	3,152,296	-	71,314	3,857,989	-	-	28,793,901
National treasury notes	30,276,263	145,967	-	1,903,897	-	-	7,964,357	40,290,484
National treasury / Securitization	226,520	-	-	-	-	-	-	226,520
Brazilian external debt bonds	10,897,209	-	18,625,372	364,897	-	-	-	29,887,478
Government securities - abroad	18,110,643	216,313	592	4,952,872	-	-	-	23,280,420
Argentina	1,323,178	166,799	-	26,328	-	-	-	1,516,305
Chile	5,945,866	29,277	-	5,688	-	-	-	5,980,831
Colombia	2,381,371	-	592	1,379,348	-	-	-	3,761,311
Korea	1,947,730	-	-	1,006,766	-	-	-	2,954,496
Denmark	916,673	-	-	1,365,233	-	-	-	2,281,906
Spain	2,051,080	-	-	889,868	-	-	-	2,940,948
United States	1,391,881	-	-	272,880	-	-	-	1,664,761
Mexico	9,489	-	-	-	-	-	-	9,489
Paraguay	1,683,752	20,237	-	5,532	-	-	-	1,709,521
Uruguay	458,901	-	-	1,229	-	-	-	460,130
Other	722	-	-	-	-	-	-	722
Corporate securities	46,117,603	4,851,129	381,630	3,787,917	-	-	2,781,006	57,919,285
Shares	2,485,729	-	-	24,725	-	-	-	2,510,454
Rural product note	1,526,962	-	-	-	-	-	-	1,526,962
Bank deposit certificates	831,542	1,876	-	4,182	-	-	260,229	1,097,829
Securitized real estate loans	15,613,744	-	-	-	-	-	-	15,613,744
Fund quotas	1,244,596	-	-	374	-	-	106,139	1,351,109
Credit rights	20,677	-	-	-	-	-	-	20,677
Fixed income	1,040,962	-	-	374	-	-	106,139	1,147,475
Variable income	182,957	-	-	-	-	-	-	182,957
Debentures	12,780,275	4,849,253	-	3,751,494	-	-	439,372	21,820,394
Eurobonds and other	6,826,691	-	381,630	7,142	-	-	-	7,215,463
Financial bills	1,755,695	-	-	-	-	-	1,951,537	3,707,232
Promissory notes	2,165,138	-	-	-	-	-	-	2,165,138
Other	887,231	-	-	-	-	-	23,729	910,960
PGBL / VGBL fund quotas	-	-	-	-	-	-	155,598,087	155,598,087
Subtotal - securities	157,871,104	9,940,749	19,007,594	12,808,541	3,857,989	-	167,048,229	370,534,206
Trading securities	72,626,456	4,252,043	4,108,124	3,371,788	-	-	159,083,869	243,442,280
Available-for-sale securities	55,712,747	5,688,706	12,085,449	9,436,749	-	-	5,076,084	87,999,735
Held-to-maturity securities	29,531,901	-	2,814,021	4	3,857,989	-	2,888,276	39,092,191
Derivative financial instruments	-	-	-	-	-	19,058,963	-	19,058,963
Total securities and derivative financial instruments (assets)	157,871,104	9,940,749	19,007,594	12,808,541	3,857,989	19,058,963	167,048,229	389,593,169
Total securities and derivative financial instruments (assets) – 06/30/2016	120,979,694	25,290,994	19,728,644	11,170,662	3,359,208	37,210,712	140,526,718	358,266,632

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	107

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2017										06/30/2016
		Adjustment to
		market value (in
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	75,175,435	394,689	75,570,124	31.2	2,964,162	962,197	1,066,341	3,660,147	14,571,038	52,346,239	56,200,721
Financial treasury bills	33,977,940	8,669	33,986,609	14.1	-	946,575	-	1,436,806	1,978,892	29,624,336	12,525,146
National treasury bills	13,549,566	73,026	13,622,592	5.6	2,929,574	-	714,095	1,027,514	2,717,062	6,234,347	12,149,739
National treasury notes	20,977,163	207,943	21,185,106	8.7	6,492	15,253	19,549	501,828	6,438,975	14,203,009	26,133,325
National treasury / Securitization	1,295	(223)	1,072	0.0	54	360	26	97	228	307	2,789
Brazilian external debt bonds	6,669,471	105,274	6,774,745	2.8	28,042	9	332,671	693,902	3,435,881	2,284,240	5,389,722
Government securities - abroad	3,231,611	177,116	3,408,727	1.3	1,081,039	99,945	325,958	575,520	24,423	1,301,842	2,074,080
Argentina	1,429,130	86,952	1,516,082	0.6	1,024,238	62,688	103,631	191,055	10,094	124,376	669,484
Chile	184,534	626	185,160	0.1	53,852	-	-	3,650	5,942	121,716	99,422
Colombia	1,441,470	88,606	1,530,076	0.6	49	-	107,972	372,327	8,358	1,041,370	1,127,865
United States	79,515	80	79,595	0.0	-	-	79,595	-	-	-	77,153
Mexico	9,372	117	9,489	0.0	-	-	-	-	-	9,489	2,565
Paraguay	-	-	-	0.0	-	-	-	-	-	-	51,373
Uruguay	87,104	710	87,814	0.0	2,900	37,257	34,760	8,488	-	4,409	45,219
Other	486	25	511	0.0	-	-	-	-	29	482	999
Corporate securities	9,027,916	(162,574)	8,865,342	3.6	3,630,089	318,574	197,215	1,594,764	1,656,148	1,468,552	7,919,883
Shares	2,174,301	(236,265)	1,938,036	0.8	1,938,036	-	-	-	-	-	1,620,039
Bank deposit certificates	507,474	514	507,988	0.2	412,828	20,510	51,333	7,360	15,273	684	25,497
Securitized real estate loans	35,264	(1,061)	34,203	0.0	-	-	-	-	-	34,203	-
Fund quotas	1,157,885	5,547	1,163,432	0.5	1,163,432	-	-	-	-	-	768,341
Credit rights	20,677	-	20,677	0.0	20,677	-	-	-	-	-	-
Fixed income	956,913	2,885	959,798	0.4	959,798	-	-	-	-	-	632,791
Variable income	180,295	2,662	182,957	0.1	182,957	-	-	-	-	-	135,550
Debentures	1,251,308	53,825	1,305,133	0.5	-	-	45,332	220,533	411,875	627,393	1,218,204
Eurobonds and other	749,911	8,359	758,270	0.3	752	-	97,633	89,010	91,351	479,524	590,427
Financial bills	3,066,716	1	3,066,717	1.3	115,041	298,064	2,917	1,277,861	1,137,649	235,185	3,648,164
Others	85,057	6,506	91,563	0.0	-	-	-	-	-	91,563	49,211
PGBL / VGBL fund quotas	155,598,087	-	155,598,087	63.9	155,598,087	-	-	-	-	-	129,559,984
Total	243,033,049	409,231	243,442,280	100.0	163,273,377	1,380,716	1,589,514	5,830,431	16,251,609	55,116,633	195,754,668
% per maturity term					67.0	0.6	0.7	2.4	6.7	22.6
Total – 06/30/2016	195,347,176	407,492	195,754,668	100.0	133,311,611	8,141,451	3,539,437	3,266,056	5,263,198	42,232,915
% per maturity term					68.1	4.2	1.8	1.6	2.7	21.6

At 06/30/2017, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 5,254 without maturity (R$ 4,514 of 06/30/2016) and Financial treasury bills income R$ 4,313,074 over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	108

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2017										06/30/2016
		Adjustments to
		market value (in
		stockholders'
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	33,169,995	505,979	33,675,974	38.3	74,278	-	55	339,008	4,422,359	28,840,274	28,192,615
Financial treasury bills	551,563	(141)	551,422	0.6	-	-	-	338,968	-	212,454	2,521,637
National treasury bills	6,309,185	171,752	6,480,937	7.4	-	-	-	-	3,775,916	2,705,021	-
National treasury notes	14,294,918	248,838	14,543,756	16.5	74,278	-	55	40	252,281	14,217,102	9,956,068
National treasury / Securitization	207,163	18,285	225,448	0.3	-	-	-	-	-	225,448	229,997
Brazilian external debt bonds	11,807,166	67,245	11,874,411	13.5	-	-	-	-	394,162	11,480,249	15,484,913
Government securities - abroad	19,499,359	(68,637)	19,430,722	22.0	807,153	614,680	1,965,873	3,833,906	6,157,789	6,051,321	13,375,543
Argentina	223	-	223	0.0	-	-	-	223	-	-	263
Chile	5,792,223	3,448	5,795,671	6.6	245,385	3,730	-	560,304	1,327,936	3,658,316	4,072,932
Colombia	1,794,132	8,886	1,803,018	2.0	-	-	-	-	-	1,803,018	2,330,734
Korea	2,954,495	1	2,954,496	3.4	-	-	1,005,073	500,369	1,449,054	-	1,672,171
Denmark	2,281,907	(1)	2,281,906	2.6	-	-	331,572	1,457,921	492,413	-	1,385,813
Spain	2,940,948	-	2,940,948	3.3	357,310	324,970	-	407,883	1,850,785	-	753,221
United States	1,600,288	(15,122)	1,585,166	1.8	-	-	264,406	256,463	612,615	451,682	1,578,778
Netherlands	-	-	-	0.0	-	-	-	-	-	-	100,090
Paraguay	1,781,296	(71,775)	1,709,521	1.9	94,146	268,623	360,252	574,457	406,108	5,935	1,098,314
Uruguay	353,664	5,922	359,586	0.4	110,312	17,357	4,570	76,286	18,878	132,183	376,139
Other	183	4	187	0.0	-	-	-	-	-	187	7,088
Corporate securities	35,617,304	(724,265)	34,893,039	39.7	1,748,894	1,285,726	2,596,083	2,876,766	5,137,924	21,247,646	43,048,845
Shares	379,805	192,613	572,418	0.7	572,418	-	-	-	-	-	155,642
Rural product note	1,519,043	7,919	1,526,962	1.7	23,137	157,706	47,525	163,166	155,776	979,652	1,366,340
Bank deposit certificate	589,914	(77)	589,837	0.7	199,099	178,289	153,748	12,825	41,284	4,592	1,175,153
Securitized real estate loans	2,011,647	(19,641)	1,992,006	2.3	-	-	-	-	-	1,992,006	2,133,556
Fund quotas	187,677	-	187,677	0.2	187,677	-	-	-	-	-	685,862
Fixed income	187,677	-	187,677	0.2	187,677	-	-	-	-	-	685,479
Variable income	-	-	-	0.0	-	-	-	-	-	-	383
Debentures	21,475,232	(969,900)	20,505,332	23.3	245,324	245,246	616,790	833,468	2,388,323	16,176,181	20,546,839
Eurobonds and other	6,386,355	56,994	6,443,349	7.3	179,463	517,830	688,457	1,430,025	1,839,023	1,788,551	8,562,691
Financial bills	640,794	(279)	640,515	0.7	-	74,030	-	30,127	536,358	-	6,978,306
Promissory notes	2,155,512	9,626	2,165,138	2.5	341,776	104,396	1,081,547	407,155	177,160	53,104	1,083,103
Other	271,325	(1,520)	269,805	0.3	-	8,229	8,016	-	-	253,560	361,353
Total	88,286,658	(286,923)	87,999,735	100.0	2,630,325	1,900,406	4,562,011	7,049,680	15,718,072	56,139,241	84,617,003
% per maturity term					3.0	2.2	5.2	8.0	17.9	63.7
Total – 06/30/2016	85,793,950	(1,176,947)	84,617,003	100.0	5,106,861	4,262,750	5,824,152	11,698,528	8,340,132	49,384,580
% per maturity term					6.0	5.0	6.9	13.8	9.9	58.4

At June 30, 2017, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 1,465 over 365 days (R$ 1,426 at 06/30/2016 with maturity of 31 to 90 days).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	109

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 06/30/2017, not considered in results, is an impairment loss of R$ 455,561 (R$ 532,219 at 06/30/2016).

	06/30/2017										06/30/2016
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	24,490,316	62.7	177,906	-	-	8,640,388	2,056,918	13,615,104	25,450,030	24,412,805	24,937,898
National treasury bills	8,690,372	22.2	49,984	-	-	8,640,388	-	-	8,828,914	7,839,054	7,778,039
National treasury notes	4,561,622	11.7	127,922	-	-	-	-	4,433,700	5,083,963	4,565,319	5,154,586
Brazilian external debt bonds	11,238,322	28.8	-	-	-	-	2,056,918	9,181,404	11,537,153	12,008,432	12,005,273
Government securities - abroad	440,971	1.1	60,163	-	109,905	258,149	-	12,754	446,545	557,211	557,261
Colombia	428,217	1.1	60,163	-	109,905	258,149	-	-	427,957	544,904	544,969
Uruguay	12,730	0.0	-	-	-	-	-	12,730	18,586	12,286	12,286
Other	24	-	-	-	-	-	-	24	2	21	6
Corporate securities	14,160,904	36.2	121,040	378,088	232,614	108,983	722,858	12,597,321	14,463,540	15,714,233	15,318,281
Bank deposit certificate	4	-	4	-	-	-	-	-	4	4	4
Securitized real estate loans	13,587,535	34.8	4,329	179,019	-	108,983	722,858	12,572,346	13,890,254	15,303,024	14,907,106
Debentures	9,929	0.0	-	-	-	-	-	9,929	9,929	16,499	16,499
Eurobonds and other	13,844	0.0	-	-	-	-	-	13,844	13,761	41,025	40,991
Other	549,592	1.4	116,707	199,069	232,614	-	-	1,202	549,592	353,681	353,681
Total	39,092,191	100.0	359,109	378,088	342,519	9,007,520	2,779,776	26,225,179	40,360,115	40,684,249	40,813,440
% per maturity term			0.9	1.0	0.9	23.0	7.1	67.1
Total – 06/30/2016	40,684,249	100.0	481,305	550,245	132,131	1,351,198	8,207,042	29,962,328
% per maturity term			1.2	1.4	0.3	3.3	20.2	73.6

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,734,569 (R$ 2,732,507 at 06/30/2016).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	110

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 06/30/2017, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7,101,927 (R$ 6,969,638 at 06/30/2016) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	111

I - Derivatives by index

			Balance sheet
			account receivable /	Adjustment to market
	Memorandum account /		(received) (payable) /	value (in results /
	Notional amount		paid	stockholders' equity)	Market value
	06/30/2017	06/30/2016	06/30/2017	06/30/2017	06/30/2017	06/30/2016
Futures contracts	548,051,363	518,491,376	(30,736)	162,761	132,025	238,291
Purchase commitments	207,923,439	163,427,487	122,297	173,468	295,765	(44,468)
Commodities	103,858	237,987	241	-	241	(705)
Indexes	57,131,025	55,740,474	10,837	(5,406)	5,431	(293,769)
Interbank market	106,631,837	85,474,320	102,951	(45)	102,906	(2,620)
Foreign currency	32,936,812	11,763,994	5,818	178,919	184,737	251,331
Fixed rates	-	320,980	-	-	-	295
Securities	11,119,907	9,803,500	2,450	-	2,450	352
Other	-	86,232	-	-	-	648
Commitments to sell	340,127,924	355,063,889	(153,033)	(10,707)	(163,740)	282,759
Commodities	213,058	285,142	(377)	-	(377)	1,200
Indexes	82,452,845	67,226,646	(15,760)	10,396	(5,364)	251,425
Interbank market	192,875,013	200,073,545	(138,265)	1,612	(136,653)	(438)
Foreign currency	52,753,782	76,285,487	1,713	(23,661)	(21,948)	31,504
Fixed rates	816,464	-	-	946	946	-
Securities	10,980,060	11,182,670	-	-	-	(932)
Other	36,702	10,399	(344)	-	(344)	-
Swap contracts			(4,327,012)	868,997	(3,458,015)	(1,901,862)
Asset position	509,456,335	429,731,049	5,774,692	3,140,659	8,915,351	12,001,025
Commodities	-	227,877	-	-	-	278
Indexes	201,059,355	171,803,121	98,863	562,436	661,299	1,585,328
Interbank market	39,124,016	58,411,499	917,786	(53,611)	864,175	3,395,193
Foreign currency	14,313,093	15,518,547	1,024,403	148,890	1,173,293	1,631,594
Fixed rates	214,194,749	151,469,943	3,745,661	1,804,108	5,549,769	5,063,948
Floating rate	40,741,731	32,286,276	(12,021)	678,683	666,662	324,481
Securities	3,908	11,514	(15)	110	95	-
Other	19,483	2,272	15	43	58	203
Liability position	513,783,347	432,412,499	(10,101,704)	(2,271,662)	(12,373,366)	(13,902,887)
Commodities	1,207	178,202	-	(3)	(3)	(113)
Indexes	177,377,787	139,329,738	(1,732,016)	(1,695,331)	(3,427,347)	(4,816,044)
Interbank market	28,710,916	39,463,888	(343,801)	(23,920)	(367,721)	(322,199)
Foreign currency	20,426,030	27,124,677	(775,496)	(12,998)	(788,494)	(1,381,719)
Fixed rates	247,839,847	192,908,429	(7,129,053)	7,139	(7,121,914)	(6,167,305)
Floating rate	39,395,277	33,365,325	(120,108)	(546,632)	(666,740)	(1,198,439)
Securities	5,504	33,184	1	(55)	(54)	(16,754)
Other	26,779	9,056	(1,231)	138	(1,093)	(314)
Option contracts	751,071,797	396,537,799	279,265	506,225	785,490	(35,899)
Purchase commitments - long position	167,230,688	90,991,384	1,339,873	(366,878)	972,995	1,095,450
Commodities	516,978	549,301	13,572	2,628	16,200	25,370
Indexes	98,473,167	23,299,928	89,496	(40,530)	48,966	135,202
Interbank market	11,129,288	611,554	28,250	31,760	60,010	13,752
Foreign currency	50,908,490	60,794,165	1,004,575	(606,687)	397,888	638,033
Fixed rates	16,290	5,970	-	29	29	5
Securities	6,117,167	5,661,414	196,421	232,688	429,109	267,140
Other	69,308	69,052	7,559	13,234	20,793	15,948
Commitments to sell - long position	208,434,061	108,353,551	1,562,604	610,101	2,172,705	5,320,239
Commodities	292,843	290,275	4,858	3,275	8,133	8,906
Indexes	155,591,073	64,770,544	144,031	56,313	200,344	104,168
Interbank market	13,158,676	2,193,697	16,122	28,892	45,014	476
Foreign currency	32,178,968	34,119,401	1,161,885	448,648	1,610,533	4,534,913
Fixed rates	147,579	142,547	6,572	(4,054)	2,518	5,825
Securities	7,056,056	6,810,342	228,827	77,324	306,151	664,788
Other	8,866	26,745	309	(297)	12	1,163
Purchase commitments - short position	154,669,645	82,320,599	(1,323,415)	430,970	(892,445)	(1,535,547)
Commodities	363,959	363,329	(4,647)	(5,445)	(10,092)	(7,755)
Indexes	87,770,384	23,351,185	(75,987)	35,030	(40,957)	(214,222)
Interbank market	10,658,967	281,452	(26,942)	9,647	(17,295)	(527)
Foreign currency	50,741,116	53,591,361	(1,151,182)	624,788	(526,394)	(1,144,516)
Fixed rates	95,640	92,153	-	(133)	(133)	(70)
Securities	4,970,271	4,572,067	(57,098)	(219,683)	(276,781)	(152,496)
Other	69,308	69,052	(7,559)	(13,234)	(20,793)	(15,961)
Commitments to sell - short position	220,737,403	114,872,265	(1,299,797)	(167,968)	(1,467,765)	(4,916,041)
Commodities	309,507	394,555	(16,620)	(3,312)	(19,932)	(27,534)
Indexes	176,223,154	69,728,132	(165,383)	(33,613)	(198,996)	(303,772)
Interbank market	9,037,367	1,086,433	(17,787)	(17,977)	(35,764)	(2,344)
Foreign currency	29,876,540	37,480,304	(917,892)	(16,834)	(934,726)	(3,922,770)
Fixed rates	36,139	19,612	(965)	346	(619)	(824)
Securities	5,245,830	6,136,652	(180,841)	(96,875)	(277,716)	(657,660)
Other	8,866	26,577	(309)	297	(12)	(1,137)
Forward contracts	8,046,240	27,883,199	986,838	(342)	986,496	1,236,960
Purchases receivable	1,024,876	4,048,655	1,026,279	(938)	1,025,341	3,401,442
Interbank market	-	732,920	-	-	-	135
Fixed rates	347,236	2,116,199	349,292	24	349,316	2,185,295
Floating rate	572,411	1,186,516	571,759	279	572,038	1,189,221
Securities	99,788	13,020	99,787	(1,224)	98,563	26,791
Other	5,441	-	5,441	(17)	5,424	-
Purchases payable	-	4,908,415	(926,492)	-	(926,492)	(3,380,729)
Interbank market	-	4,908,415	-	-	-	(1)
Fixed rates	-	-	(349,292)	-	(349,292)	(2,178,968)
Floating rate	-	-	(571,759)	-	(571,759)	(1,187,785)
Securities	-	-	-	-	-	(13,975)
Other	-	-	(5,441)	-	(5,441)	-
Sales receivable	4,553,714	3,123,230	2,985,062	1,768	2,986,830	3,100,237
Commodities	-	17	-	-	-	17
Indexes	112	182	110	-	110	178
Interbank market	1,586,100	258	2,460	46	2,506	257
Fixed rates	1,268,880	991,833	1,295,925	-	1,295,925	994,939
Floating rate	797,565	883,436	796,642	-	796,642	884,609
Securities	901,057	1,247,504	884,481	1,722	886,203	1,220,237
Other	-	-	5,444	-	5,444	-
Sales deliverable	2,467,650	15,802,899	(2,098,011)	(1,172)	(2,099,183)	(1,883,990)
Interbank market	2,462,206	15,802,725	-	(238)	(238)	(2,851)
Fixed rates	-	-	(1,295,925)	(815)	(1,296,740)	(995,797)
Floating rate	-	-	(796,642)	(139)	(796,781)	(885,168)
Securities	-	174	-	-	-	(174)
Other	5,444	-	(5,444)	20	(5,424)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	112

			Balance sheet
			account receivable /	Adjustments to market
	Memorandum account		(received) (payable) /	value (in results /
	Notional amount		paid	stockholders' equity)	Market value
	06/30/2017	06/30/2016	06/30/2017	06/30/2017	06/30/2017	06/30/2016
Credit derivatives	13,047,596	12,160,490	(5,887)	76,298	70,411	11,971
Asset position	7,800,633	4,972,867	221,700	32,533	254,233	244,084
Foreign currency	6,023,108	3,965,708	221,208	(19,760)	201,448	213,120
Fixed rate	148,869	32,098	(565)	3,263	2,698	802
Securities	1,302,456	791,980	849	42,236	43,085	25,243
Other	326,200	183,081	208	6,794	7,002	4,919
Liability position	5,246,963	7,187,623	(227,587)	43,765	(183,822)	(232,113)
Foreign currency	4,641,239	4,801,057	(227,643)	60,540	(167,103)	(140,024)
Fixed rate	-	337,029	-	-	-	(3,269)
Securities	442,249	1,675,447	25	(10,881)	(10,856)	(76,111)
Other	163,475	374,090	31	(5,894)	(5,863)	(12,709)
Forwards operations	259,294,196	227,421,067	(203,223)	159,081	(44,142)	2,479,732
Asset position	126,981,834	122,709,002	2,166,674	232,554	2,399,228	6,709,687
Commodities	127,260	259,565	17,167	(1,070)	16,097	32,543
Indexes	285,101	331,463	5,312	-	5,312	38,252
Foreign currency	126,568,660	122,092,949	2,144,158	233,624	2,377,782	6,637,641
Securities	813	25,025	37	-	37	1,251
Liability position	132,312,362	104,712,065	(2,369,897)	(73,473)	(2,443,370)	(4,229,955)
Commodities	184,397	104,726	(34,644)	1,242	(33,402)	(5,497)
Indexes	582,274	198,974	(15,095)	-	(15,095)	(19,342)
Foreign currency	131,509,453	104,408,365	(2,319,057)	(74,715)	(2,393,772)	(4,205,116)
Securities	36,238	-	(1,101)	-	(1,101)	-
Target flow of swap	1,214,580	1,479,490	(273,663)	21,304	(252,359)	(221,390)
Asset position - Foreign currency	754,580	909,490	16,454	12,584	29,038	121,910
Liability position - Interbank Market	460,000	570,000	(290,117)	8,720	(281,397)	(343,300)
Other derivative financial instruments	4,609,325	17,595,613	127,061	(15,040)	112,021	896,813
Asset position	2,718,729	13,078,471	146,995	24,222	171,217	4,978,347
Foreign currency	100,064	8,999,022	3,655	938	4,593	4,589,939
Fixed rate	1,573,234	1,306,618	85,657	7,672	93,329	64,581
Securities	891,450	2,415,432	57,710	9,382	67,092	311,492
Other	153,981	357,399	(27)	6,230	6,203	12,335
Liability position	1,890,596	4,517,142	(19,934)	(39,262)	(59,196)	(4,081,534)
Indexes	-	11,220	-	-	-	(470)
Foreign currency	48,944	3,444,698	(9,561)	8,583	(978)	(4,037,401)
Fixed rate	82,705	-	(988)	(1,880)	(2,868)	-
Securities	1,423,252	866,909	(9,106)	(39,554)	(48,660)	(39,522)
Other	335,695	194,315	(279)	(6,411)	(6,690)	(4,141)
		ASSETS	15,209,597	3,849,366	19,058,963	37,210,712
		LIABILITY	(18,656,954)	(2,070,082)	(20,727,036)	(34,506,096)
		TOTAL	(3,447,357)	1,779,284	(1,668,073)	2,704,616

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2017	06/30/2016
Futures	134,996,286	149,678,614	112,653,802	150,722,661	548,051,363	518,491,376
Swaps	18,808,132	69,211,127	73,187,165	342,475,219	503,681,643	420,971,322
Options	286,067,033	266,996,438	176,360,756	21,647,570	751,071,797	396,537,799
Forwards (onshore)	6,523,333	758,474	764,051	382	8,046,240	27,883,199
Credit derivatives	165,410	898,635	506,165	11,477,386	13,047,596	12,160,490
Forwards (offshore)	61,532,994	120,466,052	61,364,384	15,930,766	259,294,196	227,421,067
Target flow of swap	-	921,788	292,792	-	1,214,580	1,479,490
Other derivative financial instruments	24,398	401,714	544,612	3,638,601	4,609,325	17,595,613

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	113

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2017										06/30/2016
		Adjustments to
		market value (in
		results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Days	Market value
Asset
Futures	(30,736)	162,761	132,025	0.7	184,880	(12,476)	2,649	(1,584)	4,742	(46,186)	238,291
B3	(30,736)	163,767	133,031	0.7	184,880	(11,835)	2,773	(1,343)	4,742	(46,186)	238,291
Companies	-	(758)	(758)	0.0	-	(474)	(101)	(183)	-	-	-
Financial institutions	-	(248)	(248)	0.0	-	(167)	(23)	(58)	-	-	-
Swaps - adjustment receivable	5,774,692	3,140,659	8,915,351	46.8	73,911	206,992	355,669	875,173	1,387,024	6,016,582	12,001,025
B3	748,619	237,581	986,200	5.2	26,554	8,174	11,962	122,439	159,164	657,907	1,987,657
Companies	2,319,714	1,307,708	3,627,422	19.0	28,650	137,641	224,217	356,970	433,285	2,446,659	6,367,255
Financial institutions	2,590,142	1,301,243	3,891,385	20.4	17,309	60,212	111,223	392,780	580,916	2,728,945	3,364,475
Individuals	116,217	294,127	410,344	2.2	1,398	965	8,267	2,984	213,659	183,071	281,638
Option premiums	2,902,477	243,223	3,145,700	16.4	1,356,980	283,318	351,933	574,510	409,277	169,682	6,415,689
B3	1,479,058	301,617	1,780,675	9.3	1,251,264	136,187	95,941	218,293	36,488	42,502	2,498,303
Companies	480,937	(22,982)	457,955	2.4	23,448	52,618	46,026	139,140	144,059	52,664	697,944
Financial institutions	938,120	(33,691)	904,429	4.7	82,268	93,724	209,771	215,722	228,428	74,516	3,214,976
Individuals	4,362	(1,721)	2,641	0.0	-	789	195	1,355	302	-	4,466
Forwards (onshore)	4,011,341	830	4,012,171	21.1	3,560,164	151,217	195,894	104,589	13	294	6,501,679
B3	986,839	543	987,382	5.2	535,375	151,217	195,894	104,589	13	294	1,246,657
Companies	1,860,851	272	1,861,123	9.8	1,861,123	-	-	-	-	-	2,936,144
Financial institutions	1,163,651	15	1,163,666	6.1	1,163,666	-	-	-	-	-	2,318,878
Credit derivatives - Financial institutions	221,700	32,533	254,233	1.3	1,306	289	1,100	3,256	14,523	233,759	244,084
Forwards (offshore)	2,166,674	232,554	2,399,228	12.6	326,417	388,986	587,712	594,500	309,096	192,517	6,709,687
B3	192,935	(1)	192,934	1.0	44,305	45,288	53,019	50,261	61	-	267,520
Companies	764,896	125,810	890,706	4.7	126,657	173,432	196,611	214,845	109,348	69,813	3,099,917
Financial institutions	1,208,172	106,645	1,314,817	6.9	155,404	169,887	337,981	329,194	199,647	122,704	3,327,898
Individuals	671	100	771	0.0	51	379	101	200	40	-	14,352
Target flow of swap - Companies	16,454	12,584	29,038	0.2	-	29,038	-	-	-	-	121,910
Other derivative financial instruments	146,995	24,222	171,217	0.9	54	18,815	3,608	5,970	10,217	132,553	4,978,347
Companies	61,339	16,548	77,887	0.4	54	18,803	3,335	5,782	5,362	44,551	1,252,846
Financial institutions	85,656	7,672	93,328	0.5	-	12	273	188	4,853	88,002	3,721,350
Individuals	-	2	2	0.0	-	-	-	-	2	-	4,151
Total	15,209,597	3,849,366	19,058,963	100.0	5,503,712	1,066,179	1,498,565	2,156,414	2,134,892	6,699,201	37,210,712
% per maturity term					28.9	5.6	7.9	11.3	11.2	35.1
Total - 06/30/2016	30,509,182	6,701,530	37,210,712	100.0	8,469,103	3,921,302	3,910,389	7,273,546	4,865,605	8,770,767
% per maturity term					22.8	10.5	10.5	19.5	13.1	23.6

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	114

	06/30/2017										06/30/2016

		Adjustments to market
		value (in results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Liabilities
Swaps - difference payable	(10,101,704)	(2,271,662)	(12,373,366)	59.7	(83,586)	(178,594)	(466,566)	(775,066)	(3,534,815)	(7,334,739)	(13,902,887)
B3	(754,920)	(535,565)	(1,290,485)	6.2	(22,262)	(8,260)	(50,541)	(46,900)	(234,528)	(927,994)	(1,674,837)
Companies	(2,098,413)	(47,808)	(2,146,221)	10.4	(26,222)	(58,908)	(213,045)	(311,102)	(410,441)	(1,126,503)	(2,709,615)
Financial institutions	(2,747,382)	(1,712,329)	(4,459,711)	21.5	(28,791)	(75,545)	(165,279)	(382,848)	(770,999)	(3,036,249)	(4,305,465)
Individuals	(4,500,989)	24,040	(4,476,949)	21.6	(6,311)	(35,881)	(37,701)	(34,216)	(2,118,847)	(2,243,993)	(5,212,970)
Option premiums	(2,623,212)	263,002	(2,360,210)	11.4	(700,139)	(266,754)	(380,413)	(478,958)	(407,848)	(126,098)	(6,451,588)
B3	(1,166,303)	254,073	(912,230)	4.4	(554,159)	(52,537)	(101,819)	(142,421)	(60,948)	(346)	(2,454,677)
Companies	(347,117)	(231,776)	(578,893)	2.8	(20,492)	(67,994)	(103,081)	(153,350)	(168,176)	(65,800)	(767,123)
Financial institutions	(1,099,163)	249,689	(849,474)	4.1	(125,393)	(141,268)	(171,804)	(180,261)	(173,129)	(57,619)	(3,203,041)
Individuals	(10,629)	(8,984)	(19,613)	0.1	(95)	(4,955)	(3,709)	(2,926)	(5,595)	(2,333)	(26,747)
Forwards (onshore)	(3,024,503)	(1,172)	(3,025,675)	14.6	(3,025,438)	(16)	(69)	(152)	-	-	(5,264,719)
B3	-	(237)	(237)	-	-	(16)	(69)	(152)	-	-	(16,061)
Companies	(1,860,852)	(136)	(1,860,988)	9.0	(1,860,988)	-	-	-	-	-	(2,934,802)
Financial institutions	(1,163,651)	(799)	(1,164,450)	5.6	(1,164,450)	-	-	-	-	-	(2,313,856)
Credit derivatives - Financial institutions	(227,587)	43,765	(183,822)	0.9	-	-	(800)	(769)	(2,961)	(179,292)	(232,113)
Forwards (offshore)	(2,369,897)	(73,473)	(2,443,370)	11.7	(385,694)	(396,285)	(500,167)	(360,916)	(237,656)	(562,652)	(4,229,955)
B3	(165,961)	1	(165,960)	0.8	(34,781)	(51,221)	(42,576)	(37,400)	18	-	(319,549)
Companies	(562,266)	(23,605)	(585,871)	2.8	(147,090)	(132,890)	(178,935)	(77,301)	(25,416)	(24,239)	(1,254,053)
Financial institutions	(1,640,355)	(49,818)	(1,690,173)	8.1	(203,800)	(211,288)	(278,364)	(246,178)	(212,130)	(538,413)	(2,652,824)
Individuals	(1,315)	(51)	(1,366)	-	(23)	(886)	(292)	(37)	(128)	-	(3,529)
Target flow of swap - Companies	(290,117)	8,720	(281,397)	1.4	-	(220,612)	-	(60,785)	-	-	(343,300)
Other derivative financial instruments	(19,934)	(39,262)	(59,196)	0.3	(151)	(117)	(473)	(6,161)	(11,583)	(40,711)	(4,081,534)
B3	-	(187)	(187)	-	-	-	-	(187)	-	-	-
Companies	(19,934)	(39,075)	(59,009)	0.3	(151)	(117)	(473)	(5,974)	(11,583)	(40,711)	(686,752)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(3,393,279)
Individuals	-	-	-	-	-	-	-	-	-	-	(1,503)
Total	(18,656,954)	(2,070,082)	(20,727,036)	100.0	(4,195,008)	(1,062,378)	(1,348,488)	(1,682,807)	(4,194,863)	(8,243,492)	(34,506,096)
% per maturity term					20.2	5.1	6.5	8.1	20.3	39.8
Total - 06/30/2016	(31,292,709)	(3,213,387)	(34,506,096)	100.0	(7,075,708)	(2,522,423)	(2,479,700)	(6,108,401)	(3,370,890)	(12,948,974)
% per maturity term					20.5	7.3	7.2	17.7	9.8	37.5

At ITAÚ UNIBANCO HOLDING, the market values related to swap contract positions, involving the interbank market, totaled (R$ 4,320,123) ((R$ 3,167,741) at 06/30/2016), at liabilities position and were distributed ((R$ 18,849) at 06/30/2016) between 31 to 180 days, (R$ 1,248,265) between 181 to 365 days, and (R$ 3,071,858) ((R$ 3,148,892) at 06/30/2016) over 365 days.The market values of securities swap contracts totaled R$ (966), in liabilities position (R$ 966) for a term over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	115

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2017
								Other derivative
				Forwards		Forwards	Target flow of	financial
	Futures	Swaps	Options	(onshore)	Credit derivatives	(offshore)	swap	instruments
B3	437,254,089	31,431,598	646,223,234	5,049,263	-	68,325,787	-	-
Over-the-counter market	110,797,274	472,250,045	104,848,563	2,996,977	13,047,596	190,968,409	1,214,580	4,609,325
Financial institutions	110,469,279	301,887,079	75,455,431	1,142,368	13,047,596	131,699,264	-	1,573,234
Companies	327,995	121,305,045	28,936,436	1,854,609	-	59,190,938	1,214,580	3,036,091
Individuals	-	49,057,921	456,696	-	-	78,207	-	-
Total	548,051,363	503,681,643	751,071,797	8,046,240	13,047,596	259,294,196	1,214,580	4,609,325
Total – 06/30/2016	518,491,376	420,971,322	396,537,799	27,883,199	12,160,490	227,421,067	1,479,490	17,595,613

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	116

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	06/30/2017			06/30/2016
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(7,837,834)	5,209,762	(2,628,072)	(8,055,377)	4,105,113	(3,950,264)
Total	(7,837,834)	5,209,762	(2,628,072)	(8,055,377)	4,105,113	(3,950,264)

The effect on the reference equity (Note 3) was R$ 65.943 (R$ 336,215 at 06/30/2016).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	117

V -	Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over and LIBOR/ UF*/ TPM*, Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	06/30/2017			06/30/2016
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
		Adjustment to market			Adjustment to
Strategies	Nominal value	value (*)	Book value	Nominal value	market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	71,522,389	(3,639,747)	69,964,363	86,503,505	(1,286,957)	87,581,336
Hedge of syndicated loan	2,646,560	(8,824)	2,646,560	6,740,580	(95,196)	6,740,580
Hedge of highly probable forecast transactions	260,747	1,213	260,701	-	-	-
Hedge of assets transactions	22,775,621	616,271	22,159,018	11,199,531	20,844	12,223,651
Hedge of Asset-backed Securities under Repurchase Agreements	16,247,558	255,675	16,035,159	-	-	-
Hedge of UF - denominated assets	13,337,682	9,888	13,337,682	8,162,552	5,615	8,162,552
Hedge of funding	4,883,252	(23,685)	4,883,252	2,984,360	(24,750)	2,984,360
Hedge of loan operations	1,037,457	20,376	1,037,457	738,950	8,602	738,950
Total		(2,768,833)			(1,371,842)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (921,116) (R$ 380,205 at 06/30/2016).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second half of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	06/30/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	3,291,118	(94,568)	3,291,118	94,925
Hedge of available-for-sale securities	472,410	(32,305)	472,410	33,769
Hedge of syndicated loan	795,064	(1,534)	795,064	1,667
Hedge of funding	11,081,876	(36,833)	11,081,876	22,037
Total		(165,240)		152,398

	06/30/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	3,159,409	(89,437)	3,159,409	84,387
Hedge of available-for-sale securities	10,980	46	10,980	(201)
Hedge of funding	6,403,644	12,347	6,403,644	(12,851)
Total		(77,044)		71,335

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2017 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	118

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	06/30/2017			06/30/2016
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	21,624,382	(2,607,677)	12,397,245	20,353,244	(2,123,956)	11,703,615
Total		(2,607,677)			(2,123,956)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	06/30/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,456,257	15,136,015	7,822,144	13,299,196	131,878	1,676,899	-	71,522,389
Hedge of syndicated loan	2,646,560	-	-	-	-	-	-	2,646,560
Hedge of highly probable anticipated transactions	148,733	98,041	13,973	-	-	-	-	260,747
Hedge of loans	15,223,711	6,389,914	-	1,161,996	-	-	-	22,775,621
Hedge of assets denominated in UF	11,821,078	332,514	1,160,150	-	23,940	-	-	13,337,682
Hedge of funding (Cash flow)	1,420,582	798,579	396,047	879,384	556,661	831,999	-	4,883,252
Hedge of loan operations (Cash flow)	-	-	24,940	19,952	169,592	822,973	-	1,037,457
Hedge of loan operations (Market risk)	433,131	200,203	146,269	25,631	633,355	293,508	1,559,021	3,291,118
Hedge of syndicated loan (Market risk)	-	795,064	-	-	-	-	-	795,064
Hedge of funding (Market risk)	3,522,024	100,207	4,098,364	346,590	8,760	1,157,155	1,848,776	11,081,876
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase agreements	28,182	10,988,574	4,581,168	649,634	-	-	-	16,247,558
Hedge of net investment in foreign operations (*)	21,624,382	-	-	-	-	-	-	21,624,382
Total	90,324,640	34,839,111	18,243,055	16,600,669	1,524,186	5,036,658	3,407,797	169,976,116

(*) Classified as current, since instruments are frequently renewed.

	06/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	31,189,985	29,163,887	12,480,638	6,233,224	7,316,765	119,006	-	86,503,505
Hedge of syndicated loan	6,740,580	-	-	-	-	-	-	6,740,580
Hedge of loans	4,627,346	5,308,970	728,884	-	534,331	-	-	11,199,531
Hedge of assets denominated in UF	6,595,556	-	-	1,566,996	-	-	-	8,162,552
Hedge of funding (Cash flow)	-	1,389,254	-	-	354,143	1,240,963	-	2,984,360
Hedge of loan operations (Cash flow)	123,560	-	-	24,390	19,512	571,488	-	738,950
Hedge of loan operations (Market risk)	188,861	726,749	159,869	78,972	32,432	360,302	1,612,224	3,159,409
Hedge of funding (Market risk)	483,817	2,930,138	97,603	2,563,048	329,038	-	-	6,403,644
Hedge of available-for-sale securities	10,980	-	-	-	-	-	-	10,980
Hedge of net investment in foreign operations (*)	20,353,244	-	-	-	-	-	-	20,353,244
Total	70,313,929	39,518,998	13,466,994	10,466,630	8,586,221	2,291,759	1,612,224	146,256,755

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	119

h) Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Opening balance	(411,104)	(5,901,210)
Adjustments with impact on:
Results	(2,662,220)	2,841,611
Trading securities	(59,810)	1,517,030
Derivative financial instruments	(2,602,410)	1,324,581
Stockholders’ equity	(401,595)	2,292,744
Available-for-sale	547,057	3,096,043
Accounting hedge – derivative financial instruments - Futures	(948,652)	(803,299)
Closing balance	(3,474,918)	(777,110)
Adjustment to market value	(3,474,918)	(777,110)
Trading securities	409,231	407,492
Available-for-sale securities	(286,923)	(1,176,947)
Derivative financial instruments	(3,597,226)	(7,655)
Trading securities	1,779,284	3,488,143
Accounting hedge - Futures	(5,376,510)	(3,495,798)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Gain (loss) – trading securities	1,062,225	965,486
Gain (loss) – available-for-sale securities	257,189	(403,850)
Gain (loss) – derivatives	5,263,610	4,012,576
Gain (loss) – foreign exchange variations on investments abroad	956,458	(10,566,141)
Total	7,539,482	(5,991,929)

During the period ended 06/30/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses of R$ 578,844, with on Available-for-sale securities in the amount R$ 279,179 and Held-to-Maturity Financial Assets in the amount of R$ 299,665. Total loss, net of reversals, amounted to R$ 366,401 (R$ 223,914 of loss at 06/30/2016) and was recorded in the statement of income in line item Securities and derivative financial

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	120

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(647)	(128,658)	(220,365)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(418)	(36,538)	(74,027)
Foreign Exchange Rates	Prices of Foreign Currencies	(639)	54,449	86,292
Price Index Linked	Interest of Inflation coupon	(192)	(33,721)	(65,059)
TR	TR Linked Interest Rates	-	(4)	(9)
Equities	Prices of Equities	164	(2,992)	52,902
Other	Exposures that do not fall under the definitions above	6	(25)	(68)
Total		(1,726)	(147,489)	(220,334)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(8,431)	(1,922,293)	(3,754,457)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3,572)	(370,407)	(728,107)
Foreign Exchange Rates	Prices of Foreign Currencies	(467)	58,868	115,639
Price Index Linked	Interest of Inflation coupon	(1,935)	(265,878)	(508,161)
TR	TR Linked Interest Rates	514	(125,337)	(295,113)
Equities	Prices of Equities	3,579	(36,797)	22,030
Other	Exposures that do not fall under the definitions above	18	(973)	(6,242)
Total		(10,294)	(2,662,817)	(5,154,411)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	121

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2017										06/30/2016
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	200,080,170	104,054,734	42,147,569	18,349,552	10,315,379	7,467,203	7,009,994	4,205,222	10,854,866	404,484,689	419,229,417
Loans and discounted trade receivables	74,077,174	84,594,666	32,379,570	14,301,929	7,861,138	5,524,887	5,054,225	3,407,156	9,358,255	236,559,000	247,420,891
Financing	56,905,027	12,094,744	7,371,800	3,049,132	1,863,311	1,078,005	1,320,034	657,160	960,817	85,300,030	93,401,722
Farming and agribusiness financing	8,695,030	1,105,824	652,372	60,254	111,014	143,310	173	419	21,564	10,789,960	9,213,813
Real estate financing	60,402,939	6,259,500	1,743,827	938,237	479,916	721,001	635,562	140,487	514,230	71,835,699	69,192,991

Lease operations	2,440,633	3,457,264	1,008,160	442,828	181,722	89,947	94,408	32,891	188,242	7,936,095	9,368,074

Credit card operations	-	53,000,247	2,230,746	1,547,478	821,209	502,364	565,691	489,474	2,767,258	61,924,467	59,747,582

Advance on exchange contracts (1)	2,094,808	713,823	1,153,290	115,336	61,790	74,266	65,341	-	13,294	4,291,948	5,031,842

Other sundry receivables (2)	165,127	774,983	2,476	29,937	3,923	1,123	12,245	1,356	246,527	1,237,697	4,581,680

Total operations with credit granting characteristics	204,780,738	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,679	4,728,943	14,070,187	479,874,896	497,958,595
Financial Guarantees Provided (3)										72,474,849	75,044,243
Total with Financial Guarantees Provided	204,780,738	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,679	4,728,943	14,070,187	552,349,745	573,002,838
Total – 06/30/2016	227,572,831	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,556,463	497,958,595

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	122

II – By maturity and risk level

	06/30/2017										06/30/2016
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,957,538	1,901,757	1,564,374	1,209,075	1,528,903	1,434,615	4,019,650	13,615,912	15,212,323
01 to 30	-	-	88,911	76,561	57,116	38,966	61,703	41,704	165,661	530,622	746,454
31 to 60	-	-	58,435	64,102	49,117	33,632	56,608	45,206	157,578	464,678	582,148
61 to 90	-	-	77,801	58,232	47,037	34,463	54,987	35,162	143,323	451,005	525,862
91 to 180	-	-	141,343	176,542	141,358	97,340	128,686	113,545	402,172	1,200,986	1,552,556
181 to 365	-	-	232,959	283,938	264,292	182,186	218,037	239,277	724,839	2,145,528	2,665,307
Over 365	-	-	1,358,089	1,242,382	1,005,454	822,488	1,008,882	959,721	2,426,077	8,823,093	9,139,996
Overdue installments	-	-	932,594	1,084,544	1,020,096	1,134,788	1,111,720	1,140,377	6,162,817	12,586,936	16,574,271
01 to 14	-	-	8,046	39,793	31,983	22,360	20,318	19,175	81,817	223,492	248,217
15 to 30	-	-	775,652	129,229	95,136	278,579	48,200	41,255	121,369	1,489,420	1,748,228
31 to 60	-	-	148,896	777,821	185,592	154,556	140,655	92,106	492,669	1,992,295	3,386,237
61 to 90	-	-	-	109,933	645,669	131,475	141,906	96,799	405,102	1,530,884	1,677,081
91 to 180	-	-	-	27,768	61,716	479,525	716,469	835,372	1,142,395	3,263,245	4,169,910
181 to 365	-	-	-	-	-	68,293	44,172	55,670	3,828,041	3,996,176	5,104,380
Over 365	-	-	-	-	-	-	-	-	91,424	91,424	240,218
Subtotal	-	-	2,890,132	2,986,301	2,584,470	2,343,863	2,640,623	2,574,992	10,182,467	26,202,848	31,786,594
Specific allowance	-	-	(28,901)	(89,590)	(258,447)	(703,159)	(1,320,312)	(1,802,494)	(10,182,467)	(14,385,370)	(18,356,427)
Subtotal - 06/30/2016	-	-	3,234,144	3,306,978	3,085,442	2,760,878	2,939,568	2,804,332	13,655,252	31,786,594

Falling due installments	204,287,361	160,661,505	43,107,461	17,260,336	8,516,224	5,736,548	5,020,405	2,011,782	3,848,560	450,450,182	463,221,920
01 to 30	15,614,272	33,768,516	6,647,046	3,068,849	932,721	563,243	481,932	253,874	517,475	61,847,928	72,845,139
31 to 60	14,975,306	14,332,987	3,787,982	975,210	421,797	311,044	607,036	38,739	206,038	35,656,139	30,849,440
61 to 90	9,114,575	9,680,192	2,737,923	875,814	230,679	161,246	618,595	40,844	110,842	23,570,710	25,037,681
91 to 180	21,085,863	18,578,150	6,119,400	1,702,095	713,369	467,084	420,692	237,279	257,007	49,580,939	50,444,690
181 to 365	25,673,199	20,296,714	6,247,522	2,835,269	892,108	537,502	399,933	240,590	566,122	57,688,959	58,553,168
Over 365	117,824,146	64,004,946	17,567,588	7,803,099	5,325,550	3,696,429	2,492,217	1,200,456	2,191,076	222,105,507	225,491,802
Overdue up to 14 days	493,377	1,339,546	544,648	238,494	283,329	54,492	86,651	142,169	39,160	3,221,866	2,950,081
Subtotal	204,780,738	162,001,051	43,652,109	17,498,830	8,799,553	5,791,040	5,107,056	2,153,951	3,887,720	453,672,048	466,172,001
Generic allowance	-	(810,005)	(436,521)	(524,965)	(879,955)	(1,737,312)	(2,553,528)	(1,507,766)	(3,887,720)	(12,337,772)	(9,889,442)
Subtotal - 06/30/2016	227,572,831	154,696,218	44,031,005	18,864,691	7,476,070	5,947,747	3,004,960	1,677,268	2,901,211	466,172,001
Grand total	204,780,738	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,679	4,728,943	14,070,187	479,874,896	497,958,595
Existing allowance	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(5,958,986)	(7,746,905)	(4,728,470)	(14,070,187)	(37,417,334)	(38,469,518)
Minimum allowance required	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(2,440,471)	(3,873,840)	(3,310,260)	(14,070,187)	(26,723,142)	(28,245,869)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(3,518,515)	(3,873,065)	(1,418,210)	-	(10,694,192)	(10,223,649)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,884,402)	(879,029)
Additional allowance (3)	-	-	-	-	-	(3,518,515)	(3,873,065)	(1,418,210)	-	(8,809,790)	(9,344,620)
Existing allowance	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(7,843,388)	(7,746,905)	(4,728,470)	(14,070,187)	(37,417,334)	(38,469,518)
Provision - delay(4)	-	-	(28,901)	(79,788)	(184,299)	(409,256)	(810,533)	(1,223,751)	(7,588,557)	(10,325,085)	(12,526,916)
Provision - aggravated(5)	-	(17,013)	(11,648)	(97,625)	(305,802)	(943,985)	(1,976,988)	(1,363,358)	(5,218,029)	(9,934,448)	(9,589,704)
Provision - potencial(6)	-	(792,992)	(424,873)	(437,142)	(648,301)	(6,490,147)	(4,959,384)	(2,141,361)	(1,263,601)	(17,157,801)	(16,352,898)
Grand total - 06/30/2016	227,572,831	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,556,463	497,958,595
Existing allowance	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(7,641,505)	(5,943,934)	(4,481,152)	(16,556,463)	(38,469,518)
Minimum allowance required	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(2,612,587)	(2,972,264)	(3,137,120)	(16,556,463)	(28,245,869)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(5,028,918)	(2,971,670)	(1,344,032)	-	(10,223,649)
Financial Guarantees Provided (7)	-	-	-	-	-	-	-	-	-	(879,029)
Additional allowance (3)	-	-	-	-	-	(5,028,918)	(2,971,670)	(1,344,032)	-	(9,344,620)
Existing allowance	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(8,520,534)	(5,943,934)	(4,481,152)	(16,556,463)	(38,469,518)
Provision - delay(4)	-	-	(32,341)	(85,595)	(218,308)	(480,443)	(876,905)	(1,224,970)	(9,608,354)	(12,526,916)
Provision - aggravated(5)	-	(20,208)	(12,414)	(76,536)	(239,797)	(718,211)	(1,408,493)	(1,378,666)	(5,735,379)	(9,589,704)
Provision - potencial(6)	-	(753,273)	(427,896)	(503,020)	(598,047)	(7,321,880)	(3,658,536)	(1,877,516)	(1,212,730)	(16,352,898)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 18,644,587 (R$ 21,617,610 at 06/30/2016).
(3)	Allocated to each level of risk in order to explain the additional volume.
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Related to expected and potential loss.
(7)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on June 30, 2016 was reclassified for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	123

III – By business sector

	06/30/2017%		06/30/2016%
Public Sector	1,970,206	0.4%	3,046,356	0.6%
Energy	71,781	0.0%	198,887	0.0%
Petrochemical and chemical	1,416,094	0.3%	2,655,106	0.5%
Sundry	482,331	0.1%	192,363	0.0%
Private sector	477,904,690	99.6%	494,912,239	99.4%
Companies	249,100,368	51.9%	265,057,388	53.2%
Sugar and alcohol	8,151,380	1.7%	8,748,778	1.8%
Agribusiness and fertilizers	15,179,066	3.2%	14,275,644	2.9%
Food and beverage	11,804,061	2.5%	11,594,726	2.3%
Banks and other financial institutions	9,114,671	1.9%	10,832,685	2.2%
Capital assets	4,476,083	0.9%	5,559,901	1.1%
Pulp and paper	2,952,890	0.6%	2,784,542	0.6%
Publishing and printing	937,044	0.2%	946,748	0.2%
Electronic and IT	4,011,082	0.8%	3,542,681	0.7%
Packaging	1,992,121	0.4%	2,497,307	0.5%
Energy and sewage	8,112,235	1.7%	8,007,705	1.6%
Education	1,943,787	0.4%	1,818,957	0.4%
Pharmaceuticals and cosmetics	4,237,505	0.9%	4,200,306	0.8%
Real estate agents	21,128,203	4.4%	22,917,423	4.6%
Entertainment and tourism	4,190,248	0.9%	4,683,609	0.9%
Wood and furniture	2,364,178	0.5%	2,794,949	0.6%
Construction materials	4,706,099	1.0%	5,323,886	1.1%
Steel and metallurgy	7,515,630	1.6%	8,928,816	1.8%
Media	621,549	0.1%	687,732	0.1%
Mining	5,319,105	1.1%	5,165,307	1.0%
Infrastructure work	8,915,140	1.9%	7,813,773	1.6%
Oil and gas (*)	4,458,685	0.9%	5,473,149	1.1%
Petrochemical and chemical	7,743,870	1.6%	8,819,942	1.8%
Health care	2,272,948	0.5%	2,555,110	0.5%
Insurance, reinsurance and pension plans	49,140	0.0%	52,612	0.0%
Telecommucations	1,570,090	0.3%	1,293,960	0.3%
Third sector	2,795,810	0.6%	3,532,179	0.7%
Trading	1,317,732	0.3%	1,621,379	0.3%
Transportation	13,014,878	2.7%	13,547,454	2.7%
Domestic appliances	1,715,457	0.4%	1,847,048	0.4%
Vehicles and autoparts	13,635,706	2.8%	14,143,427	2.8%
Clothing and shoes	4,194,936	0.9%	4,456,614	0.9%
Commerce - sundry	14,083,139	2.9%	15,762,854	3.2%
Industry - sundry	7,402,257	1.5%	6,962,625	1.4%
Sundry services	33,634,026	7.0%	36,208,143	7.3%
Sundry	13,539,617	2.8%	15,655,417	3.1%
Individuals	228,804,322	47.7%	229,854,851	46.2%
Credit cards	61,035,962	12.7%	58,834,120	11.8%
Real estate financing	59,678,532	12.4%	56,163,672	11.3%
Consumer loans / overdraft	92,875,546	19.4%	95,834,167	19.2%
Vehicles	15,214,282	3.2%	19,022,892	3.8%
Grand total	479,874,896	100.0%	497,958,595	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	06/30/2017		06/30/2016 (*)
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	36,343,398	(854,690)	29,043,235	(164,832)
Sundry bank guarantees	24,373,193	(841,492)	35,358,841	(509,036)
Other financial guarantees provided	4,518,126	(110,046)	5,818,777	(131,327)
Tied to the distribution of marketable securities via a Public Offering	2,713,120	(1,137)	-	-
Restricted to bids, auctions, service provision or execution of works	3,715,888	(70,566)	3,605,288	(52,167)
Restricted to supply of goods	566,529	(5,654)	722,752	(3,461)
Restricted to international trade of goods	244,595	(817)	495,350	(18,206)
Total	72,474,849	(1,884,402)	75,044,243	(879,029)

(*) The breakdown of balances as at 06/30/2016 was adjusted to conform to the new classification requirement set out by the Regulator.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	124

b) Credit concentration

	06/30/2017		06/30/2016
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,770,679	0.9	4,090,276	0.7
10 largest debtors	30,035,211	5.4	31,780,724	5.5
20 largest debtors	47,742,002	8.6	48,773,149	8.5
50 largest debtors	77,607,529	14.1	82,219,900	14.3
100 largest debtors	103,633,970	18.8	110,162,906	19.2

(*) Amounts include financial guarantees provided.

	06/30/2017		06/30/2016
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	6,620,682	1.1	7,708,999	1.1
10 largest debtors	41,074,823	6.5	46,124,087	6.8
20 largest debtors	66,190,097	10.5	75,579,690	11.2
50 largest debtors	109,056,704	17.4	122,706,046	18.2
100 largest debtors	143,656,716	22.9	162,898,234	24.1

(*) Amounts include financial guarantees provided.

c) Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Opening balance	(37,431,102)	(34,078,208)
Balance arising from the merger with Corpbanca (Note 2c)	-	(2,282,754)
Adjustments arising from the first-time adoption of Resolution No. 4,512/16.	(401,640)	-
Net increase for the period	(10,485,647)	(13,316,456)
Required by Resolution No. 2,682/99	(10,632,744)	(14,077,991)
Required by Resolution No. 4,512/16	(37,317)	-
Additional allowance (1)	184,414	761,535
Others	6,707	-
Write-Off	10,818,949	10,752,623
Exchange variation	75,399	455,277
Closing balance (2)	(37,417,334)	(38,469,518)
Required by Resolution No. 2,682/99	(26,723,142)	(28,245,869)
Specific allowance (3)	(14,385,370)	(18,356,427)
Generic allowance (4)	(12,337,772)	(9,889,442)
Additional allowance included Provision for Financial Guarantees Provided	(10,694,192)	(10,223,649)
Provision for Financial Guarantees Provided (5)	(1,884,402)	(879,029)
Additional allowance (1)	(8,809,790)	(9,344,620)
Existing allowance	(37,417,334)	(38,469,518)
Provision delay	(10,325,085)	(12,526,916)
Provision aggravated	(9,934,448)	(9,589,704)
Provision potential	(17,157,801)	(16,352,898)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (344,140) (R$ (358,198) at 06/30/2016).
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy.
(4)	For operations not covered in the previous item due to the classification of the client or operation.
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on June 30, 2016 was reclassified for comparison purposes.

At 06/30/2017, the balance of the allowance in relation to the loan portfolio is equivalent to 7.8% (7.7% at 06/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	125

d) Recovery and renegotiation of credits

	06/30/2017			06/30/2016
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	26,385,631	(10,872,877)	41.2%	24,092,630	(10,436,166)	43.3%
(-) Renegotiated loans overdue up to 30 days(2)	(8,499,416)	1,887,425	22.2%	(7,811,328)	2,181,373	27.9%
Renegotiated loans overdue over 30 days(2)	17,886,215	(8,985,452)	50.2%	16,281,302	(8,254,793)	50.7%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 153,077 (R$ 206,391 at June 30, 2016).
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	126

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2017					01/01 to 06/30/2017	06/30/2016	01/01 to 06/30/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations		40,768	864	2,481,150	2,522,782	165,674	419,946	(15,285)
Liabilities - restricted operations on assets
Foreign borrowing through securities		40,761	855	2,481,150	2,522,766	(165,889)	422,235	19,057
Net revenue from restricted operations						(215)		3,772

At 06/30/2017 and 06/30/2016 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	127

f) Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 06/30/2017 where the entity substantially retained the related risks and benefits, is R$ 120,188 (R$ 152,215 at 06/30/2016), composed of real estate financing of R$ 110,468 (R$ 140,663 at 06/30/2016) and farming financing of R$ 9,720 (R$ 11,552 at 06/30/2016).

ll -	Beginning in January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	06/30/2017				06/30/2016
Nature of operation	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,623,983	2,645,438	2,621,809	2,643,264	2,738,947	2,678,466	2,737,712	2,677,231
Working capital	2,708,888	2,708,888	2,708,888	2,708,888	2,824,373	2,824,373	2,824,322	2,824,322
Vehicles (2)	-	-	3,146	3,146	-	-	5,281	5,281
Companies - loan (2)	-	-	5,843	5,843	-	-	9,809	9,809
Total	5,332,871	5,354,326	5,339,686	5,361,141	5,563,320	5,502,839	5,577,124	5,516,643

(1)	Under Other sundry liabilities.
(2)	Assignment of operations that had already been written down to losses.

Sales or transfers of financial assets without retention of risks and rewards amount to R$ 222,194 (R$ 192,938 at 06/30/2016) having effect on net income for the period R$ 37,308 (R$ 52,837 01/01 to 06/30/2016), net of the Allowance for loan and lease losses.

As at June 30, 2017, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio, in the amount of R$ 10,556,672, fully written down to losses, was realized for the amount of R$ 141,565, according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were no acquisitions of loan portfolios with the retention of assignor’s risks during the second quarter of 2017 (R$ 207,037 during the second quarter of 2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	128

Note 9 - Foreign exchange portfolio

	06/30/2017	06/30/2016
Assets - other receivables	60,871,681	56,526,933
Exchange purchase pending settlement – foreign currency	31,797,596	31,984,183
Bills of exchange and term documents – foreign currency	17,318	2,075
Exchange sale rights – local currency	29,630,518	25,342,931
(Advances received) – local currency	(573,751)	(802,256)
Liabilities – other liabilities (Note 2a)	61,471,801	58,145,464
Exchange sales pending settlement – foreign currency	30,200,253	25,211,450
Liabilities from purchase of foreign currency – local currency	31,093,434	32,769,912
Other	178,114	164,102
Memorandum accounts	1,371,365	1,658,172
Outstanding import credits – foreign currency	817,797	903,131
Confirmed export credits – foreign currency	553,568	755,041

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	129

Note 10 – Funding, borrowing and onlending

a) Summary

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	199,129,508	32,134,298	19,464,378	101,599,208	352,327,392	38.3	309,032,311	34.6
Deposits received under securities repurchase agreements	201,409,981	18,883,793	30,137,781	88,691,431	339,122,986	36.8	353,662,182	39.6
Funds from acceptance and issuance of securities	5,474,292	23,731,381	18,467,922	60,402,532	108,076,127	11.7	84,229,648	9.4
Borrowing and onlending	4,958,866	21,219,920	15,554,575	27,796,898	69,530,259	7.5	85,261,104	9.6
Subordinated debt	1,003,754	8,275,875	2,569,012	40,255,569	52,104,210	5.7	60,282,082	6.8
Total	411,976,401	104,245,267	86,193,668	318,745,638	921,160,974		892,467,327
% per maturity term	44.7	11.3	9.4	34.6
Total – 06/30/2016	366,370,422	94,536,109	74,004,332	357,556,464	892,467,327
% per maturity term	41.3	9.9	8.8	40.0

b) Deposits

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	63,988,668	-	-	-	63,988,668	18.2	58,763,238	19.0
Savings accounts	109,517,027	-	-	-	109,517,027	31.1	104,479,486	33.8
Interbank	969,258	1,187,426	296,767	232,940	2,686,391	0.7	6,367,145	2.1
Time deposits	24,652,435	30,946,872	19,167,611	101,366,268	176,133,186	50.0	139,422,442	45.1
Other deposits	2,120	-	-	-	2,120	0.0	-	0.0
Total	199,129,508	32,134,298	19,464,378	101,599,208	352,327,392		309,032,311
% per maturity term	56.5	9.1	5.5	28.9
Total – 06/30/2016	196,849,172	33,596,849	17,594,145	60,992,145	309,032,311
% per maturity term	63.7	10.9	5.7	19.7

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days amouting to R$ 8,292,948 (R$ 1,629,085 at 06/30/2016), 181 to 365 days amouting to (R$ 4,903,120 at 06/30/2016) and over 365 days amounting to R$ 4,974,200 (R$ 6,238,092 at 06/30/2016), totaling R$ 13,267,148 (R$ 12,770,297 at 06/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	130

c) Deposits received under securities repurchase agreements

	06/30/2017						06/30/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	11,129,048	17,477,841	24,435,958	46,892,335	99,935,182	29.4	168,476,031	47.7
Government securities	4,838,877	56	4,266	432	4,843,631	1.4	22,250,918	6.3
Corporate Securities	4,318,952	516,210	-	-	4,835,162	1.4	1,624,785	0.5
Own issue	1,530,502	16,960,198	24,431,692	46,891,903	89,814,295	26.5	144,384,301	40.8
Foreign	440,717	1,377	-	-	442,094	0.1	216,027	0.1
Third-party portfolio	182,994,666	-	-	-	182,994,666	54.0	125,981,308	35.6
Free portfolio	7,286,267	1,405,952	5,701,823	41,799,096	56,193,138	16.6	59,204,843	16.7
Total	201,409,981	18,883,793	30,137,781	88,691,431	339,122,986		353,662,182
% per maturity term	59.3	5.6	8.9	26.2
Total – 06/30/2016	159,810,925	16,650,250	22,258,345	154,942,662	353,662,182
% per maturity term	45.2	4.7	6.3	43.8

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	131

d) Funds from acceptance and issuance of securities

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,226,822	21,145,763	7,277,304	30,518,385	62,168,274	57.5	47,402,664	56.3
Financial	146,776	5,123,088	4,287,992	17,599,161	27,157,017	25.1	18,702,794	22.2
Real estate	1,104,526	10,499,842	1,440,067	5,827,459	18,871,894	17.5	16,331,474	19.4
Bills of credit related to agribusiness	1,975,520	5,522,833	1,549,245	7,091,765	16,139,363	14.9	12,368,396	14.7
Foreign securities	2,154,197	2,152,001	11,100,387	26,282,543	41,689,128	38.6	32,303,611	38.3
Non-trade related – issued abroad	2,154,197	2,152,001	11,100,387	26,282,543	41,689,128	38.6	32,303,611	38.3
Brazil risk note programme	84,506	672,633	3,791,757	1,715,393	6,264,289	5.9	5,065,108	6.0
Structure note issued	126,631	649,307	1,039,576	3,530,907	5,346,421	4.9	6,682,976	7.9
Bonds	1,887,108	502,566	2,854,096	19,114,910	24,358,680	22.5	18,605,908	22.1
Fixed rate notes	2,218	-	3,089,757	-	3,091,975	2.9	786,443	0.9
Eurobonds	-	6,982	-	9,717	16,699	0.0	835,226	1.0
Mortgage notes	15,282	19,053	38,378	289,157	361,870	0.3	-	-
Other	38,452	301,460	286,823	1,622,459	2,249,194	2.1	327,950	0.4
Structured Operations Certificates (*)	93,273	433,617	90,231	3,601,604	4,218,725	3.9	4,523,373	5.4
Total	5,474,292	23,731,381	18,467,922	60,402,532	108,076,127		84,229,648
% per maturity term	5.1	22.0	17.0	55.9
06/30/2016	3,957,679	11,777,678	9,033,919	59,460,372	84,229,648
% per maturity term	4.7	14.0	10.7	70.6

(*) As of 06/30/2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,418,309 (R$ 5,111,190 of 06/30/2016) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 91 days to 180 days R$ 50,822 of 181 days to 365 days in the amount of R$ 3,480,174 and over 365 days (R$ 3,379,009 at 06/30/2016), totaling R$ 3,530,996 (R$ 3,379,009 at 06/30/2016). Due to the exchange variation from the period from January 1 to June 30, 2016, the expense on financial operations is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	132

e) Borrowing and onlending

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,990,367	17,157,745	11,626,294	9,562,626	42,337,032	60.9	52,311,909	61.4
Domestic	1,593,550	24,252	28,143	31,415	1,677,360	2.4	1,094,117	1.3
Foreign (*)	2,396,817	17,133,493	11,598,151	9,531,211	40,659,672	58.5	51,217,792	60.1
Onlending	968,499	4,062,175	3,928,281	18,234,272	27,193,227	39.1	32,949,195	38.6
Domestic – official institutions	968,499	4,062,175	3,928,281	18,234,272	27,193,227	39.1	32,948,550	38.6
BNDES	468,471	1,666,943	1,570,802	8,807,411	12,513,627	18.0	13,104,222	15.3
FINAME	492,780	2,266,776	2,306,252	8,971,135	14,036,943	20.2	19,188,195	22.5
Other	7,248	128,456	51,227	455,726	642,657	0.9	656,133	0.8
Foreign	-	-	-	-	-	0.0	645	0.0
Total	4,958,866	21,219,920	15,554,575	27,796,898	69,530,259		85,261,104
% per maturity term	7.1	30.5	22.4	40.0
Total – 06/30/2016	5,656,149	23,084,469	23,918,078	32,602,408	85,261,104
% per maturity term	6.6	27.1	28.1	38.2

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to June 30, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	133

f) Subordinated debt

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	-	-	-	-	2,201,720	3.7
Financial treasury bills	975,076	8,061,046	2,499,345	9,044,417	20,579,884	39.5	27,473,209	45.5
Euronotes	-	-	-	26,148,134	26,148,134	50.2	25,368,718	42.1
Bonds	28,678	214,829	69,667	5,110,764	5,423,938	10.4	5,300,461	8.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(47,746)	(47,746)	(0.1)	(62,026)	(0.1)
Grand total (*)	1,003,754	8,275,875	2,569,012	40,255,569	52,104,210		60,282,082
% per maturity term	1.9	15.9	4.9	77.3
Total – 06/30/2016	96,497	9,426,863	1,199,845	49,558,877	60,282,082
% per maturity term	0.2	15.6	2.0	82.2

(*) According to current legislation, the accounting balance of subordinated debt as of June 2017 was used for the calculation of reference equity as of December, 2012, totaling R$ 46,433,564.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	134

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	206,000	2010	2017	IPCA + 6.95% to 7.2%	354,045
	1,263,500	2011	2017	108% to 112% of CDI	1,576,558
	789,000			100% of CDI + 1.29% to 1.52%	866,424
	212,400			IPCA + 6.15% to 7.8%	455,254
	118,000			IGPM + 6.55% to 7.6%	239,367
	500,000	2012	2017	100% of CDI + 1.12%	504,973
	42,000	2011	2018	IGPM + 7%	61,681
	30,000			IPCA + 7.53% to 7.7%	48,142
	6,373,127	2012	2018	108% to 113% of CDI	7,312,404
	460,645			IPCA + 4.4% to 6.58%	771,538
	3,782,100			100% of CDI + 1.01% to 1.32%	3,885,543
	112,000			9.95% to 11.95%	183,103
	2,000	2011	2019	109% to 109.7% of CDI	3,812
	1,000	2012	2019	110% of CDI	1,873
	12,000			11.96%	22,073
	100,500			IPCA + 4.7% to 6.3%	166,881
	1,000	2012	2020	111% of CDI	1,883
	20,000			IPCA + 6% to 6.17%	38,689
	6,000	2011	2021	109.25% to 110.5% of CDI	11,753
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,047,012
	20,000			IGPM + 4.63%	26,876
				Total	20,579,884
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,341,498
	1,000,000	2010	2021	5.75%	3,398,502
	750,000	2011	2021	5.75% to 6.2%	2,484,883
	550,000	2012	2021	6.2%	1,819,510
	2,625,000	2012	2022	5.5% to 5.65%	8,850,991
	1,870,000	2012	2023	5.13%	6,205,004
				Total	26,100,388

Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	120,930
	41,528,200	2008	2033	3.5% to 4.5%	209,183
	110,390,929	2008	2033	4.8%	793,041
	98,151,772	2009	2035	4.8%	722,147
	2,000,000	2009	2019	10.7%	2,468
	94,500,000	2009	2019	IPC + 2%	112,198
	140,000,000	2010	2017	IPC + 2%	173,375
	11,311,860	2010	2032	4.4%	69,583
	24,928,312	2010	2035	3.9%	160,026
	125,191,110	2010	2036	4.4%	761,164
	87,087,720	2010	2038	3.9%	554,334
	68,060,124	2010	2040	4.1%	426,753
	33,935,580	2010	2042	4.4%	208,079
	104,000,000	2013	2023	IPC + 2%	113,318
	146,000,000	2013	2028	IPC + 2%	155,745
	510,107,100	2014	2024	LIB + 4%	570,717
	47,831,440	2014	2034	3.8%	270,877
				Total	5,423,938

Total					52,104,210

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturities of 31 to 180 days (R$ 349,545 06/30/2016) and over 365 days amounting to R$ 26,100,387 (R$ 24,957,148 at 06/30/2016), totaling R$ 26,100,387 (R$ 25,306,693 at 06/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	135

Note 11 - Insurance, pension plan and capitalization operations

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Unearned premiums	1,951,410	2,555,737	16,396	15,931	-	-	1,967,806	2,571,668
Mathematical provision of benefits to be granted and benefits granted	74,968	23,556	161,679,285	135,639,188	-	-	161,754,253	135,662,744
Redemptions and other unsettled amounts	11,014	12,556	230,862	212,511	-	-	241,876	225,067
Financial surplus	1,838	1,581	611,225	551,044	-	-	613,063	552,625
Unsettled claims	542,564	768,800	28,436	18,761	-	-	571,000	787,561
Claims / events incurred but not reported	359,469	439,699	27,558	24,841	-	-	387,027	464,540
Administrative and related expenses	28,989	40,758	77,619	60,855	13,175	20,657	119,783	122,270
Mathematical provision for capitalization and redemptions	-	-	-	-	3,179,220	2,948,316	3,179,220	2,948,316
Raffles payable and to be held	-	-	-	-	21,941	26,422	21,941	26,422
Complementary raffles	-	-	-	-	-	569	-	569
Other provisions(1)	553,432	566,099	337,759	128,833	255	268	891,446	695,200
Total (2)	3,523,684	4,408,786	163,009,140	136,651,964	3,214,591	2,996,232	169,747,415	144,056,982

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.
(2)	This table covers the amendments established by SUSEP Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	136

b) Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Interbank investments – money market	698,786	1,141,023	905,642	834,487	1,378,648	1,221,828	2,983,076	3,197,338
Securities and derivative financial instruments	1,879,326	2,144,545	163,166,889	136,555,499	2,002,014	1,826,674	167,048,229	140,526,718
PGBL / VGBL fund quotas (1)	-	-	155,598,087	129,559,984	-	-	155,598,087	129,559,984
Government securities – domestic	-	-	131,940,190	98,488,290	-	-	131,940,190	98,488,290
National treasury bills	-	-	60,053,831	37,444,123	-	-	60,053,831	37,444,123
National treasury notes	-	-	38,614,203	27,663,868	-	-	38,614,203	27,663,868
Financial treasury bills	-	-	33,272,156	33,380,299	-	-	33,272,156	33,380,299
Corporate securities	-	-	23,280,901	30,139,751	-	-	23,280,901	30,139,751
Bank deposit certificates	-	-	1,510,560	957,957	-	-	1,510,560	957,957
Debentures	-	-	2,535,687	3,539,714	-	-	2,535,687	3,539,714
Shares	-	-	1,030,856	344,731	-	-	1,030,856	344,731
Promissory notes	-	-	25,635	-	-	-	25,635	-
Financial treasury bills	-	-	18,102,988	25,171,976	-	-	18,102,988	25,171,976
Others	-	-	75,175	125,373	-	-	75,175	125,373
PGBL / VGBL fund quotas	-	-	1,057,336	635,544	-	-	1,057,336	635,544
Derivative financial instruments	-	-	(398,831)	101,274	-	-	(398,831)	101,274
Loans for shares	-	-	(1,037)	415,171	-	-	(1,037)	415,171
Accounts receivable / (payable)	-	-	(280,472)	(220,046)	-	-	(280,472)	(220,046)
Other assets	1,879,326	2,144,545	7,568,802	6,995,515	2,002,014	1,826,674	11,450,142	10,966,734
Government	872,031	1,002,289	7,505,529	6,167,117	291,576	401,473	8,669,136	7,570,879
Private	1,007,295	1,142,256	63,273	828,398	1,710,438	1,425,201	2,781,006	3,395,855
Receivables from insurance and reinsurance operations (2)	1,089,255	1,355,080	-	-	-	-	1,089,255	1,355,080
Credit rights	905,409	890,666	-	-	-	-	905,409	890,666
Commercial – extended guarantee	139,992	406,782	-	-	-	-	139,992	406,782
Reinsurance	43,854	57,632	-	-	-	-	43,854	57,632
Total	3,667,367	4,640,648	164,072,531	137,389,986	3,380,662	3,048,502	171,120,560	145,079,136

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	137

c) Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 06/30/2017			01/01 to 06/30/2016			01/01 to 06/30/2017			01/01 to 06/30/2016			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Financial income related to insurance, pension plan and
capitalization operations	114,231	-	114,231	183,345	-	183,345	125,346	-	125,346	165,771	-	165,771	97,325	120,622	336,902	469,738
Financial income	120,752	-	120,752	204,476	-	204,476	7,865,873	-	7,865,873	9,048,735	-	9,048,735	195,337	214,981	8,181,962	9,468,192
Financial expenses	(6,521)	-	(6,521)	(21,131)	-	(21,131)	(7,740,527)	-	(7,740,527)	(8,882,964)	-	(8,882,964)	(98,012)	(94,359)	(7,845,060)	(8,998,454)
Operating income related to insurance, pension plan and
capitalization operations	1,428,602	987	1,429,589	1,462,154	(19,868)	1,442,286	(7,996)	(1,585)	(9,581)	452,641	(33)	452,608	295,791	303,239	1,715,799	2,198,133
Premiums and contributions	1,985,845	(24,536)	1,961,309	2,199,205	(55,106)	2,144,099	11,274,122	(1,585)	11,272,537	9,658,888	(1,620)	9,657,268	1,426,866	1,409,172	14,660,712	13,210,539
Changes in technical provisions	214,758	2,730	217,488	431,477	(8,312)	423,165	(11,240,361)	-	(11,240,361)	(9,188,717)	-	(9,188,717)	2,543	(3,045)	(11,020,330)	(8,768,597)
Expenses for claims, benefits, redemptions and raffles	(604,256)	22,743	(581,513)	(786,983)	40,601	(746,382)	(38,277)	-	(38,277)	(13,980)	-	(13,980)	(1,133,869)	(1,102,374)	(1,753,659)	(1,862,736)
Selling expenses	(146,035)	50	(145,985)	(357,201)	2,949	(354,252)	(2,116)	-	(2,116)	(1,988)	-	(1,988)	(2,394)	(1,375)	(150,495)	(357,615)
Other operating revenues and expenses	(21,710)	-	(21,710)	(24,344)	-	(24,344)	(1,364)	-	(1,364)	(1,562)	1,587	25	2,645	861	(20,429)	(23,458)
Total income related to insurance, pension plan and capitalization operations	1,542,833	987	1,543,820	1,645,499	(19,868)	1,625,631	117,350	(1,585)	115,765	618,412	(33)	618,379	393,116	423,861	2,052,701	2,667,871

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	138

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	139

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,730,816 (R$ 2,840,175 at 06/30/2016), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 53,716 (R$ 477,979 at 06/30/2016).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	140

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 06/30/2017				06/30/2016
	Civil	Labor	Other	Total	Total
Opening balance	5,172,432	7,232,098	259,138	12,663,668	11,493,615
Effect of change in consolidation criteria	(1,392)	-	-	(1,392)	-
Balance arising from the merger with Corpbanca (Note 2c)	-	-	-	-	140,132
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(256,104)	(1,065,666)	-	(1,321,770)	(1,325,461)
Subtotal	4,914,936	6,166,432	259,138	11,340,506	10,308,286
Monetary restatement/charges	64,359	311,522	-	375,881	485,993
Changes in the period reflected in results (Notes 13f and 13i)	606,384	1,076,903	(13,444)	1,669,843	1,647,902
Increase (*)	838,194	1,183,224	50	2,021,468	2,063,693
Reversal	(231,810)	(106,321)	(13,494)	(351,625)	(415,791)
Payment	(636,189)	(1,264,416)	-	(1,900,605)	(1,807,465)
Subtotal	4,949,490	6,290,441	245,694	11,485,625	10,634,716
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	275,297	1,040,274	-	1,315,571	1,305,479
Closing balance	5,224,787	7,330,715	245,694	12,801,196	11,940,195
Closing balance at 06/30/2016	5,172,026	6,514,760	253,409	11,940,195
Escrow deposits at 06/30/2017	1,528,605	2,288,401	-	3,817,006
Escrow deposits at 06/30/2016	1,652,990	2,294,407	-	3,947,397

(*) Civil provisions include the provision for economic plans amounting to R$ 72,824 (R$ 102,330 from 01/01 to 06/30/2016) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	141

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 06/30/2017			06/30/2016
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	4,625,198	3,619,951	8,245,149	7,500,534
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	(68,734)	(68,734)	(64,548)
Subtotal	4,625,198	3,551,217	8,176,415	7,435,986
Monetary restatement / charges	149,394	236,324	385,718	357,088
Changes in the period reflected in results	42,712	6,514	49,226	70,908
Increase	42,785	211,235	254,020	141,998
Reversal	(73)	(204,721)	(204,794)	(71,090)
Payment	(715)	(11,854)	(12,569)	(69,219)
Subtotal	4,816,589	3,782,201	8,598,790	7,794,763
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	70,597	70,597	66,619
Closing balance (Note 14c)	4,816,589	3,852,798	8,669,387	7,861,382
Closing balance at 06/30/2016 (Note 14c)	4,448,716	3,412,666	7,861,382

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	142

				01/01 to
	01/01 to 06/30/2017			06/30/2016
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	4,311,027	535,499	4,846,526	4,338,744
Appropriation of income	141,866	32,340	174,206	188,134
Changes in the period	46,683	(28,430)	18,253	105,706
Deposited	48,450	87,878	136,328	164,001
Withdrawals	(883)	(116,308)	(117,191)	(33,199)
Reversals to income	(884)	-	(884)	(25,096)
Closing balance	4,499,576	539,409	5,038,985	4,632,584
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	(107)
Closing balance after relocated	4,499,576	539,409	5,038,985	4,632,477
Closing balance at 06/30/2016	4,133,027	499,450	4,632,477

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	143

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,254,761 the company is discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,237,318;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,048,903 the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 113,987;

•	ISS – Banking Activities – R$ 923,537: it is being discussed that certain revenues do not constitute a taxable event of the local tax or it is not included in the list of services of Supplementary Law 116/03 and/or Decree Law 406/68. The total balance of escrow deposit is R$ 346,833;

•	PIS and COFINS – Calculation basis – R$ 665,622: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 577,784;

•	IRPJ and CSLL – Profits abroad– R$ 612,516: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 206,385.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	144

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 20,097,976 are described below:

•	INSS – Non-compensatory amounts – R$ 4,927,718: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,469,734: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 688,729 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,590,191: cases in which the liquidity and the ability of offset credits are discussed;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,453,516: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Interest on capital – R$ 1,452,782: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,058,256: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 607,157 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 583,888 Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,151,904 (R$ 1,146,993 at 06/30/2016) (Note 13a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2017	06/30/2016
Securities (basically financial treasury bills – Note 7b)	939,565	947,851
Deposits in guarantee	4,646,118	4,437,645

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	145

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

Provisions for contingencies in connection with lawsuits involving ITAÚ UNIBANCO HOLDING are usually for the long term, taking into account the time it takes for the prosecution of these actions in the Brazilian judicial system. Accordingly, we did not disclose an estimate for the specific year when these lawsuits would be settled.

Pursuant to the position of its legal advisors, ITAÚ UNIBANCO HOLDING is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 – Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 3, 2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either (recognized or not), including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs on results 01/01 to 06/30/2016 was R$ 12,474, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	146

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2017	06/30/2016
Social contribution for offsetting (Note 14b I)	633,001	638,789
Taxes and contributions for offsetting	7,049,657	5,509,389
Escrow deposits for foreign fundraising program	528,916	1,355,872
Receivables from reimbursement of contingent liabilities (Note 12c)	1,151,904	1,146,993
Receivables from reimbursement of contingent liabilities	2,274,333	2,239,140
(Allowance for loan losses)	(1,122,430)	(1,092,147)
Rights receivable from financial assets sold or transferred	-	6,958
Sundry domestic debtors	1,440,440	2,028,016
Premiums from loan operations	568,291	1,212,676
Sundry foreign debtors	2,374,784	2,469,809
Retirement plan assets (Note 19)	1,090,253	2,247,870
Recoverable payments	33,124	44,727
Salary advances	293,074	299,844
Amounts receivable from related companies	47,432	37,984
Operations without credit granting characteristics	2,509,751	1,570,613
Securities and credits receivable	3,119,759	1,937,403
(Allowance for loan losses)	(610,008)	(366,790)
Other	449,453	528,080
Total	18,170,080	19,097,620

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,590,613 (R$ 996,547 at 06/30/2016) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	147

b)	Prepaid expenses

	06/30/2017	06/30/2016
Commissions (*)	809,431	1,565,631
Related to vehicle financing	66,809	106,283
Related to insurance and pension plan	131,205	399,475
Restricted to commissions / partnership agreements	16,011	54,884
Related to Payroll Loans	437,779	858,469
Other	157,627	146,520
Advertising	334,075	311,033
Other	1,082,920	1,000,075
Total	2,226,426	2,876,739

(*)	In the second quarter of 2017, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 192,496 (R$ 158,462 at 06/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	148

c)	Other sundry liabilities

	06/30/2017	06/30/2016
Provisions for sundry payments	2,410,755	2,771,087
Personnel provision	1,722,571	1,656,420
Sundry creditors - local	2,685,856	2,133,405
Sundry creditors - foreign	4,003,962	3,792,738
Liabilities for official agreements and rendering of payment services	816,584	1,154,760
Related to insurance operations	166,656	191,642
Liabilities for purchase of assets and rights	171,926	78,661
Creditors of funds to be released	757,374	1,009,696
Funds from consortia participants	110,594	66,426
Provision for retirement plan benefits (Note 19)	780,791	692,789
Provision financial guarantees provided (Note 8c)	1,884,402	879,029
Provision for health insurance (*)	752,173	728,276
Liabilities from transactions related to credit assignments (Note 8f)	5,339,686	5,577,124
Liabilities from sales operations or transfer of financial assets	37,443	38,615
Other	1,224,952	1,059,020
Total	22,865,725	21,829,688

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	149

d)	Banking service fees

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Asset management	2,627,120	2,268,379
Funds management fees	2,316,710	1,928,308
Consortia management fees	310,410	340,071
Current account services	397,161	405,047
Credit cards	5,079,965	5,036,321
Relationship with stores	5,079,913	5,023,839
Credit card processing	52	12,482
Sureties and credits granted	1,272,719	1,191,459
Loan operations	520,034	491,897
Guarantees provided	752,685	699,562
Receipt services	800,304	755,472
Collection fees	670,413	635,861
Collection services	129,891	119,611
Other	1,374,753	1,319,706
Custody services and management of portfolio	197,710	177,261
Economic and financial advisory	311,202	250,836
Foreign exchange services	57,666	44,619
Other services	808,175	846,990
Total	11,552,022	10,976,384

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	150

e)	Income related to bank charges

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Loan operations / registration	445,613	400,435
Credit cards – annual fees and other services	1,740,554	1,552,130
Deposit account	96,429	77,507
Transfer of funds	139,163	104,505
Income related to securities brokerage	298,566	183,061
Service package fees	3,024,186	2,832,373
Total	5,744,511	5,150,011

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	151

f)	Personnel expenses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Compensation	(4,594,997)	(4,087,191)
Charges	(1,398,109)	(1,255,193)
Welfare benefits (Note 19)	(1,667,006)	(1,411,979)
Training	(99,695)	(73,906)
Labor claims and termination of employees (Note 12b)	(1,313,242)	(1,338,951)
Stock Option Plan	(100,428)	(175,809)
Total	(9,173,477)	(8,343,029)
Employees’ profit sharing	(1,608,217)	(1,531,823)
Total including employees’ profit sharing	(10,781,694)	(9,874,852)

g)	Other administrative expenses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Data processing and telecommunications	(2,012,074)	(1,915,037)
Depreciation and amortization	(1,096,681)	(1,093,000)
Installations	(1,528,349)	(1,480,078)
Third-party services	(2,056,554)	(2,097,964)
Financial system services	(378,328)	(356,733)
Advertising, promotions and publication	(507,839)	(435,969)
Transportation	(166,626)	(198,304)
Materials	(155,800)	(139,623)
Security	(363,730)	(358,167)
Travel expenses	(97,228)	(88,389)
Other	(565,396)	(501,107)
Total	(8,928,605)	(8,664,371)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	152

h)	Other operating revenue

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Reversal of operating provisions	38,050	22,370
Recovery of charges and expenses	66,362	62,775
Program for Settlement or Installment Payment of Federal (Note 12e)	-	11,443
Other	442,176	287,216
Total	546,588	383,804

i)	Other operating expenses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Provision for contingencies (Note 12b)	(563,897)	(687,917)
Civil lawsuits	(606,384)	(558,950)
Tax and social security contributions	29,043	(143,322)
Other	13,444	14,355
Selling - credit cards	(1,667,337)	(1,428,730)
Claims	(149,642)	(132,110)
Impairment – Operations with no Credit Granting Characteristics	(183,583)	-
Provision for health insurance (Note 13c)	(10,126)	(11,933)
Refund of interbank costs	(152,161)	(141,598)
Other	(1,452,223)	(1,237,656)
Total	(4,178,969)	(3,639,944)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	153

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -  Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	06/30/2017	06/30/2016
Income before income tax and social contribution	16,853,726	21,359,183
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(7,584,177)	(9,611,632)

Increase/decrease in income tax and social contribution charges arising from:

Investments in affiliates and jointly controlled entities	91,296	109,903
Foreign exchange variations on investments abroad	398,984	(4,707,182)
Interest on capital	1,905,392	1,214,898
Corporate reorganizations (Note 4r)	313,924	313,923
Dividends and interest on external debt bonds	219,930	177,221
Other nondeductible expenses net of non taxable income (*)	1,333,231	10,572,375
Income tax and social contribution expenses	(3,321,420)	(1,930,494)
Related to temporary differences
Increase (reversal) for the period	(1,633,251)	(8,471,156)
Increase (reversal) of prior periods	425,289	1,287
(Expenses)/Income related to deferred taxes	(1,207,962)	(8,469,869)
Total income tax and social contribution expenses	(4,529,382)	(10,400,363)

(*)	Includes temporary (additions) and exclusions.

II -  Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2017	06/30/2016
PIS and COFINS	(2,584,799)	(3,373,651)
ISS	(537,909)	(508,482)
Other	(309,620)	(400,348)
Total (Note 4p)	(3,432,328)	(4,282,481)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 186,799 (R$ 92,995 at 06/30/2016) and are mainly composed of PIS and COFINS.

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	154

b)	Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	06/30/2016	06/30/2017	12/31/2016	Realization / Reversal	Increase	06/30/2017	06/30/2016
Reflected in income and expense accounts			51,173,199	(10,692,786)	10,133,277	50,613,690	52,155,870
Related to income tax and social contribution loss carryforwards			5,867,580	(151,741)	1,451,749	7,167,588	6,357,876
Related to disbursed provisions			29,639,070	(6,821,571)	4,980,149	27,797,648	30,998,968
Allowance for loan losses			26,713,660	(5,690,955)	3,740,531	24,763,236	27,478,249
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,665	(104,665)	222,762	222,762	1,232,358
Allowance for real estate			188,993	(2,098)	69,604	256,499	198,837
Goodwill on purchase of investments			541,445	(95,648)	45,730	491,527	364,863
Other			2,090,307	(928,205)	901,522	2,063,624	1,724,661
Related to non-disbursed provisions(1)	36,636,454	40,626,287	15,666,549	(3,719,474)	3,701,379	15,648,454	14,799,026
Related to the operation	26,412,805	29,932,095	11,490,689	(3,719,474)	3,348,716	11,119,931	10,709,566
Provision for contingent liabilities	12,875,928	14,259,387	5,706,449	(961,045)	1,210,229	5,955,633	5,572,250
Civil lawsuits	4,805,966	4,835,663	1,954,623	(248,458)	262,538	1,968,703	2,083,295
Labor claims	4,712,363	5,560,762	2,167,564	(496,012)	578,081	2,249,633	1,979,072
Tax and social security contributions	3,346,047	3,852,798	1,580,729	(216,575)	369,606	1,733,760	1,505,721
Other	11,552	10,164	3,533	-	4	3,537	4,162
Adjustments of operations carried out on the futures settlement market	1,321,127	1,282,467	537,938	(19,447)	21,863	540,354	553,162
Legal obligation - tax and social security contributions	2,273,326	2,429,888	389,059	(87,111)	90,779	392,727	543,656
Provision related to health insurance operations	728,276	752,173	296,604	-	3,918	300,522	290,996
Other non-deductible provisions	9,214,148	11,208,180	4,560,639	(2,651,871)	2,021,927	3,930,695	3,749,502
Related to Additional Provisions in Relation to the Minimum Required Not Disbursed – Loan Losses, including Financial Guarantees Provided.	10,223,649	10,694,192	4,175,860	-	352,663	4,528,523	4,089,460
Provision for Financial Guarantees Provided (Note 8c)(2)	879,029	1,884,402	650,450	-	197,531	847,981	395,563
Additional allowance	9,344,620	8,809,790	3,525,410	-	155,132	3,680,542	3,693,897
Reflected in stockholders’ equity accounts			2,884,425	(607,057)	264,672	2,542,040	2,991,604
Corporate reorganizations (Note 4q)	4,616,211	2,769,599	1,255,588	(313,924)	-	941,664	1,569,512
Adjustment to market value of available-for-sale securities	1,768,970	872,262	685,654	(293,133)	-	392,521	854,910
Provision for retirement plan benefits	-	18,780	-	-	7,582	7,582	-
Cash flow hedge and hedge of net investment in foreign operation	1,565,141	3,147,867	943,183	-	257,090	1,200,273	567,182
Total (3)	44,586,776	47,434,795	54,057,624	(11,299,843)	10,397,949	53,155,730	55,147,474
Social contribution for offsetting arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			637,865	(4,864)	-	633,001	638,789

(1) From a financial point of view, rather than recording the provision of R$ 40,626,287 (R$ 36,636,454 at 06/30/2016) and deferred tax assets of R$ 15,648,454 (R$ 14,799,026 at 06/30/2016), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 53,155,730 (R$ 55,147,474 at 06/30/2016) to R$ 37,507,276 (R$ 40,348,448 at 06/30/2016).

(2) Refers to the recognition of tax credits in the amount of R$ 180,738 resulting from the initial application of CMN Resolution No. 4512/16, recorded in retained earnings (accumulated losses), in equity.

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 1,607,783 (R$ 1,124,778 at 06/30/2016) and are mainly represented by Tax Loss Carryforwards of R$ 1,283,902 (R$ 354,101 at 06/30/2016), Provisions for Escrow Accounts of R$ 117,108 (R$ 117,069 at 06/30/2016), Administrative Provisions of R$ 46,242 (R$ 28,737 at 06/30/2016), Provisions for Legal, Tax and Social Security Risks of R$ 70,972 (R$ 17,063 at 06/30/2016), the realization of which is contingent upon the outcome of the respective lawsuits and Interest on Capital of R$ 584,581 at 06/30/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	155

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2016	Realization / Reversal	Increase	06/30/2017	06/30/2016
Reflected in income and expense accounts	12,561,946	(8,330,381)	9,031,186	13,262,751	12,104,192
Depreciation in excess – leasing	935,600	(90,976)	-	844,624	1,211,252
Restatement of escrow deposits and contingent liabilities	1,193,238	(52,237)	91,771	1,232,772	1,205,843
Provision for pension plan benefits	233,114	-	71,694	304,808	413,651
Adjustments to market value of securities and derivative financial instruments	8,178,341	(8,178,341)	8,263,977	8,263,977	7,944,420
Adjustments of operations carried out on the future settlement market	1,210,342	-	379,053	1,589,395	571,965
Taxation of results abroad – capital gains	1,787	-	42	1,829	1,551
Other	809,524	(8,827)	224,649	1,025,346	755,510
Reflected in stockholders’ equity accounts	393,574	(225,134)	4,158	172,598	606,828
Adjustments to market value of available-for-sale securities	358,924	(199,640)	4,158	163,442	219,075
Provision for pension plan benefits (*)	34,650	(25,494)	-	9,156	387,753
Total	12,955,520	(8,555,515)	9,035,344	13,435,349	12,711,020

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 135,440 (R$ 149,409 at 06/30/2016), and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 122,738 (R$ 130,216 at 06/30/2016), Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5,217 (R$ 5,493 at 06/30/2016) and adjustments to market value of available-for-sale securities of R$ 13,700 at 06/30/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	156

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2017, are:

	Deferred tax assets								Provision for
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	deferred income tax and social contribution	%	Net deferred taxes	%
2017	18,032,317	39%	268,710	4%	18,301,027	34%	27,487	4%	(1,365,182)	10%	16,963,332	42%
2018	13,215,177	29%	1,510,177	21%	14,725,354	28%	61,953	10%	(460,969)	3%	14,326,338	36%
2019	4,800,596	11%	463,461	6%	5,264,057	10%	102,015	16%	(1,951,356)	15%	3,414,716	8%
2020	1,941,048	4%	650,231	9%	2,591,279	5%	55,363	9%	(3,503,120)	26%	(856,478)	-2%
2021	1,119,945	2%	1,141,536	16%	2,261,481	4%	58,082	9%	(874,279)	7%	1,445,284	4%
after 2021	6,879,059	15%	3,133,473	44%	10,012,532	19%	328,101	52%	(5,280,443)	39%	5,060,190	12%
Total	45,988,142	100%	7,167,588	100%	53,155,730	100%	633,001	100%	(13,435,349)	100%	40,353,382	100%
Present value (*)	42,619,122		6,063,861		48,682,983		534,133		(11,634,552)		37,582,564

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV -	Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 06/30/2017 and 06/30/2016, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	157

c)	Tax and social security contributions

	06/30/2017	06/30/2016
Taxes and contributions on income payable	2,164,947	2,114,565
Taxes and contributions payable	1,860,012	1,687,433
Provision for deferred income tax and social contribution (Note 14b II)	13,435,349	12,711,020
Legal liabilities – tax and social security (Note 12b)	4,816,589	4,448,716
Total	22,276,897	20,961,734

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 308,500 (R$ 181,043 at 06/30/2016) and is mainly comprised of Provision for Deferred Income Tax and Social Contribution R$ 158,807 (R$ 18,561 at 06/30/2016) and Taxes and contributions on income payable of R$ 135,440 (R$ 149,409 at 06/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	158

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	06/30/2017	06/30/2016
Taxes paid or provided for	9,146,657	8,728,921
Taxes withheld and collected from third parties	8,590,411	7,756,386
Total	17,737,068	16,485,307

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	159

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2016					Changes 06/30/2017
		Book value							Equity in earnings of subisidiaries
Companies	Functional currency	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2016	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings / (Losses)	Adjustments under investor criteria (1)	Unrealized results	Total	Exchange Variation – Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 06/30/2017	Balance at 06/30/2016	Equity in earnings of subsidiaries from 01/01 to 06/30/2016
Domestic		82,756,794	180,128	(265,314)	11,615	82,683,223	(3,168)	(5,183,196)	8,143,921	101,475	3,087	8,248,483	216,582	(263,874)	(416,806)	85,281,244	83,405,301	7,090,098
Itaú Unibanco S.A.		69,303,215	163,163	(226,977)	11,615	69,251,016	(3,168)	(4,300,000)	6,869,976	82,730	33,546	6,986,252	216,992	(242,256)	-	71,908,836	73,442,584	5,949,309
Banco Itaucard S.A. (4)		7,516,728	1,522	(5,287)	-	7,512,963	-	-	772,194	(118)	(34,572)	737,504	(81)	(856)	-	8,249,530	3,141,978	542,144
Banco Itaú BBA S.A.		2,776,358	13,399	(33,050)	-	2,756,707	-	(583,194)	255,221	15,657	4,113	274,991	(329)	(17,613)	(416,806)	2,013,756	4,628,753	366,132
Itaú-BBA Participações S.A.		1,798,400		-	-	1,798,400	-	-	137,182	-	-	137,182	-	(2)	-	1,935,580	1,659,389	120,622
Itaú Corretora de Valores S. A. (4)		1,362,080	2,044	-	-	1,364,124	-	(300,000)	109,347	3,206	-	112,553	-	(3,147)	-	1,173,530	532,585	111,889
Itau Seguros S.A.		13	-	-	-	13	-	(2)	1	-	-	1		-	-	12	12	2
Foreign		6,443,364	-	39	417,710	6,861,113	(22,579)	(44,908)	123,745	-	(5)	123,740	197,588	(13,340)	-	7,101,614	6,959,035	(880,115)
Itaú Corpbanca S.A. (5)	Chilean peso	3,352,180	-	23	417,710	3,769,913	(22,579)	(653)	11,719	-	5	11,724	98,466	(23,488)	-	3,833,383	3,899,460	(319,403)
BICSA Holdings LTD	Chilean peso	1,700,890	-	16	-	1,700,906	-	-	(20,290)	-	(10)	(20,300)	43,992	(10)	-	1,724,588	1,694,264	(327,631)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,156,119	-	-	-	1,156,119	-	-	84,566	-	-	84,566	46,327	10,199	-	1,297,211	1,162,817	(147,755)
OCA S.A.	Uruguayan peso	230,073	-	-	-	230,073	-	(44,255)	47,682	-	-	47,682	8,646	(41)	-	242,105	198,745	(2,354)
ACO Ltda.	Uruguayan peso	4,102	-	-	-	4,102	-	-	68	-	-	68	157	-	-	4,327	3,749	(795)
Itaú Chile Holdings, INC. (6)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,471
Banco Itau Chile (7)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		(85,648)
Grand total		89,200,158	180,128	(265,275)	429,325	89,544,336	(25,747)	(5,228,104)	8,267,666	101,475	3,082	8,372,223	414,170	(277,214)	(416,806)	92,382,858	90,364,336	6,209,983

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.
(4)	In 2016 the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(5) Inflow of investments on April 01, 2016 in the Corpbanca’s acquisition process;

(6)	Company liquidated on February 29, 2016.
(7)	Write-off of investment on April 01, 2016 in the Corpbanca’s acquisition process.

							Equity share
				Number of shares/quotas owned by			in	Equity share
		Stockholders’	Net income	ITAÚ UNIBANCO HOLDING			voting capital	in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	capital (%)
Domestic
Itaú Unibanco S.A.	47,425,425	72,093,861	6,869,976	2,396,347,872	2,320,862,580	-	100.00	100.00
Banco Itaucard S.A.	3,754,600	8,289,387	772,194	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,405,739	2,042,694	255,221	4,474,435	4,474,436	-	99.99	99.99
Itaú-BBA Participações S.A.	1,328,562	1,935,580	137,182	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A.	802,482	1,173,531	109,347	27,482,523	811,503	-	99.99	99.99
Itau Seguros S.A.	3,652,139	5,104,215	600,920	450	1	-	0.01	0.01
Foreign
Itaú Corpbanca S.A.	9,291,777	15,314,480	52,200	115,039,610,411	-	-	22.45	22.45
BICSA Holdings LTD	1,094,554	1,724,588	(20,290)	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	519,742	1,297,211	84,566	4,465,133,954	-	-	100.00	100.00
OCA S.A.	17,485	242,105	47,682	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	15	4,359	68	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	160

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation at 06/30/2017		06/30/2017
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					4,496,078	281,154
BSF Holding S.A (1a)	49.00%	49.00%	1,978,969	116,230	1,149,815	52,429
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	114,590	(17,840)	173,115	(8,920)
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	3,170,771	458,087	478,070	72,033
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	4,485,669	380,219	1,925,850	163,660
Others (4a) (5)					769,228	1,952
Foreign - Other (6)					2,859	985
Total					4,498,937	282,139

	% participation at 06/30/2016		06/30/2016
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					4,225,431	264,843
BSF Holding S.A.(1a)	49.00%	49.00%	2,064,098	205,107	1,270,800	100,503
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	116,912	(21,286)	185,113	(10,643)
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,911,430	322,928	438,801	48,411
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	4,215,614	283,396	1,809,906	121,594
Others (4b) (5)					520,811	4,978
Foreign - Other (6)					2,277	932
Total					4,227,708	265,775

(1)	Includes goodwill in the amount of a) R$ 180,120 (R$ 259,391 at 06/30/2016) and b) R$ 115,820 (R$ 126,657 at 06/30/2016).

(2)	For the purpose of accounting for participation in earnings, the position at 05/31/2017 and 05/31/2016, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;

(3)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;

(4)	a) Includes companies Gestora de Inteligência de Crédito S.A., Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A. and companies Gipar S.A. and Intercement Brasil S.A., which are not started under the equity accounting; b) Includes companies Kinea Private Equity, Olímpia Promoção e Serviços S.A., Tecnologia Bancária S.A. and companies Eneva S.A. and Intercement Brasil S.A., which are not started under the equity accounting;
(5)	Includes equity in earnings not arising from net income.
(6)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	161

III) Other investments

	06/30/2017	06/30/2016
Other investments	735,065	706,391
Shares and quotas	53,285	53,288
Investments through tax incentives	201,675	201,625
Equity securities	12,369	11,809
Other	467,736	439,669
(Allowance for loan losses)	(208,850)	(208,854)
Total	526,215	497,537
Equity - Other investments	6,307	4,451

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	162

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	384,244	978,199	3,098,098	1,858,065	1,902,452	1,203,918	6,282,873	1,075,071	16,782,920
Acquisitions	111,805	350	304	44,897	8,962	42,753	122,456	45,258	376,785
Disposals	-	(869)	(7,820)	(17,627)	(989)	(6,066)	(160,654)	(11,858)	(205,883)
Exchange variation	35	442	6,245	4,125	26,811	(18,176)	(86)	2,219	21,615
Transfers	(294,427)	-	194,906	69,592	123	-	29,234	-	(572)
Other	-	(4,817)	(13,378)	8,475	(6,111)	(38,735)	(7,945)	(1,526)	(64,037)
Balance at 06/30/2017	201,657	973,305	3,278,355	1,967,527	1,931,248	1,183,694	6,265,878	1,109,164	16,910,828

Depreciation
Balance at 12/31/2016	-	-	(1,840,685)	(1,113,157)	(987,264)	(674,566)	(4,701,497)	(654,242)	(9,971,411)
Depreciation expenses	-	-	(39,650)	(106,698)	(77,276)	(53,374)	(329,844)	(52,670)	(659,512)
Disposals	-	-	7,647	14,461	324	2,544	146,518	11,429	182,923
Exchange variation	-	-	(1,361)	(3,630)	(16,202)	33,648	(16,050)	(2,372)	(5,967)
Other	-	-	10,666	(4,840)	1,583	11,564	34,426	2,371	55,770
Balance at 06/30/2017	-	-	(1,863,383)	(1,213,864)	(1,078,835)	(680,184)	(4,866,447)	(695,484)	(10,398,197)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2017	201,657	973,305	1,414,972	753,663	852,413	503,510	1,399,431	413,680	6,512,631
Balance at 06/30/2016	372,001	992,000	1,277,727	707,388	923,612	415,498	1,771,428	330,113	6,789,767

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 246,966 achievable by 2017.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 3,548 (R$ 4,068 at 06/30/2016) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	163

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2016	Amortization expenses	Exchange variation	Other (*)	Balance at 06/30/2017	Balance at 06/30/2016
Goodwill (Notes 2b and 4j)	10 years	1,397,867	(86,928)	1,375	(16,290)	1,296,024	1,479,068

(*) Amount allocated to intangible assets, based on the appraisal report for the goodwill on Recovery.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	164

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total

Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2016	1,045,323	1,746,405	3,777,945	3,525,383	7,790,077	1,012,930	18,898,063
Acquisitions	148,301	-	342,218	64,953	-	-	555,472
Disposals	(176,702)	(8,246)	-	(10)	-	-	(184,958)
Exchange variation	-	4,084	(4,128)	-	165,214	12,865	178,035
Other	(12,760)	1,828	(10,428)	-	26,701	-	5,341
Balance at 06/30/2017	1,004,162	1,744,071	4,105,607	3,590,326	7,981,992	1,025,795	19,451,953

Amortization
Balance at 12/31/2016	(554,770)	(374,492)	(1,698,940)	(532,796)	(1,045,762)	(450,057)	(4,656,817)
Amortization expenses (3)	(111,993)	(151,516)	(222,237)	(192,941)	(419,414)	(18,124)	(1,116,225)
Disposals	158,099	8,246	-	10	-	-	166,355
Exchange variation	-	105,342	(5,876)	-	(23,415)	(19,955)	56,096
Other	-	(12,528)	(3,972)	-	882	-	(15,618)
Balance at 06/30/2017	(508,664)	(424,948)	(1,931,025)	(725,727)	(1,487,709)	(488,136)	(5,566,209)

Impairment (4)
Balance at 12/31/2016	(18,528)	-	(53,179)	(334,569)	-	-	(406,276)
Additions / assumptions	-	-	-	(1,589)	-	-	(1,589)
Disposals	18,251	-	(47)	-	-	-	18,204
Balance at 06/30/2017	(277)	-	(53,226)	(336,158)	-	-	(389,661)

Book value
Balance at 06/30/2017	495,221	1,319,123	2,121,356	2,528,441	6,494,283	537,659	13,496,083
Balance at 06/30/2016	423,032	1,448,510	1,762,101	3,047,390	6,889,536	600,058	14,170,627

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 123,513 achievable by 2017.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	165

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares held in treasury, without change to the capital stock, by capitalization amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 85,148,000 at 06/30/2016), of which R$ 66,257,941 (R$ 57,507,585 at 06/30/2016) refers to stockholders domiciled in the country and R$ 30,890,059 (R$ 27,640,415 at 06/30/2016) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Shares of capital stock at 06/30/2017	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 06/30/2017	3,332,400,080	1,156,937,300	4,489,337,380
Residents abroad at 06/30/2017	19,344,137	2,073,626,026	2,092,970,163
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Purchase of treasury shares	-	35,382,900	35,382,900	(1,282,092)
Exercised – granting of stock options	-	(13,207,357)	(13,207,357)	173,817
Disposals – stock option plan	-	(8,118,685)	(8,118,685)	419,563
Treasury shares at 06/30/2017 (1)	3,074	83,661,320	83,664,394	(2,571,065)
Outstanding shares at 06/30/2017	3,351,741,143	3,146,902,006	6,498,643,149
Outstanding shares at 06/30/2016 (2)	3,351,741,143	3,170,957,175	6,522,698,318

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending on June 30, 2016 were adjusted to reflect the bonuses of September 23, 2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2017:

Cost / Market value	Common	Preferred
Minimum	-	33.48
Weighted average	-	36.23
Maximum	-	38.56
Treasury shares
Average cost	6.59	30.73
Market value	32.54	36.75

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	166

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	10,743,116
Adjustments:
(-) Legal reserve	(537,156)
Dividend calculation basis	10,205,960
Mandatory dividend	2,551,490
Dividend – paid / provided for	4,937,601	48.4%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	488,585	-	488,585
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2017	488,585	-	488,585
Declared (recorded in other liabilities – Social and Statutory)	2,409,726	(346,821)	2,062,905
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/03/2017	97,584	-	97,584
Interest on capital - R$ 0.3558 per share, to be paid on 08/25/2017	2,312,142	(346,821)	1,965,321
Recorded in Revenue Reserves in Stockholders' Equity	2,568,329	(182,218)	2,386,111
Interest on capital - R$ 0.0432 per share, to be paid on 08/25/2017	280,588	(42,088)	238,500
Interest on capital - R$ 0.1438 per share, to be declared	934,196	(140,130)	794,066
Dividends - R$ 0.2083 per share, to be declared	1,353,545	-	1,353,545

Total from 01/01 to 06/30/2017 - R$ 0.7596 net per share	5,466,640	(529,039)	4,937,601
Total from 01/01 to 06/30/2016 - R$ 0.4291 net per share	2,899,190	(354,895)	2,544,295

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	167

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	06/30/2017	06/30/2016
Capital reserves	1,352,881	1,329,803
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,068,264	1,045,186
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	27,263,502	30,892,688
Legal	8,374,656	7,341,754
Statutory:	16,320,518	23,055,106
Dividends equalization (1)	7,475,393	9,849,181
Working capital increase (2)	4,042,252	5,785,488
Increase in capital of investees (3)	4,802,873	7,420,437
Unrealized profits (4)	2,568,328	495,828

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital provided for up to June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2017	01/01 to 06/30/2016	06/30/2017	06/30/2016
ITAÚ UNIBANCO HOLDING	10,743,116	8,938,277	120,679,258	113,911,760
Amortization of goodwill	113,077	258,040	(471,867)	(278,376)
Corporate reorganizations (Note 4r)	923,306	923,306	(1,827,935)	(3,046,699)
Conversion adjustments of foreign investments (Note 4t)	286,956	582,479	-	-
Foreign exchange variations of investments	(5,775)	2,731,376	-	-
Hedge of net investments in foreign operations	511,694	(3,791,124)	-	-
Tax effects – hedge of net investments in foreign operations	(218,963)	1,642,227	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	12,066,455	10,702,102	118,379,456	110,586,685

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	06/30/2017	06/30/2016
Available-for-sale securities	(441,958)	(979,851)
Hedge cash flow	(1,593,153)	(796,342)
Remeasurements in liabilities of post-employment benefits	(890,989)	(235,892)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(237,751)	(399,656)
Asset valuation adjustments (*)	(3,163,851)	(2,411,741)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	168

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	06/30/2017	06/30/2016	01/01 to 06/30/2017	01/01 to 06/30/2016
Itaú CorpBanca (Note 2c)	9,846,394	10,194,073	(33,562)	(3,853)
Itaú CorpBanca Colombia S.A. (Note 2c)	1,118,495	1,297,006	(21,637)	(21,929)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	453,956	489,750	(56,204)	(56,485)
Banco Itaú Consignado S.A. (Note 2c)	-	952,677	-	(36,719)
Luizacred S.A. Soc. Cred. Financiamento Investimento	306,196	274,819	(37,361)	(22,184)
Other	78,510	92,619	(11,240)	(17,048)
Total	11,803,551	13,300,944	(160,004)	(158,218)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	169

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2017, the accounting effect of the share-based payment in income was R$ (253,910) (R$ (312,916) from 01/01 to 06/30/2016).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	170

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-
Canceled / Forfeited (*)	(19,667)	38.90
Exercised	(5,684,306)	30.58	40.03
Closing balance at 06/30/2017	32,329,533	37.56
Options exercisable at the end of the period	32,329,533	37.56
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21,71 - 41,09
Granting 2012		30.01
Weighted average of the remaining contractual life (in years)	1.48

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(63,680)	31.10
Exercised	(732,273)	23.79	29.24
Closing balance at 06/30/2016	49,747,195	34.07
Options exercisable at the end of the period	35,149,321	35.66
Options outstanding but not exercisable	14,597,874	30.25
Range of exercise prices
Granting 2009-2010		25,49 - 41,41
Granting 2011-2012		21,71 - 40,45
Weighted average of the remaining contractual life (in years)	2.13

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	171

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 06/30/2017 (R$ 19.45 per share at 06/30/2016).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(439,424)
Exercised	(7,523,051)
Balance at 06/30/2017	34,541,861
Weighted average of remaining contractual life (years)	2.86

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,389,821
Cancelled	(228,456)
Exercised	(8,881,995)
Balance at 06/30/2016	36,945,725
Weighted average of remaining contractual life (years)	3.04

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	172

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.25 per share at 06/30/2017 (R$ 21.96 per share at 06/30/2016).

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,501,063
Delivered	(12,048,631)
Cancelled	(139,157)
Balance at 06/30/2017	20,852,681

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,135,737)
Cancelled	(66,180)
Balance at 06/30/2016	24,546,118

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	173

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A.and OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	174

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
				01/01 to	01/01 to				01/01 to	01/01 to
	Annual rate	06/30/2017	06/30/2016	06/30/2017	06/30/2016	Annual rate	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Interbank investments		69,800,541	65,547,674	2,944,467	3,708,506		-	-	-	-
Itaú Unibanco S.A.	10.15% a.a. / 100% Selic	40,265,370	36,889,229	2,190,082	2,830,908		-	-	-	-
Agência Grand Cayman	5.83% to 6.36% a.a.	9,162,681	8,891,920	266,230	310,767		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.20% a.a.	20,372,490	19,766,525	488,155	566,831		-	-	-	-
Deposits		(13,266,111)	(12,769,287)	(183,425)	(214,060)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	3.93% to 4.16% a.a.	(13,266,111)	(12,769,287)	(183,425)	(214,060)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(63,239)	(131,347)	(2,853)	(11,665)
Itaúsa Investimentos Itaú S.A.		-	-	-	-		(12,406)	-	-	-
Duratex S.A.		-	-	-	-	97.5% to 100% of CDI	(22,256)	(17,892)	(1,064)	(2,310)
Elekeiroz S.A.		-	-	-	-	97.5% of CDI	(3,168)	(7,659)	(151)	(504)
Itautec S.A.		-	-	-	-	100.1% of CDI	(10)	(10,051)	(6)	(2,871)
Itaúsa Empreendimentos S.A.		-	-	-	-		-	(67,822)	-	(4,271)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(11,172)	(12,638)	(734)	(733)
Other		-	-	-	-	50% of CDI / 100% of Selic	(14,227)	(15,285)	(898)	(976)
Debentures		(46,412)	-	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(46,412)	-	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(344)	(32,310)	(2,244)	(2,101)		(117,445)	(124,590)	(66,540)	14,505
Itaú Corretora de Valores S. A.		(344)	(325)	(2,244)	(2,101)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		(105)	(205)	1,585	1,442
Itaúsa Empreendimentos S.A.		-	-	-	-		(25)	-	130	-
Itaú Unibanco S.A. Nassau Branch		-	(31,985)	-	-		-	-	-	-
Olimpia Promoção e Serviços S.A.		-	-	-	-		(1,775)	(1,827)	(11,770)	(12,501)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(115,607)	(122,633)	23,156	21,022
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		313	317	2,993	2,770
OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.		-	-	-	-		-	-	(84,800)	-
Other		-	-	-	-		(246)	(242)	2,166	1,772
Rent revenues (expenses)		-	-	(192)	(140)		-	-	(28,644)	(29,188)
Itaúsa Investimentos Itaú S.A.		-	-	(14)	(11)		-	-	(1,548)	(1,030)
Itaú Seguros S.A.		-	-	(136)	(94)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(23,702)	(21,735)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(5,681)	(6,352)
Other		-	-	(42)	(35)		-	-	2,287	(71)
Donation expenses		-	-	-	-		-	-	(58,477)	(49,621)
Instituto Itaú Cultural		-	-	-	-		-	-	(48,057)	(45,000)
Associação Cubo Coworking Itaú			-	-	-		-	-	(9,500)	-
Other		-	-	-	-		-	-	(920)	(4,621)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3,701) (R$ (3,780) from 01/01 to 06/30/2016) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	175

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Compensation	210,332	173,222
Board of Directors	20,018	20,430
Management members	190,313	152,792
Profit sharing	97,885	98,500
Board of Directors	565	1,166
Management members	97,320	97,334
Contributions to pension plans	6,512	6,476
Board of Directors	114	116
Management members	6,397	6,360
Stock option plan – Management members	90,659	146,816
Total	405,387	425,014

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	176

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Interbank deposits	28,713,146	25,358,643	28,775,872	25,367,473	62,726	8,830	62,726	8,830
Securities and derivative financial instruments	389,593,169	358,266,632	390,861,093	358,395,823	525,440	(1,579,975)	1,267,924	129,191
Adjustment of available-for-sale securities					(286,923)	(1,176,947)	-	-
Adjustment of held-to-maturity securities					812,363	(403,028)	1,267,924	129,191
Loan, lease and other credit operations	442,457,562	459,489,077	449,450,312	464,319,602	6,992,750	4,830,525	6,992,750	4,830,525
Investments
B3	14,610	14,610	216,493	197,310	201,883	182,700	201,883	182,700
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,925,850	1,809,906	3,008,734	2,629,325	1,082,884	819,419	1,082,884	819,419
Funding and borrowing (3)	329,232,736	282,331,144	329,936,787	283,420,387	(704,051)	(1,089,243)	(704,051)	(1,089,243)
Subordinated debt (Note 10f)	52,104,210	60,282,082	53,144,832	60,966,964	(1,040,622)	(684,882)	(1,040,622)	(684,882)
Treasury shares	2,571,065	1,446,646	3,074,654	1,641,951	-	-	503,589	195,305

(1)	This does not consider the corresponding tax effects.
(2)	Parent company of Porto Seguro S.A.
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	178

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Cost of current service	(34,496)	(30,766)	-	-	-	-	(34,496)	(30,766)
Net interest	(6,136)	(5,540)	37,937	119,569	(10,976)	(9,751)	20,825	104,278
Contribution	-	-	(42,431)	(63,526)	-	-	(42,431)	(63,526)
Benefits paid	-	-	-	-	7,701	6,514	7,701	6,514
Total Amounts Recognized	(40,632)	(36,306)	(4,494)	56,043	(3,275)	(3,237)	(48,401)	16,500

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 157,736 (R$ 163,295 from January 1 to June 30, 2016), of which R$ 42,431 (R$ 63,526 from january 1 to june 30, 2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
At the beginning of the period	(69,512)	(44,638)	(1,323,234)	(315,282)	(48,400)	(12,570)	(1,441,146)	(372,490)
Effects on asset ceiling	3,897	(13,613)	(3,191)	3,786	-	-	706	(9,827)
Remeasurements	(15,300)	14,125	(17,517)	(1,463)	-	-	(32,817)	12,662
Total Amounts Recognized	(80,915)	(44,126)	(1,343,942)	(312,959)	(48,400)	(12,570)	(1,473,257)	(369,655)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	179

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2017	06/30/2016
Discount rate (1)	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1)   The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2016 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2)   The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3)   The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4)   Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

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- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 06/30/2017 and 06/30/2016 the allocation of plan assets and the allocation target for 2017, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2017	06/30/2016	06/30/2017	06/30/2016	2017 Target
Fixed income securities	15,960,720	12,676,141	94.65%	90.77%	53% a 100%
Variable income securities	199,754	589,410	1.18%	4.22%	0% a 20%
Structured investments	15,664	756	0.09%	0.01%	0% a 10%
Real estate	617,857	627,775	3.66%	4.50%	0% a 7%
Loans to participants	70,740	70,128	0.42%	0.50%	0% a 5%
Total	16,864,735	13,964,210	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 192,800 (R$ 489,279 at 06/30/2016), and real estate rented to Group companies, with a fair value of R$ 592,484 (R$ 601,323 06/30/2016).

Fair value - the fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2017	06/30/2016
1 - Net assets of the plans	16,864,735	13,964,210
2 - Actuarial liabilities	(13,931,675)	(11,975,949)
3- Surplus (1-2)	2,933,060	1,988,261
4- Asset restriction (*)	(3,157,451)	(2,268,267)
5 - Net amount recognized in the balance sheet (3-4)	(224,391)	(280,006)
Amount recognized in Assets (Note 13a)	332,000	230,735
Amount recognized in Liabilities (Note 13c)	(556,391)	(510,741)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	182

V- Changes in the net amount recognized in the balance sheet:

	06/30/2017
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(34,496)	(34,496)	-	(34,496)
Net interest (1)	819,366	(671,786)	147,580	(153,716)	(6,136)
Benefits paid	(516,003)	516,003	-	-	-
Contributions of sponsor	35,106	-	35,106	-	35,106
Contributions of participants	6,438	-	6,438	-	6,438
Effects on asset ceiling	-	-	-	3,897	3,897
Exchange variation	634	3,322	3,956	-	3,956
Remeasurements (2) (3)	(851)	(21,791)	(22,642)	904	(21,738)
Value at end of the period	16,864,735	(13,931,675)	2,933,060	(3,157,451)	(224,391)

	06/30/2016
		Actuarial			Recognized
	Plan net assets	liabilities	Surplus	Asset Ceiling	amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(30,766)	(30,766)	-	(30,766)
Net interest (1)	741,575	(626,317)	115,258	(120,798)	(5,540)
Benefits paid	(438,002)	438,002	-	-	-
Contributions of sponsor	31,684	-	31,684	-	31,684
Contributions of participants	6,766	-	6,766	-	6,766
Effects on asset ceiling	-	-	-	(13,613)	(13,613)
Balance arising from the merger with Corpbanca
(Note 2c)	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(11,214)	29,514	18,300	-	18,300
Remeasurements (2) (3)	-	7,359	7,359	-	7,359
Value at end of the period	13,964,210	(11,975,949)	1,988,261	(2,268,267)	(280,006)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2016 the rate used was 11.28% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 818,515 (R$ 741,575 at 06/30/2016).

During the period, contributions made totaled R$ 35,106 (R$ 31,684 from 01/01 to 06/30/2016). The contribution rate increases based on the beneficiary’s salary.

In 2017, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 71,376.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2017	1,070,944
2018	1,111,645
2019	1,160,234
2020	1,212,160
2021	1,265,789
2022 to 2026	7,097,737

VI-	Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

Change in Assumption	Effects on actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	703,507	5.13%	(271,217)
- Increase by 0.5%	(644,114)	(4.70)%	234,589

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	183

d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2017			06/30/2016
	Pension Plan		Recognized	Pension Plan		Recognized
	Fund	Asset Ceiling	Amount	Fund	Asset Ceiling	Amount
Amount - beginning of the period	1,287,213	(490,932)	796,281	2,228,597	(269,828)	1,958,769
Net interest	62,996	(25,059)	37,937	134,787	(15,218)	119,569
Contribution (Note 19)	(42,431)	-	(42,431)	(63,526)	-	(63,526)
Receivables – allocation of funds (*)	(12,826)	-	(12,826)	-	-	-
Effects on asset ceiling (Note 19)	(14,980)	11,789	(3,191)	-	3,786	3,786
Remeasurements	(17,517)	-	(17,517)	(1,463)	-	(1,463)
Amount - end of the period (Note 13a)	1,262,455	(504,202)	758,253	2,298,395	(281,260)	2,017,135

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I -	Change in the net amount recognized in the balance sheet:

	06/30/2017	06/30/2016
At the beginning of the period	(221,125)	(178,811)
Cost of interest	(10,976)	(9,751)
Benefits paid	7,701	6,514
Remeasurements	-	-
At the end of the period (Note 13c)	(224,400)	(182,048)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2017	13,487
2018	14,443
2019	15,398
2020	16,333
2021	17,347
2022 a 2026	102,520

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,708	(2,268)
Present value of obligation	Asset valuation adjustment	26,448	(22,150)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	184

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Assets
Current assets and long term receivables
Cash and cash equivalents	5,336,414	4,894,504	7,749,026	9,922,000	38,437,077	37,465,700	13,985,200	14,954,632
Interbank investments	16,517,804	32,610,612	14,535,718	9,691,635	6,936,189	25,925,974	23,419,675	20,319,601
Securities	75,891,711	73,359,599	21,559,501	19,965,950	14,256,708	15,727,043	109,195,719	107,437,898
Loan, lease and other credit operations	81,944,099	92,092,131	114,541,354	115,437,973	14,733,744	14,508,166	210,405,690	221,830,855
Foreign exchange portfolio	48,694,740	45,186,080	6,998,206	4,190,049	3,303,849	2,566,568	58,671,271	51,730,235
Other assets	6,072,412	8,623,457	6,085,980	10,280,700	614,108	974,110	12,831,139	19,552,622
Permanent assets	11,037	13,473	8,634,020	8,185,092	110,221	153,704	8,333,982	8,281,433
Total	234,468,217	256,779,856	180,103,805	177,673,399	78,391,896	97,321,265	436,842,676	444,107,276
Liabilities
Current and long term liabilities
Deposits	76,053,265	84,261,079	93,853,914	101,489,811	12,211,061	30,621,259	136,446,975	141,040,046
Deposits received under securities repurchase agreements	17,639,573	17,455,817	3,012,140	1,936,819	9,439,162	10,996,934	20,256,737	19,014,048
Funds from acceptance and issuance of securities	6,252,417	4,910,781	26,833,264	19,684,160	5,460,649	6,922,228	38,546,331	31,517,168
Borrowing	30,971,340	39,574,638	8,430,758	9,454,823	1,132,331	1,070,107	40,035,591	49,842,406
Derivative financial instruments	4,121,798	9,846,295	4,530,057	5,576,013	705,517	1,190,464	8,349,978	14,991,789
Foreign exchange portfolio	48,780,371	45,272,324	7,030,382	4,141,911	3,287,173	2,544,045	58,772,402	51,745,819
Other liabilities	30,950,803	37,347,380	14,148,136	13,428,387	833,189	604,581	47,507,124	52,532,061
Deferred income	65,478	76,940	275,875	49,100	42,652	61,434	398,730	187,474
Non-controlling interests	-	-	10,965,961	11,507,613	-	-	10,965,961	11,507,613
Stockholders’ equity	19,633,172	18,034,602	11,023,318	10,404,762	45,280,162	43,310,213	75,562,847	71,728,852
Total	234,468,217	256,779,856	180,103,805	177,673,399	78,391,896	97,321,265	436,842,676	444,107,276
Statement of Income
Income related to financial operations	3,497,220	3,967,449	5,757,751	5,308,232	589,772	771,847	9,061,001	10,804,888
Expenses related to financial operations	(2,122,350)	(2,501,290)	(2,740,381)	(2,737,726)	(257,157)	(676,545)	(4,209,081)	(6,648,181)
Result of loan losses	(375,660)	(510,329)	(788,331)	(470,486)	(40,145)	(380,583)	(1,204,136)	(1,361,399)
Gross income related to financial operations	999,210	955,830	2,229,039	2,100,020	292,470	(285,281)	3,647,784	2,795,308
Other operating revenues (expenses)	(186,830)	(269,855)	(1,669,611)	(1,347,399)	100,327	(104,121)	(1,866,426)	(1,744,181)
Operating income	812,380	685,975	559,428	752,621	392,797	(389,402)	1,781,358	1,051,127
Non-operating income	-	-	(15,561)	1,603	2,496	1,499	(14,383)	1,553
Income before taxes on income and profit sharing	812,380	685,975	543,867	754,224	395,293	(387,903)	1,766,975	1,052,680
Income tax	37,124	4,155	(92,498)	(194,035)	(52,997)	(76,606)	(108,342)	(266,475)
Statutory participation in income	-	-	(5,784)	(14,684)	(15,134)	(13,436)	(20,917)	(28,119)
Non-controlling interests	-	-	(55,435)	(29,592)	-	-	(55,435)	(29,592)
Net income (loss)	849,504	690,130	390,150	515,913	327,162	(477,945)	1,582,281	728,494

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch and Itaú Unibanco Holding S.A - Agência Grand Cayman; only at 06/30/2017, CorpBanca New York Branch;

(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A. and Banco Itaú Paraguay S.A.; only at 06/30/2016, Banco Itaú Chile; only at 06/30/2017, Banco CorpBanca Colombia S.A. and Itaú CorpBanca;

(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd., and Itaú BBA International plc;

(4)	Foreign consolidated information presents balances net of consolidation eliminations.

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Note 21 – Risk and capital management

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, stressing behaviors that will help people at every level of the organization to consciously assume and manage risks. With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, irrespective of their position, area or function.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

Taking a prospective stance in relation to capital management, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented a capital risk structure and its ICAAP, therefore complying with National Monetary Council (CMN) Resolution No. 3,988, BACEN Circular No. 3,547, and BACEN Circular Letter No. 3.774.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

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•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect.

It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

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The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators, such as interest rates and foreign exchange rates, and follow the governance and risk limits framework adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

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•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At June 30, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 460.8 million (231.2 million at June 30, 2016). The growth in Total VaR Total noted as compared to the prior year was mainly due to the increase in the market volatility levels.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that establishes limits and mechanisms to mitigate risks, in addition to determining processes and instruments to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The purpose of the operational risk management is to support the institution in the decision-making process, always seeking to identify and assess risks correctly, create value for stockholders and to protect ITAÚ UNIBANCO HOLDING CONSOLIDATED’s assets and image. Accordingly, managers of the executive areas use corporate methods prepared and made available by the internal controls, compliance and operational risk area, so as to ensure the control environment quality and comply with internal guidelines and regulations in force.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

The document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of collaterals and guarantees, and credit facilities contracted and not used. This process is conducted by means of corporate systems and proprietary applications developed and managed in-house.

IITAÚ UNIBANCO HOLDING CONSOLIDATED daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular Letter n° 3.775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of october 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Second quarter of 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	185,287,400
Total potential cash outflows (3)	91,879,229
Liquidity Coverage Ratio (%)	201.7%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk in insurance operations.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to risk identification, giving priority, responding to, monitoring and reporting assessed risks serve to supplement ITAÚ UNIBANCO HOLDING CONSOLIDATED’s social and environmental risk management.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by the technical support of the legal and risk control area, which has teams specialized in the social and environmental risk management. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities and operations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to the physical non-concentration of their assets, they have a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	06/30/2017	06/30/2016
Permanent foreign investments	75,571,531	71,737,536
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(132,770,212)	(119,224,441)

Net foreign exchange position	(57,198,681)	(47,486,905)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Investment funds	744,126,220	628,197,809	744,126,220	628,197,809	5,457	2,295
Fixed income	697,800,209	588,013,049	697,800,209	588,013,049	5,092	1,925
Shares	46,326,011	40,184,760	46,326,011	40,184,760	365	370
Managed portfolios	348,723,629	289,518,597	254,034,099	206,996,263	17,932	16,874
Customers	189,748,713	162,782,951	135,361,058	115,817,066	17,850	16,810
Itaú Group	158,974,916	126,735,646	118,673,041	91,179,197	82	64
Total	1,092,849,849	917,716,406	998,160,319	835,194,072	23,389	19,169

(*)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	06/30/2017	06/30/2016
Monthly estimate of installments receivable from participants	170,205	161,155
Group liabilities by installments	10,926,164	11,111,381
Participants – assets to be delivered	9,194,682	9,587,002
Funds available for participants	1,695,177	1,587,614
(In units)
Number of managed groups	576	680
Number of current participants	384,808	401,934
Number of assets to be delivered to participants	137,993	162,846

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 3,334,814 (R$ 2,675,977 at 06/30/2016). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries made donations in the amount of R$ 48,057 (R$ 45,000 from 01/01 to 06/30/2016) and the institute’s net assets totaled R$ 30,649 (R$ 30,271 at 06/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,655,380 (R$ 1,376,070 at 06/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 21,058 (R$ 18,746 at 06/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries made donations in the amount of R$ 920 and the association’s net assets totaled R$ 586 (R$ 861 at 06/30/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries made donations in the amount of R$ 9,500 (R$ 4,500 from 01/01 to 06/30/2016) and the association’s net assets totaled R$ 1,236 (R$ 1,856 at 06/30/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	194

k) Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Liability Adequacy Test (Note 4m II.I)	-	139,521
Program for Cash or Installment Payment of Taxes (Note 12e)	-	12,474
Goodwill on acquisition (Note 15b ll)	(248,464)	(188,431)
Provision for contingencies	(72,731)	(62,591)
Civil Lawsuits - Economic Plans	(40,053)	(56,281)
Tax and social security (Note 12b)	(32,678)	(6,310)
Realization of Assets and Impairment	(7,472)	(8,670)
Others	50,577	-
Total	(278,090)	(107,697)

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results.

n)	Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (Prudential) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (Itaú Seguros), controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, were sold.

To complete the transaction, Itaú Seguros was split and group life insurance operations were transferred to IU Seguros S.A. (IU Seguros), whose total capital was sold to Prudential on April 1, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING CONSOLIDATED´s strategy to focus on massive insurance products and services, typically associated with retail banking, and it is not expected to have significant accounting effects on the results of its operations.

o)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP Controle), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (Sellers), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP Holding), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP Holding and held by the Sellers in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (First Acquisition).

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In addition to the First Acquisition, Itaú Unibanco undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP Holding (40.0% of common shares), based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP Holding (49.9% of common shares), based on the fair market value of XP Holding at that time, being clear that the control of XP Group, including XP Investimentos, will continue with the shareholders of XP Controle, that will hold the majority of voting shares.

Itaú Unibanco will act as a minority partner and will not influence commercial and operating policies of XP Investimentos or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

The acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	196

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST SEMESTER OF 2017

The Audit Committee (Committee) is a statutory advisory body that reports directly to the Board of Directors (Board). It is currently composed of six members, one of whom is part of the Board, and all of them are effective and independent members, elected by the Board for a one-year term of office. The Committee serves as the sole vehicle for all companies of the Itaú Unibanco Conglomerate (Conglomerate) in Brazil, in which the appointment of an Audit Committee is required, including for insurance, pension plan and capitalization companies.

In accordance with its Charter (available on website http://www.itau.com.br/investor-relations), the Committee is responsible for the oversight of the quality and integrity of the financial statements of the Conglomerate, of the compliance with legal and regulatory requirements, of the activities, independence and quality of the services rendered by independent auditors and the Internal Audit, and of the quality and effectiveness of the internal controls and risk management systems of the Conglomerate.

The assessments made by the Committee are based on information received from Management and on the presentations by different officers of the business, accounting and technology areas, as well as on the results of the work performed by the external auditors, Internal auditors, and of those responsible for risk management and internal controls, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiary and affiliated companies and for establishing the procedures required to ensure the quality of the processes that generate the information used for preparation of financial statements and financial reports. Management is also responsible for risk control and monitoring, supervising the company’s internal controls and compliance activities, and for overseeing the compliance with legal and regulatory requirements.

The Conglomerate’s internal controls management and coordination is the responsibility of the Operational Risk and Compliance Executive Area (DEROC), which also works in the implementation and operation of the operational risk management framework.

The Internal Audit mission is to assess the quality and conformity of the internal control and risk management systems, as well as the compliance with defined policies and procedures, including those adopted for preparation of financial and accounting reports.

PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for auditing the individual and consolidated financial statements and for certifying whether these fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate, the individual and consolidated performance of operations and the individual and consolidated cash flows, in accordance with Brazilian accounting practices and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These independent auditors should also annually issue an opinion on the quality and effectiveness of the internal controls related to financial reports, including risk management and compliance with legal and regulatory requirements.

Activities of the Committee

The Committee’s annual work plan is prepared at the beginning of each fiscal year, considering the main products and processes related to the Conglomerate business and the potential impact on the financial statements, and is revised from time to time as activities progress. Significant issues to be included in the planning are identified based on this analysis, with the schedule of activities adjusted based on the approach to these issues. Among the significant issues identified in the period and related actions adopted, we highlight:

•	Monitoring regulatory and normative changes – Reports to the Committee significant activities in the discussion, implementation, and assessment of potential impacts arising from CMN Resolutions 4539/2016, 4549/2017, 4557/2017, 4558/2017 and 4588/2017, and from IFRS 9 – Financial Instruments;

•	Information Technology – Holding meetings to discuss the procedures adopted to cover operational risk areas;

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	197

•	Information Security, Anti-Money Laundering and Fraud Prevention and Inspectorship activities - Holding meetings with officers of the Corporate Security and Operational Risk and Compliance Areas on anti-money laundering, fraud prevention and information security;

•	Business Areas – Monitoring risk management and control environment;

•	Foreign Units – Focusing on the follow-up of Itaú CorpBanca integration process, in addition to holding meetings to monitor activities of the international units;

•	Accounting Processing – management and controls over accounting back office processes; and

•	Client Relations – Monitoring work developed by the Ombudsman and business areas to identify themes that impact clients, the root cause of complaints and respective corrective actions.

The Committee, in compliance of duties, carried out the following activities, among others:

Risk Management and Internal Control System

In the first half of 2017, in meetings held with officers of the Risk Management and Control and Finance Area, the Committee monitored issues related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market, and operational risks. The Committee also monitored the evolution of the Conglomerate’s internal control system at meetings with DEROC and through engagements carried out by the Internal Audit.

External Auditors

The Committee has a regular communication channel with the external auditors to widely discuss the result of their work and significant accounting matters, allowing its members to support its opinion on the integrity of financial statements and financial reports. The Committee assesses as satisfactory the volume and quality of information provided by PwC, on which it supports the opinion on the integrity of the financial statements.

Engaging the services of independent auditors requires the prior approval from the Committee, which assesses the risks of loss of independence and conflicts of interest.

Internal Audit

The Committee met on a monthly basis with Internal Audit representatives to check the work performed, reports issued, conclusions and recommendations. In a number of other opportunities, Internal Audit professionals attended the Committee’s meetings. The Committee approves the Internal Audit’s annual plan and reviews its execution on a quarterly basis, becoming aware of any work performed but not originally planned and stating its position on the cancellation of those otherwise originally planned.

Consolidated Financial Statements

Procedures involved in the preparation of individual and consolidated financial statements, notes to these financial statements and financial reports published with the consolidated financial statements were presented to the Committee. The Committee also reviewed significant accounting practices used by the Conglomerate in the preparation of financial statements, in accordance with Brazilian accounting practices applicable to institutions authorized to operate by the Central Bank of Brazil and to the entities supervised by the Superintendência de Seguros Privados (Superintendence of Private Insurance). The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB).

Insurance, pension plan and capitalization companies

As required by the Conselho Nacional de Seguros Privados (National Private Pension Council) regulations, the Committee monitored the companies supervised by the Superintendence of Private Insurance (Itaú Seguros S.A., Itauseg Seguradora S.A., Itaú Vida e Previdência S.A., and Cia Itaú de Capitalização), and the activities described in this Summary include the issues relevant to these companies.

Ombudsman

The Committee met with the Ombudsman, when to learn about current client service activities and discuss the Half-Yearly Report prepared in compliance with regulatory requirements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	198

Meetings held in the period

For purposes of carrying out the aforementioned activities and procedures, the Committee held a total of 112 meetings, in 25 days from February 16 to July 26, 2017, duly formalized in minutes, of which 95 correspond to meetings with the External Auditors, Internal Audit, Internal Control and Compliance, and with executives from the administrative, financial, risks, information technology and business areas of the Conglomerate, in addition to 15 meetings held with the exclusive attendance of the Committee members and two training activities.

The meetings held with the exclusive attendance of Committee members were aimed at addressing issues such as work planning, assessment of internal and external auditors and the Operational Risk and Compliance area, assessment and approval of engagements proposed by the external auditors and other administrative activities.

As part of its internal activities, the Committee became aware of the reports of inspections and comments made by regulators, monitored the respective actions carried out by Management, and prepared, whenever required, reports to the Board of Directors of Itaú Unibanco Holding S.A., summarizing the actions taken, the level of attention required and its own comments on the actions adopted. In this period, the Committee held meetings with supervisors of the Central Bank of Brazil/Desup (Department of supervision of banks and banking conglomerates) and Central Bank of Brazil/Decon (Department of conduct supervision).

The Committee held quarterly meetings with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding S.A. and the CEO of Itaú Unibanco Holding S.A., when it submitted its own comments on several aspects related to the performance of its duties. It also provides reports of its activities to the Board of Directors of Itaú Unibanco Holding S.A. on a monthly basis. Members of the Committee act as effective members or as observers in Audit Committees of foreign units, and as observers at meetings of the Accounting Standards and Policies Committee and the Superior Balance Sheet Closing Committee.

Conclusions

Having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, and based on the activities carried out in the period, the Committee concludes as follows:

-	The internal control and risk management systems are adequate to the Conglomerate’s size and complexity;

-	The coverage and quality of the Internal Audit work are satisfactory.

Based on the information provided by PwC and on the Committee’s own analysis, no situation that could jeopardize the objectivity and independence of external auditors was identified.

The Committee also states that no deficiencies were identified in compliance with legislation, regulations or internal policies that might pose risks to the strength of the Conglomerate as a going concern.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	199

Based on the work and assessments carried out and taking into account the scenario and limitation of its duties, the Committee recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A. for the semester ended June 30, 2017.

São Paulo, July 31, 2017.

The Audit Committee

Gustavo Jorge Laboissière Loyola - Chairman

Antonio Francisco de Lima Neto

Diego Fresco Gutierrez

Geraldo Travaglia Filho

Maria Helena dos Santos Fernandes de Santana

Rogério Paulo Calderón Peres

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	200

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2017 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), July 31, 2017.

JOSÉ CARUSO CRUZ HENRIQUES

President

ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Member	Member

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2017	201

(A free translation of the original in Portuguese)

Report of independent auditors on the parent company and consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2017 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2017 and the consolidated statements of income and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2017, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our parent company and consolidated report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Notes 4f and 8)

The calculation of the allowance for loan and lease losses is a sensitive matter to management's judgment. The identification of situations that may compromise the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

Considering the matters mentioned above, this was an area of focus during the audit.

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to meet the assumptions and the standards of the Brazilian Central Bank (BACEN) and for disclosure in notes to the financial statements as well.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the expected future cash flows, the underlying guarantees, and the estimates of recovery of overdue receivables.

For the allowance for loan and lease losses calculated on a collective basis (retail banking segment), we tested the underlying models, including the models approval's process and the validation of the assumptions adopted to determine the estimated losses and recoveries.

We tested the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

The results of these procedures provided us with adequate and sufficient evidence in the context of our audit of financial statements.

Measurement of the fair value of financial instruments and derivatives with little liquidity and without active market- (Notes 4c, 4d and 7)

The fair value measurement requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for assessing financial instruments with little liquidity and without an active market. In addition, management of market risk management is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This was an area of focus during our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

We tested the design and the effectiveness of the main controls established by management related to the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

We analyzed the methodology to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices which are commonly adopted and evaluated the consistency of these methodologies with the ones applied in prior years.

We considered that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements. Accordingly, this was an area of focus during the audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties.

The information technology environment and controls established by management provided reasonable basis for the audit the financial statements.

Deferred tax assets (Note 14 b)

The deferred tax assets arising from temporary differences and tax losses carryforward are recorded to the extent that management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We consider that this area requires audit focus, taking into account that using different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated.

We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates.

We considered that management's assumptions are appropriate and consistent with the information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of amounts eligible for registration in intangible assets (Notes 4k and 15 b)

The balances of intangible assets are annually tested for impairment. These tests involves estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as the use of estimates by management.

We consider that this area requires audit focus, taking into account that it involves the projection of future results for each cash-generating unit or group of cash-generating units, and that the utilization of different assumptions to project future results may materially modify the perspectives for realization of such assets and result in the accounting of an impairment to the recoverable value, thus affecting the financial statements.

We tested the design and the effectiveness of the main controls established by management, including the totality and integrity of the database.

In connection with the audit procedures over the projections of future results, which are base for the taxable profit projection study, we analyzed the projections for the determination of impairment of intangible assets as prepared to by management to corroborate the reasonableness of these estimates for realization.

We considered that the assumptions adopted by management are appropriate and consistent with the information disclosed in the financial statements.

Provision for contingent liabilities (Notes 4n and 12)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements be made to settle proceedings in advance.

It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence is not always uniform.

We tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of a civil and labor nature considered on a group basis.

We counted on the support of our specialists in the labor, legal, and fiscal areas when assessing the risk

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

In this context, we consider that this is an area which requires audit focus.

of the individualized proceedings, according to the nature of each proceeding.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Others matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the six-month period ended on June 30, 2017, prepared under the responsibility of the Bank's management, which presentation is required by Brazilian Corporate Law to listed companies and treated as supplementary information to BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank’s management is responsible for the other information which comprise the Management Report and the Operation Management Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management report or the Operation Management Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Operation Management Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Operation Management Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Itaú Unibanco Holding S.A.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's and its subsidiaries ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and the Consolidated.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's and it's subsidiaries ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained

Itaú Unibanco Holding S.A.

up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 31, 2017

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5